UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FANchise League Company, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 11, 2017

Physical address of issuer
5792 W Jefferson Blvd, Los Angeles, CA 90016

Website of issuer
www.fcfl.io

Name of intermediary through which the Offering will be conducted
First Democracy VC

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive the right to receive that number of FAN Tokens in the FAN Token Sale equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Type of security offered
SAFT (Simple Agreement for Future Tokens)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 2, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sohrob Farudi
(Signature)

Sohrob Farudi
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sohrob Farudi
(Signature)

Sohrob Farudi
(Name)

Founder & CEO
(Title)

12/11/2017
(Date)

/s/Sohrob Farudi
(Signature)

Sohrob Farudi
(Name)

Manager of Project FANchise Holdings, LLC, the Managing Member of Company
(Title)

12/11/2017
(Date)

Form C Offering Statement dated December 11, 2017

FANchise League Company, LLC
doing business as Project FANchise and
The Fan Controlled Football League (FCFL)



Regulation Crowdfunding Offering

Purchase Rights for Tokens pursuant to SAFT (Simple Agreement for Future Tokens)

In an aggregate amount of up to $1,070,000.00
Minimum purchase per investor $500.00

This Form C Offering Statement (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FANchise League Company, LLC, a Delaware Limited Liability Company ("Company" or "FANchise" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in certain rights (the "Rights" or the "Securities") under certain Simple Agreements for Future Tokens (each, a "SAFT"). The Rights will entitle purchasers of the Rights (each, a "Purchaser") to participate in the future cryptographic utility token bona fide sale of tokens ("FAN Tokens") by Company to the general public in a publicized product launch with definitive terms and conditions to be set forth at that time (the "FAN Token Sale"). Purchasers of Securities are sometimes referred to herein as "Purchasers." Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (the "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Purchaser (which may be waived by Company, in its sole and absolute discretion). For purposes of calculating the amount of money raised in the offering, the purchase price per security shall be deemed to be paid in fiat currency (or US dollars) no matter what form of currency submitted; however, Company may deem the purchase price per security to have been paid in ETH, for purposes of internal accounting and FAN Token referencing. The offer made

1

hereby, along with the SAFTs, the FAN Tokens and the FAN Token Sale, are subject to modification, prior sale and withdrawal at any time.

The FAN Tokens, FAN Token Sale and the platform on which the FAN Tokens will be utilized (the "FCFL Platform") is described in the white paper prepared by Company, which is attached hereto as Exhibit D (the "White Paper").

The rights and obligations of the holders of Securities are set forth below in the section entitled *The Offering and the Securities—The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a SAFT. Purchases or "Subscriptions" may be accepted or rejected by Company, in its sole and absolute discretion. Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). At the conclusion of the Offering, the Intermediary will receive a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. In addition, the Intermediary will receive the right to receive that number of FAN Tokens in the FAN Token Offering equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$35.00	$465.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 9.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.fcfl.io no later than 120 days after the end of each fiscal year covered by the report. Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in the Offering by Company or another party, or 5) the liquidation or dissolution of Company.

IMPORTANT NOTICES

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING AND COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Company's control) and assumptions. Although Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. All subsequent written and oral forward-looking statements attributable to Company or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

Any forward-looking statement made by Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for Company to predict all of them. Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Our Company

FANchise League Company, LLC is a Delaware Limited Liability Company, formed on October 11, 2017. Company is currently also conducting business under the name of Project FANchise and The Fan Controlled Football League (FCFL). In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, Company and Project FANchise Technology, LLC (the "Technology Company"). Company is the operating company that will operate the league, FCFL Platform and the FAN Token, and the Technology Company is the research and development arm and will hold all intellectual property, which is licensed exclusively to Company through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from a "proof-of-concept" company that had held a pilot test in 2017 with the Indoor Football League using application technology rather than blockchain technology for a platform that allowed fans to control certain aspects of the Salt Lake Screaming Eagles.

Company is located at 5792 W Jefferson Blvd, Los Angeles, CA 90016.

Company's website is www.fcfl.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Fan Controlled Football League is a professional indoor football league where fans control the action via a mobile app. The league will have traditional revenue streams including ticket sales, sponsorship sales, and merchandise sales, as well as digital subscription revenue and media rights revenue.

The Offering

Minimum amount of SAFT (Simple Agreement for Future Tokens) being offered	50,000
Total SAFT (Simple Agreement for Future Tokens) outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of SAFT (Simple Agreement for Future Tokens)	1,070,000
Total SAFT (Simple Agreement for Future	1,070,000

Tokens) outstanding after Offering (if maximum amount reached)	
Purchase price per Security	$1.00
Minimum investment amount per investor	$500.00
Rights; Automatic Exercise	Entering into the SAFT entitles the applicable Purchaser to purchase one Right, which represents the right to acquire certain units of FAN Tokens based on the Purchase Amount as increased by a certain bonus percentage (the "Bonus Percentage"). Each Right will be automatically exercised for FAN Tokens if and when the Token Sale closes.
Purchase Amount; Form of Payment	The "Purchase Amount" represents the total purchase amount in U.S. Dollars set forth on the signature page of the Purchaser's SAFT and to be paid by Purchaser to Company upon execution of the SAFT for the Right to buy FAN Tokens in the Token Sale. The value of the Purchase Amount shall be deemed to be denominated in U.S. Dollars whether Purchaser pays in fiat or Bitcoin, valued at the applicable exchange rate at the time the SAFT is executed. If the Purchase Amount is not received within 24 hours of investment, Company reserves the right to void the SAFT and refuse to accept Purchaser's purchase of the Right.
Bonus Percentage	The Bonus Percentage is 25%. The payment of the Purchase Amount by Purchaser shall be increased by the Bonus Percentage for purposes of determining the number of FAN Tokens that Purchaser will receive if and when the Token Sale closes. Thus, assuming the Token Sale closes, each Purchaser will be entitled to 25% more FAN Tokens than such Purchaser would have received by only participating in the Token Sale and not in the Offering.
Token Price	Token Price is the price per FAN Token set by Company for the Token Sale, which is anticipated to be denominated in ETH and shall be no more than U.S. ten cents per FAN Token.
ETH EXCHANGE RATE	ETH Exchange Rate means the exchange rate

	into ETH from any other currency in effect on the Global Digital Asset Exchange (GDAX) at the time the SAFT is executed as set forth on Exhibit A to the SAFT.
Rights Exercise Price	If and when the Token Sale closes, a Purchaser's Right shall automatically be deemed to be exercised without any further action upon the part of Purchaser and Company will issue to Purchaser a number of units of the FAN Token equal to the Purchase Amount *divided by* the ETH Exchange Rate *multiplied by* (the Bonus Percentage *plus* 1.00) *divided by* the Token Price.
Offering Deadline	January 2, 2018 (subject to extension by Company)
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	Holders of the Securities will have no voting rights.
Risk Factors	See "Risk Factors" below.

The price of the Securities has been determined by Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of Company or any other recognized criteria or value.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Company will provide the opportunity to ask questions of and receive answers from Company's management concerning terms and conditions of the Offering, Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Exhibits

This Form C is supplemented by Company's financial statements attached as <u>Exhibit A</u>, the Company Summary attached as <u>Exhibit B</u>, the Offering Memorandum attached as Exhibit C, the White Paper attached as Exhibit D, the form of SAFT (Simple Agreement for Future Tokens) attached as <u>Exhibit E</u>, and the Video Transcriptions attached as <u>Exhibit F</u>.

RISK FACTORS

Our business and the Offering are subject to a number of risks related to the development and operation of the FCFL, the Rights and the SAFT, along with the risks related to the FAN Tokens and the FAN Token Sale. These risks include, but are not limited to, the following:

Risks Related to Company's Business and Industry

To date, we have not generated revenue, do not foresee generating enough revenue in the near future to finance operations and therefore rely on external financing. We are a startup Company and our business model currently focuses on development and build out of the FCFL rather than generating significant revenue in year one. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, development and roll out of the FCFL) that, if the planned amount is raised in the Offering, it will be sufficient to satisfy our contemplated cash requirements to launch the FAN Token Sale in the first half of 2018, assuming that we do not accelerate the development of FCFL related opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and the FCFL in general.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our commercialization activities. Under these circumstances, if Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. In October 2017, Project FANchise Holdings, LLC, or the Holding Company, was formed as a Delaware limited liability company, with two subsidiaries, Company and Project FANchise Technology, LLC, or the Technology Company. Company is the operating company that will operate the league, FCFL Platform and the FAN Token, and the Technology Company is the research and development arm and will hold all intellectual property, which is licensed exclusively to Company through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from a "proof-of-concept" company that had held a pilot test in 2017 with the Indoor Football League using application technology rather than blockchain technology for a platform that allowed fans to control certain aspects of the Salt Lake Screaming Eagles. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, use of blockchain technology and the continued development of advertising, promotions, and a corresponding fan base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company, in particular as a company utilizing blockchain technology and a utility token model.

Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, Company is dependent on Sohrob Farudi who is Founder & CEO of Company. Company has or intends to enter into an employment agreement with Sohrob Farudi although there can be no assurance that it will do so or that he will continue to be employed by Company for a particular period of time. The loss of Sohrob Farudi or any member of the board of directors or executive officer could harm Company's business, financial condition, cash flow and results of operations.

The amount of capital Company is attempting to raise in the Offering is not enough to sustain Company's current business plan. Company is raising money in the Offering in order to launch the FCFL Platform using blockchain technology and the Ethereum protocol and sell its utility token, FAN Tokens, which fans will need to interact with the FCFL Platform. In order to achieve Company's near and long-term goals, Company will need to be successful in selling its FAN Tokens. Company has targeted the public launch of its sale of FAN Tokens for the first half of 2018. There is no guarantee Company will be able to sell sufficient FAN Tokens. If we are not able to sell sufficient FAN Tokens, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, Company does not have any key man life insurance policies on any such people. Company is dependent on Sohrob Farudi in order to conduct its operations and execute its business plan, however, Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Sohrob Farudi die or become disabled, Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect Company and its operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in Company.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyberattacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Rights and to the Offering

Risk of Unfavorable Tax Treatment in One or More Jurisdictions. The U.S. Internal Revenue Service and other similar regulatory bodies have not yet issued definitive guidance on the tax treatment for securities similar to the Rights. Purchasers should consult their own tax advisors for guidance on tax treatment of the Rights.

Risk of Failure of the Offering. Company has sole discretion to accept or reject subscriptions and may terminate the Offering prior to the closing. If Company determines that the amount that Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, Company may decide to return the investments received (to the extent funds remain available for return) and abandon the Offering. Alternatively, Company may determine to close the Offering although less than the expected amount is raised. Raising less than the expected amount may require Company to delay or scale down some of Company's plans until further financing becomes available, and Company's projected results of operations and financial condition may be less likely to meet Company's original expectations than had Company raised the maximum amount sought in the Offering. Additionally, it is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Ethereum, development issues with the FCFL Platform (as defined in the White Paper), the failure of business relationships or competing intellectual property claims, FCFL may no longer be viable as a business or otherwise and may dissolve or fail to launch.

Restriction on Transfer of the Rights. There are substantial restrictions on the transferability of the Rights. A Purchaser may not assign or transfer its SAFT (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its Right without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Rights are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Rights may only be transferred within the United States or to "U.S. person" (as defined in Regulation S promulgated under the Securities Act) pursuant to either an effective registration statement registering the Rights or pursuant to an exemption under the Securities Act; the Rights may be subject to transfer restrictions under the securities laws of other jurisdictions; the Rights may be subject to holding period requirements; and there is no public market for the Rights.

Availability of Information. No governmental agency has reviewed or passed upon the Offering, Company or the Rights. Purchasers of the Rights, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control. Purchasers of the Rights will not have a vote or influence on Company's management. Substantially all decisions with respect to the management of Company will be made exclusively by Company's officers, managers and employees. Purchasers will have no right to vote on issues of, or otherwise participate in, Company management. Accordingly, no person should purchase a Right unless he/she/it is willing to entrust all aspects of Company management to Company's management. See the White Paper for more information about management.

Company Discretion on Use of Proceeds. Company has ultimate discretion to use the proceeds of the Offering as it sees fit and has chosen not to set forth any specific uses for investors to evaluate. The net proceeds from the Offering will be used for such purposes as Company's management deems to be in Company's best interests in order to address changed circumstances or opportunities. As a result of the foregoing, Company's success will be substantially dependent upon Company's discretion and judgment with respect to application and allocation of the net proceeds of the Offering. Company may choose to use the proceeds in a manner with which investors do not agree and investors will have no recourse. A use of proceeds that does not further Company's business and goals could harm Company and its operations and ultimately cause a Purchaser of the Rights to lose all or a portion of his/her/its investment.

High Degree of Risk. Investing in the Rights involves a high degree of risk. The Rights are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Rights are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. If Company is unsuccessful, Purchasers will not receive any FAN Tokens, and there is a possibility that there may be insufficient funds to reimburse Purchasers for their investments. Accordingly, investing in the Rights requires high risk tolerance, low liquidity concerns and long-term commitment. The Rights are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Rights.

No Guarantee of Return on Investment. There is no assurance that the Rights will be exchanged for a specific number of FAN Tokens in the FAN Token Sale or that the FAN Token Sale will take place, that any Purchaser will realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read the SAFT and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the SAFT and purchase a Right.

Unanticipated Risks. Agreements for the sale of future cryptographic tokens are a new and untested area. In addition to the risks discussed, there are risks that Company cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

Risks Related to the FAN Tokens and to the FAN Token Sale

Risks Associated with Blockchain Technology and the Ethereum Protocol. The FCFL Platform, the Rights and the FAN Tokens are based upon blockchain technology and the Ethereum protocol. As such, any malfunction, unintended function, unexpected functioning of or attack of blockchain technology and/or the Ethereum protocol or the Bitcoin protocol may cause the FCFL Platform to malfunction or function in an unexpected or unintended manner. Ethereum, the native unit of account of the Ethereum protocol, may itself lose value in ways similar to the FAN Tokens, and in other ways. More information about the Ethereum protocol is available at https://www.ethereum.org/ to assist Purchasers in understanding this new technology.

Risks Associated with Buyer Credentials. Any person that gains access to or learns of a Purchaser's login credentials or private keys may be able to dispose of the Purchaser's FCFL Account and the Purchaser's FAN Tokens. To minimize this risk, Purchasers should guard against unauthorized access to their electronic devices.

Risk of Unfavorable Regulatory Action in One or More Jurisdictions. Blockchain technologies have been the subject of scrutiny by various regulatory bodies around the world. The functioning of the FCFL Platform and the FAN Tokens could be impacted by one or more regulatory inquiries or actions, including the licensing of or restrictions on the use, sale, or possession of digital tokens like the FAN Tokens, which could impede, limit or end the development of the FCFL Platform. In addition, the sweepstakes developed by Company may not be allowed in certain jurisdictions and Company may be unable to award a randomly selected prize if Purchasers reside in a jurisdiction that does not permit the type of sweepstakes designed by FCFL.

Risk of Alternative Platforms. Following the Offering of the Rights and the development of the initial version of the FCFL Platform, it is possible that alternative applications could be established, which use the same open source code and protocol underlying the FCFL Platform. Such competitors may have greater resources or experience and could potentially negatively impact the FCFL Platform, including its value and the value of FAN Tokens.

Risk of Insufficient Interest in the FCFL Platform. It is possible that there will be limited public interest in the creation and development of the FCFL Platform and the FAN Tokens. Such a lack of interest could negatively impact the Rights and the FAN Tokens.

Risk that the FCFL Platform, as Developed, Will Not Meet the Expectations of FCFL Fans or Purchasers. The FCFL Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the FCFL Platform or FAN Tokens (including token behavior) held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the FCFL Platform.

Risk of Theft and Hacking. Hackers or other groups or organizations or countries may attempt to interfere with the FCFL Platform, the Rights or the FAN Tokens in any number of ways, including service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks.

Risk of Adverse Tax Consequences. Significant aspects of the tax treatment of digital tokens have not yet been addressed, both for U.S. federal income tax purposes and under the tax laws of non-U.S. jurisdictions, and jurisdictions could impose onerous tax burdens on the purchasers and holders of digital tokens. Such onerous tax burdens could subject purchasers and holders of FAN Tokens to adverse tax consequences and could decrease demand for and impede, limit or end the development of the FCFL Platform. Participants in the Offering and the FAN Token Sale are urged to consult their tax advisers regarding the substantial uncertainty regarding the tax consequences involved with the FAN Token Sale and with the use, sale, or possession of digital tokens such as FAN Tokens.

Risk of Security Weaknesses in the FCFL Platform Application Core Infrastructure Software. The FCFL Platform consists of open source software that is based on open source software. There is a risk that the fans, or other persons may introduce weaknesses or bugs into the core infrastructural elements of the FCFL Platform interfering with the use of or causing the loss of FCFL Platform, the Rights or the FAN Tokens.

Risk of Weaknesses or Exploitable Breakthroughs in the Field of Cryptography. Advances in cryptography, or technical advances such as the development of quantum computers, could present risks to the FCFL Platform, the Rights and the FAN Tokens, such as theft or loss.

Risk of Lack of Adoption or Use of the FCFL Platform. While the FCFL Platform and FAN Tokens should not be viewed as an investment, each may have value over time. That value may be limited if the FCFL Platform lacks use and adoption or is unable to successfully implement its real-time play calling features. If this becomes the case, there may be few or no markets following the launch of the application, potentially having an adverse impact on the FCFL Platform.

Risk of an Illiquid Token Exchange for FAN Tokens. While Company hopes that all buyers of FAN Tokens remain active in the FCFL community and hold their FAN Tokens forever, some buyers may desire to sell their FAN Tokens to others at various points in time. Company cannot guarantee that a secondary token exchange for the FAN Tokens will develop.

Risk of Uninsured Losses. Unlike bank accounts or accounts at some other financial institutions, funds held using the FCFL Platform or Ethereum network are generally uninsured. In the event of any loss, there is no public insurer, such as the Federal Deposit Insurance Corporation, or private insurer, to offer recourse to Purchasers.

Risk of Dissolution of FCFL. It is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Ethereum, development issues with the FCFL Platform, the failure of business relationships, or competing intellectual property claims, FCFL may no longer be viable as a business or otherwise and may dissolve or fail to launch.

Risk of Malfunction in the FCFL Platform or the FAN Token. It is possible that the FCFL Platform or the FAN Token malfunctions, including one that results in the loss of the Rights or eventual FAN Tokens.

Risk of Losing Access to FCFL Account Due to Loss of Credentials. An FCFL FAN Token account can only be accessed with login credentials selected by a Purchaser. The loss of these credentials will result in the loss of the FCFL FAN Token account. Best practices dictate that Purchasers safely store credentials in one or more backup locations geographically separated from the working location.

Unanticipated Risks. Cryptographic tokens are a new and untested technology. In addition to the risks discussed, there are risks that the FCFL team cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Fan Controlled Football League (FCFL) is a professional indoor football league where fans control the action via a mobile app. The league will have traditional revenue streams including ticket sales, sponsorship sales, and merchandise sales, as well as digital subscription revenue and media rights revenue.

Business Plan

The Fan Controlled Football League (FCFL) is the first professional sports league truly designed for the digital age – putting fans in control of their sports entertainment experience. Player personnel and real-time play calling decisions are all made by fans via the league's mobile app, making fans the coach and general manager for their team. Fans will no longer be just viewers; rather, they will be active contributors to the games they are watching. This is a transformational shift in the way sports fans engage and interact: no more sitting back and passively watching as a team's roster takes shape or a game unfolds. They will be essential to the league's product both on the field and off. While the initial implementation of our mobile application will drive the operations of the FCFL, we intend to create a greater universe of professional sports consumption and fandom. Whether through licensing of the platform or the creation of additional leagues (soccer, baseball, cricket, etc.), our platform will become the DNA for leagues seeking comprehensive fan engagement across a myriad of sports and entertainment verticals. We are creating more than just a tool to gain access and greater control of personnel and play calls in the FCFL: it will be the lifeblood of the interactive fan experience that can continue to expand across new digital platforms, fueling new league creation and modernization of leagues already in existence.

The FCFL

In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, FANchise League Company, LLC and Project FANchise Technology, LLC (the "Technology Company"). Company is the operating company that will operate the league, FCFL Platform and the Fan Token, and the Technology Company is the research and development arm and will hold all intellectual property, which is licensed exclusively to Company through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from a "proof-of-concept" company that had held a pilot test in 2017 with the Indoor Football League using application technology rather than blockchain technology for a platform that allowed fans to control certain aspects of the Salt Lake Screaming Eagles. Descriptions of our business and its operations as more fully set forth on our White Paper attached hereto as Exhibit D.

We are building a professional football league set to debut in 2018. A league app has been developed and is being refined to allow fans to manage and control the 8 teams in the league. The app will allow fans to make player personnel decisions, real time play calls during the game, and earn rewards for participating.

Company expects to be working with a major media partner to broadcast all the league games. In addition, Company intends integrate play calling functionality into this media partner's broadcast platform.

Competition

At present, Company does not have any direct competition. The Fan Controlled Football League will be the first and only professional sports league where fans make all major decisions for the teams in the league. We have first mover advantage as we have not seen any competitors building a similar fan controlled league. We are building significant barriers to entry by establishing partnerships/relationships with major broadcast companies, production companies, and agencies.

While the FCFL aims to be the first entirely fan-controlled professional sports league, it will compete against traditional sports leagues to attract fans, viewers, talent, media rights, and sponsorships. The NFL would be its largest competitor, which had the highest average attendance in North America in the 2016-2017 season with an average of 69,487 fans attending each game. A total of 17.79 million fans attended a regular season NFL game, an increase from 17.26 million in 2015.[1] As noted above, the NFL generated $7 billion through media rights alone in 2016.[2] Driven by the increase in media rights payments, the NFL is estimated to generate roughly $14 billion overall for the current season, up $900 million from the 2016 season.[3]

Current potential locations for the FCFL stadium include Los Angeles, Las Vegas, Atlanta, and Dallas. The league may compete with other local teams that have overlapping seasons in attracting fans to attend games. In addition, the league will compete with other indoor football league based in the U.S., including but not limited to the Arena Football League, the Indoor Football League, the National Arena League™, and Champions Indoor Football.

Customer Base

Company's customers will be individual fans of the league and the teams in the league.

Intellectual Property

Company is dependent on the following intellectual property which is owned by the Technology Company and exclusively licensed to Company:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5031633	IC 009. US 021 023 026 036 038. G & S:	FANchise	January 24, 2016	August 30, 2016	USA

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[1] https://www.statista.com/statistics/207458/per-game-attendance-of-major-us-sports-leagues/
[2] https://www.forbes.com/sites/kurtbadenhausen/2017/03/01/nfl-tv-ad-revenue-hits-record-3-5-billion-despite-drop-in-ratings/#520efd11525b
[3] http://www.sportsbusinessdaily.com/Journal/Issues/2017/03/06/Leagues-and-Governing-Bodies/NFL-revenue.aspx

	Downloadable mobile applications for fan engagement for professional sports.				

Patent Applications

Application or Registration#	File Date	Country
62/440,731	December 30, 2016	USA

Governmental/Regulatory Approval and Compliance

Not applicable

Litigation

None

Managing Entity

Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Project FANchise Holdings, LLC	Project FANchise Holdings, LLC, a Delaware limited liability company, is the sole member and manager of Company	Organized on October 30, 2017	N/A

Other

Company's principal address is 5792 W Jefferson Blvd, Los Angeles, CA 90016

Company conducts business in California.

Because this Form C focuses primarily on information concerning Company rather than the industry in which Company operates, potential Purchasers may wish to conduct their own separate investigation of Company's industry to obtain greater insight in assessing Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$74,900
Core Technology Development	25.00%	$12,500	25.00%	$267,500
League and Team Infrastructure	30.00%	$15,000	30.00%	$321,000
Operations and Advanced Technology	15.00%	$7,500	15.00%	$160,500
Public Relations (PR), Marketing, and Customer Acquisition	15.00%	$7,500	15.00%	$160,500
Professional Services	5.00%	$2,500	5.00%	$53,500
Contingency	3.00%	$1,500	3.00%	$32,100
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

_____

Company does have discretion to alter the use of proceeds as set forth above. Company may alter the use of proceeds, including if Company is not able to find and purchase a venue to host the FCFL in the timeframe necessary to allow the league to play in the 2018 season, Company may be forced to lease a venue.

For purposes of calculating the amount of money raised in the offering, the purchase price per security shall be deemed to be paid in fiat currency (or US dollars) no matter what form of currency submitted; however, Company may deem the purchase price per security to have been paid in ETH, for purposes of internal accounting and FAN Token referencing.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

Chief Executive Officer
Sohrob Farudi

Mr. Farudi is responsible for all major management decisions with respect to Company including, but not limited to, the issuance of additional securities, the incurrence of debt, the sale of property or assets of Company, the determination of the budget and business strategy, and the dissolution or winding up of Company.

Biography of Chief Executive Officer

Sohrob Farudi is the founder of FANchise (along with its parent company, Project FANchise Holdings, Inc., which is the Managing Member of Company) and has served as the Chief Executive Officer since Company's inception, where he has been responsible for all aspects of Company's financing and strategy and day-to-day management. Prior to founding Company, Mr. Farudi founded Project Franchise Holdings Inc. in 2015, and prior to that he was a partner at Aldisol LLC from April 2012 to September 2014, where he was responsible for the holding company's investments (real estate, technology startups, medical marijuana) and strategy.

Indemnification

Indemnification is authorized by Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

We currently have 0 full-time employees. We intend to hire full-time employees as its business develops and grows.

CAPITALIZATION AND OWNERSHIP

Capitalization

Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	100% held by the sole member of Company
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a Right under a SAFT will have no right to vote. Accordingly, holders of LLC membership interests in Company may vote on matters that affect Company and the value of the SAFTs.
Percentage ownership of Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

Company has no debt outstanding:

Valuation

The Securities being sold in the Offering are Rights under a Simple Agreements for Future Tokens, which will entitle the Purchasers to participate in the future cryptographic utility token bona fide sale of FAN Tokens by Company to the general public in a publicized FAN Token Sale and product launch with definitive terms and conditions.

As a holder of a SAFT, you will not be entitled to vote or receive distributions or be deemed the holder of membership interests of Company for any purpose, nor will anything contained herein be construed to confer on you, as such, any of the rights of a equityholder of Company or any right to vote for the election of directors or upon any matter submitted to members of Company at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

The value of a SAFT is contained in the Right and relates to the utility and value of the FCFL Platform which has yet to be built. Company has not undertaken any efforts to produce a formal valuation of Company, nor has Company received an independent, third-party valuation of Company. The price of the Securities reflects the opinion of Company's CEO as to what a fair value would be based on peer group product comparisons, and prior arms'-length negotiations with prospective venture capital investors.

Ownership
Company is a wholly owned subsidiary of Project FANchise Holdings, LLC.

Below the beneficial owners of 20% percent or more of Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sohrob Farudi (1)	80.0%

_____

    (1) Mr. Farudi owns 80% of the voting membership interests of Project FANchise Holdings, LLC, the sole member of Company.

Following the Offering, the Purchasers will own 0% of Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements of Company are attached hereto as Exhibit A.

Results of Operations

The entity was established in October 2017 and has not had any revenues or expenses to date. Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1) establish the FCFL with 8 new teams, 2) secure a media partner to broadcast league games, 3) secure a production partner to produce the games and shoulder content, 4) secure an agency to represent the league for sponsorship sales, player recruitment, and celebrity endorsements, and 5) complete a 67 game season.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Company has the following sources of capital in addition to the proceeds from the Offering:

Concurrently with the Offering under Regulation CF, Company is conducting an offering of the SAFTs to accredited investors pursuant to Rule 506(c) of Regulation D under the Securities Act and an offering of SAFTs to international investors pursuant to Regulation S. In total, the Company plans to raise $5 million from these two concurrent raises, but has the ability to increase this target amount. There can be no assurances, however, that Company will be able to raise any money in these parallel offerings.

Capital Expenditures and Other Obligations

Other than with respect to the build out of the FCFL Platform, Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps Company intends to take and the related information provided in the exhibits hereto, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to Company of any delays in taking these steps and whether Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

Company is offering up to 1,070,000 of SAFTs (Simple Agreement for Future Tokens) for up to $1,070,000.00. Company is attempting to raise a minimum amount of $50,000.00 in the Offering (the "Minimum Amount"). Company must receive commitments from investors in an amount totaling the Minimum Amount by January 2, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. Company has the ability to extend the Offering Deadline in its discretion. Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at Company's discretion.

The price of the Securities does not necessarily bear any relationship to Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the SAFT. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. Company will notify Purchasers when the Minimum Amount has been reached. If Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

SAFTs are not binding on Company until accepted by Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive the right to receive that number of FAN Tokens in the FAN Token Offering equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

Company will act as transfer agent and registrar for the Securities.

The Securities

General

Company is a Delaware limited liability company whose sole member (the "Sole Member") is Project FANchise Holdings, LLC. Company's Limited Liability Company Agreement (the "LLC Agreement") does not provide for the issuance of additional membership interests or the admittance of additional limited liability company members, although the LLC Agreement may be amended by the Sole Member.

The SAFTs

The Simple Agreement for Future Tokens being sold in the Offering is an investment contract under which Company agrees to issue the Purchaser the right to receive certain units of FAN Tokens, subject to certain terms. "FAN Tokens" is the tentative brand name for the future cryptographic public utility tokens to be sold by Company in its future Token Sale, all as more fully described in the White Paper attached hereto as Exhibit D.

Although the Rights and the SAFT are each a security, as that term is defined under the U.S. federal securities laws, the SAFT does not entitle the Purchaser to vote or receive distributions or be deemed the holder of membership interests of Company for any purpose, nor can anything contained in the SAFT be construed to confer on the Purchaser, as such, any of the rights of a member of Company or any right to vote for the election of directors or managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

Voting and Control

Holders of the Securities will have no voting rights.

Company does not have any voting agreements in place.

Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Company does not have the right to repurchase the SAFT (Simple Agreement for Future Tokens).

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, Company may engage in transactions with related persons. Related persons are defined as any director or officer of Company; any person who is the beneficial owner of 10 percent or more of Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Company has not conducted transactions with related persons.

Conflicts of Interest

Company has not engaged in the any transactions or relationships, which may give rise to a conflict of interest with Company, its operations and its securityholders.

REGULATORY INFORMATION

Eligibility

Company is:
- Organized under, and subject to, the laws of a state or territory of the United States or of the District of Columbia;
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
- Not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Also, Company was not required to file with the Securities and Exchange Commission (the "SEC") and provide to investors ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C. Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Disqualification

Neither Company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (or the following business day if such date falls on a Saturday, Sunday, or holiday) each year. Once posted, the annual report may be found on Company's website at http://www.fcfl.io. Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

Company must continue to comply with the ongoing reporting requirements until:
- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Compliance Failure

Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   FCFL Summary
Exhibit C   Offering Memorandum
Exhibit D   White Paper
Exhibit E   Form of SAFT
Exhibit F   Video Transcripts

EXHIBIT A

Financial Statements



FANCHISE LEAGUE COMPANY, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

October 31, 2017

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
FANchise League Company, LLC.:

We have reviewed the accompanying financial statements of FANchise League Company, LLC. (the "Company"), which comprise the balance sheet as of October 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the period from October 11, 2017 ("Inception") through October 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that FANchise League Company, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should FANchise League Company, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
December 5, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

FANCHISE LEAGUE COMPANY, LLC
Balance Sheet
October 31, 2017
(Unaudited)

Assets
  Cash and cash equivalents $ -
Total assets $ -

Liabilities and Member's Equity
Liabilities
  Accounts payable and accrued expenses $ -
    Total liabilities   -

Member's equity
  Member's equity   -
    Total member's equity   -
Total liabilities and member's equity $ -

See accompanying notes to the financial statements and independent accountants' review report.

FANCHISE LEAGUE COMPANY, LLC
Statement of Operations
For the period from Inception (October 11, 2017) through October 31, 2017
(Unaudited)

Revenues	$	-
Operating expenses		
General and administrative		-
Total operating expenses		-
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

FANCHISE LEAGUE COMPANY, LLC
Statement of Changes in Member's Equity
For the period from Inception (October 11, 2017) through October 31, 2017

Balance at October 11, 2017 (unaudited)	$	-
Net income (loss)		-
Balance at October 31, 2017 (unaudited)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Statement of Cash Flows
For the period from Inception (October 11, 2017) through October 31, 2017
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash provided by (used in) operating activities	-
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information	
Income taxes paid	$ -
Interest paid	$ -

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 – Nature of Business

FANchise League Company, LLC ("the Company") was formed as a limited liability company under the laws of the state of Delaware on October 11, 2017 ("Inception").

The Company is in the process of creating a fan-controlled football league, the first pro sports league where fans make all personnel decisions and call plays in real time via a mobile app. The league will consist of eight teams all playing in one location, which will be a large production studio.

The Company has not had any operations since Inception through October 31, 2017.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Note 3 – Significant Accounting Policies *(continued)*

Revenue recognition
Revenue will be recognized when members purchase the rights to participate in the football league.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to the sole member. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Plan has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Member Capital

On October 12, 2017, the sole member of the Company signed a limited liability company agreement (the "Agreement") to set forth the terms for the management of the Company.

Management and voting
The management, operation and policy of the Company is vested exclusively in the member.

Capital accounts
The Company maintains a capital account for contributions by the member. Capital accounts are subsequently increased by the amount of capital contributions made by the member to the Company and the Company's net income allocated to the member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to the member and the Company's net loss allocated to the member.

Net income and net loss
Net income or net loss of the Company is allocated to the member.

Note 5 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 6 – Subsequent Events

On December 2, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,070,000 of Simple Agreement for Future Tokens ("SAFT" or "Securities) to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunded securities offerings over the internet by eligible issuers of not more than a total of $1.07 million during any 12-month period through an eligible intermediary.

EXHIBIT B

FCFL Summary




Company: FANchise League Company LLC

Market: Sports & Entertainment

Product: Fan-controlled professional football league

Company Highlights

Expected to kick off in 2018, the Fan-Controlled Football League (FCFL) reimagines American football – and the experience of being a die-hard fan – for the digital age. The FCFL will seek to deliver a compelling football product that captivates a broader digital audience. It will feature fast-paced, high-scoring action that embraces the spread-football evolution of the NCAA football and NFL games while enabling a diverse set of styles and strategies on both offense and defense – all controlled by the fans.

- **Designed for the Digital Fan**: Rather than a traditional stadium or arena, all games will be played in a state-of-the-art production facility where a truly interactive sports entertainment experience can be delivered in real time to any connected device around the world.

- **Supported by Blockchain**: Leveraging the Ethereum blockchain, the company will maintain ledger-based transparency for all fan-driven decisions and reward allocations. Blockchain is vital to creating an inherently open, democratic network of fan engagement.

- **Cams, Biometrics, and Drones**: The company will seek to leverage the latest in sports tech, such as live-stream helmet cameras, real-time player biometrics, microsensors in the ball, and drones flying overhead, to capture video game-like statistics and shots of the action on the field.

COMPANY SUMMARY

Opportunity

The Fan Controlled Football League (FCFL) is being built by a group of experienced entrepreneurs and executives with backgrounds in professional sports, video gaming, fantasy sports, and mobile technology and includes top executives from the NFL, FanDuel, Sega®, Disney, Vonage, Ethereum and Bancor. In 2015, Project Franchise Team, Inc. (PFTI), a proof-of-concept company, began developing a platform to put sports fans in control of team decisions on and off the field while also allowing top fans to directly benefit from their team's success. In February 2017, the world's first fan-controlled professional sports team, the Salt Lake Screaming Eagles, made its debut in the Indoor Football League. The debut attracted over 8,000 fans and sold out the Maverik Center in Salt Lake City. Almost 200,000 additional fans from over 100 different countries streamed the game while calling the offensive plays via a mobile app. The team generated media coverage from top publications, including The Wall Street Journal and The New York Times, and helped yield partnerships with both Sports Illustrated and Amazon's



[Twitch](#). Driven by fans' play calling, the team's offense ended the season ranked third in the league and starting quarterback Verlon Reed was named Offensive Rookie of the Year.

The Path Forward on the Blockchain

To deliver a truly interactive and immersive experience for its digital first fan base, the FCFL founders knew they needed to be in control of the league, gameplay, venue, and production, while having strong media distribution partners to bring the game to the masses. And to ensure fans can trust every vote they participate in, blockchain is essential. In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, FANchise League Company, LLC (the "Fan Controlled Football League" or "FCFL") and Project FANchise Technology, LLC (the "Technology Company"). The FCFL's vision is to use blockchain technology and utility tokens to develop a fan-controlled professional sports league. In November 2017, the Technology Company acquired certain intellectual property rights from PFTI, described above, that ran the successful pilot test with the Screaming Eagles in the Indoor Football League using application technology rather than blockchain technology for the platform.

The FCFL founders are driven by the following motto:

Power to the Fans!

This motto continues to guide the founders as they build the FCFL, a sport league that blends traditional sports, fantasy sports, and eSports to create one of the most immersive experiences for sports fans around the world. Fans who love the power, passion, and fast-paced action of modern football will find all those qualities in the FCFL. Fans who love the dynamic interactivity of eSports and gaming will see that interactivity taken to the next level via real, live, on-field action that they can control. And fans who love building teams and proving their knowledge in fantasy football will see their fantasy come to life as they control their own real football team from draft day to championship.

Embed video: https://youtu.be/dulBDfUGaEQ

Product

Fans of each FCFL franchise will be able to call their favorite team's plays through a mobile app and streaming interface, creating a unique real-time experience. Fans will be presented with a variety of plays to choose from on each down, will accumulate stats during the season, and will be able to win prizes based on their play calling prowess. Further, fans' control and immersion won't be limited to game day – they will also be able to build their team from the ground up. Fans will choose the team name, logo, jerseys, etc. and will even have a voice in personnel decisions via the FCFL's Virtual Front Office. Prior to the start of the FCFL's inaugural season, a Live Draft will be held where the fans decide which players get selected for their team.









FAN-CONTROLLED
FCFL
FOOTBALL LEAGUE
You Draft the Players
You Hire (& Fire) the Coach
You Call Plays in Real Time



Game Format

Taking cue from the popularity of broadcast eSports, the FCFL is designed to deliver non-stop football action in a one-hour game format. The league's rules will also encourage a fast-paced and wide-open style of play that reduces penalties and other stoppages. There will be no field goals, punts, or kicked extra points, so teams must always "go for it" on fourth down. The games will be seven vs. seven players (instead of 11 vs. 11 in traditional American football). The offense will feature three offensive linemen, a quarterback, and three skill position players. The game will be played on a 50-yard field with 10-yard endzones and padded walls, similar to other indoor football leagues.

Unlike traditional football leagues, players will be encouraged to showcase both their on-field talents and personalities. For example, instead of receiving a penalty for touchdown celebrations, players will be rewarded. The player with the best celebration of the week, as determined by fans, will receive a cash bonus.

League Structure

The league will begin with eight franchises, each with a roster of 18 players selected by fans. There will be two divisions of four teams each. The top team in each division will make the playoffs along with two wildcard teams that can be from either division. The season will consist of a 16-game regular season with two playoff games and a championship game. With the league adopting a one-hour game format, teams will have the opportunity to play more frequently than once per week. This in turn will shorten the length of the overall season, potentially allowing for two full seasons per year in the future.

Draft

The FCFL is targeting early 2018 to begin hosting and inviting players to invite-only, regional tryouts. Players not receiving an invitation who want to attend will be encouraged to create a profile page on the FCFL website and upload their highlight videos. Any player that receives 100 or more votes on their profile will automatically receive an invitation to a tryout. After tryouts, FCFL staff and fans involved in the Virtual Front Office will extend invitations to players to attend minicamp. All tryouts and minicamps will be streamed live, and all video footage and player evaluations will be made available to fans on demand before the live player draft.

A League Founded on Technology

All teams will play in the same stadium. The FCFL's Studio Arena (stadium) will be designed to operate more like a high-tech production studio than a traditional sports arena. It will be tailored to deliver a truly interactive and immersive sports entertainment experience to fans watching from any connected device around the world. Drone cams will deliver up-close, video game-like shots not seen in other professional sports. Embedded helmet cameras and mics on players will put viewers in the middle of every play. Wearable sensors and in-arena technology will provide a constant stream of data to enhance broadcasts and provide detailed football analytics that can help fans make the best possible decisions from roster moves to play calls. The Studio Arena will seat approximately 1,000 to 1,500 fans. Current potential locations include Los Angeles, Las Vegas, Atlanta, and Dallas.

Secondarily, the FCFL and its Studio Arena will serve as a sports technology "playground" for emerging technology in sports and entertainment. The FCFL will seek to partner with both startups and large corporations to integrate



cutting-edge technology in the arena. The long-term goal would be for the FCFL to establish a formal sports technology incubator/accelerator with a well-known strategic or venture partner.

$1,000,000+ Championship Prize

Teams and their fans will be collectively competing for a cash prize with a targeted minimum of $1 million. For the team that wins the championship, players, coaches, and certain fans of the team will share the prize. Half of the championship prize will be given to the players and coaches, with the remaining half being distributed to certain fans. Fans of the winning team will receive their share of the cash prize based on a variety of factors, including the number of successful plays as determined by passing yards gained, rushing yards gained, or touchdowns scored. In addition, a percentage of certain league revenue (e.g. in-app purchases) will be added to the prize pool, creating a progressively growing championship purse each season. The FCFL will also work to secure brand sponsors to add additional funds to the cash prize.

League Partners

- *Streaming Media*: The FCFL is finalizing a broadcast deal with one of the top streaming media companies in the world. The streaming media partner will pay the FCFL a fee for exclusive streaming rights to all 67 league games in 2018. In addition, the league's real-time play calling interface will be integrated into the video player of the streaming media partner's mobile app.

- *Show Development and Game-Day Production*: The FCFL is expecting proposals from two top tier production companies in the next few weeks. The FCFL is looking to work with a premier production company for two reasons:
  - First, the company aims to create a professional game-day production with a company that is better versed in creating entertainment properties than they are football games. Why? The FCFL is seeking to reimagine the football experience for the digital fan, and a big part of that will be the entertainment factor of the broadcast. The FCFL wants to bring a talented production company from outside the world of football to present the game through an entirely new lens.
  - Second, the FCFL plans to create additional programming outside of gameday. The company is discussing multiple show formats that would provide the league with greater reach, generate compelling content leading up to the season, and create an opportunity to be on network television. A few of the show ideas it is currently working on include "Hard Knocks Meets High Tech," "The Making of a Football League," and a third show along the lines of Ultimate Fighter, which would be a competition amongst players, with the winners being awarded guaranteed spots in the FCFL.

Product Roadmap

To deliver a truly interactive and immersive experience for its digital-first fan base, the FCFL needs to be in control of the league, gameplay, venue, and production, while having strong media distribution partners to bring the game to the masses. The roadmap below provides a view of what PFTI accomplished in its pilot study, what FCFL hasalready accomplished and the company's planned future milestones:



Past Milestones
- Proof-of-Concept Stage by PTFI
  - **October 2015** - Approved for a new franchise in the Indoor Football League
  - **November 2015** - Began building the FANchise application/platform
  - **February 2016** - First fan vote to decide the host city for the team
  - **April 2016** - Announced that Salt Lake City, Utah, was chosen by fans as the host city
  - **June 2016** - Completed successful Indiegogo campaign from more than 2,000 fans
  - **October 2016** - Beta app and website launch
  - **December 2017** - Real-time play calling functionality launched and tested
  - **January 2017** - Finalized an agreement with Sports Illustrated to cover the Screaming Eagles for the 2017 season
  - **February 2017** - First fan-run football game in history played at the Maverik Center in Salt Lake City
  - **March 2017** - Finalized an agreement with Amazon's Twitch to stream the Screaming Eagles' remaining home games on Twitch.tv and integrate real-time play calling into Twitch chat
  - **April 2017** - Fans vote "NO" to Greg Hardy being signed by the team
  - **June 2017** - Last Screaming Eagles game, where fans knocked Spokane Shock out of the playoffs by calling a winning touchdown pass on the last play of the season
- By FCFL
  - **Q3 2017**
    - Official formation of the FCFL,
    - Acquisition of intellectual property rights from proof-of-concept company, PTFI
    - Media partner negotiations, production partner negotiations, agency partner negotiations, development of FAN token

Projected Future Timetable
  - **Q4 2017 -** Sign agreements with streaming media partner, production partner, and agency partner; finalize token generation event details, white paper, and website; complete FAN token and smart contract development; complete FAN token public presale
  - **Q1/Q2 2018** - Token generation event, choose location for FCFL Production Arena and begin buildout, hire league staff, and host tryouts
  - **Q2 2018** - Complete integration with media partner, host inaugural player camp, host fan-run draft, Inaugural FCFL season begins
  - **Q3 2018** - Inaugural FCFL season ends
  - **Q4 2018 and Beyond** - Continued platform improvement, potentially add new teams to the FCFL, potential licensing of the platform to other teams/leagues, and potential to build new fan-run leagues in baseball and cricket.

Business Model

The FCFL will combine the revenue model of a traditional sports league and that of a mobile video game. Aside from ticket sales (the league will give away tickets in the inaugural season), the league will rely on sponsorship sales, merchandise sales, and media rights along with in-app purchases and subscription revenue from the league's Virtual Front Office.




FAN tokens are the power behind fan interactivity and engagement in the FCFL. All activity in the league relies on FAN tokens, from voting on which coach to hire to real-time play calling during the games. Each fan's level of control will be directly proportional to their ownership of FAN tokens, and the skill and volume with which they engage with the FCFL will add to their collection of tokens.

In addition to purchasing FAN tokens in the token sale, fans will be able to earn FAN tokens through a variety of reward-based programs designed to enhance fan involvement and engagement with the FCFL. Fans can accumulate FAN tokens by watching games, calling plays, proving their knowledge, making team decisions, and competing against rival fans. FAN tokens will enable fans to unlock tiers of access to content, voting rights, exclusive experiences with the league and its sponsors, merchandise, and the potential for a greater piece of the championship prize.

Initial benefits of owning FAN token will include the following:

- **Increased Coaching Power**: Each team will have a FAN token leaderboard that will rank fans from first to last. Coaching power for each team will be distributed across the team's respective leaderboard, with the fans in the top spots having the greatest amount of influence and the fans at the bottom having the least. Leaderboard rankings will be determined based on a number of factors, including, but not limited to, the total amount of FAN tokens owned, total amount of FAN tokens earned in a specified time period, and offensive and defensive statistics accumulated when fans call successful plays for their team.

- **Individual Play Calling**: During multiple times per game, individuals and small groups of FAN token holders will be selected to call a play – providing an opportunity to be the team's sole Offensive Coordinator for that play.

- **VIP Tiers**: VIP tiers based on FAN token ownership will get complimentary VIP tickets to games, special seating and in-venue access for FAN token holders, free Virtual Front Office subscriptions, unique in-app avatars, invites to exclusive events, first access to breaking news, and more.

- **Rewards and Prizes**: FAN token owners will be eligible to win prizes and rewards via sweepstakes. Sweepstake prizes will range from team merchandise and game consoles to one-of-a-kind fan experiences and travel packages to see an FCFL game in person. Sweepstakes will be held at least once a month during the season, with each FAN token providing an entry into the random drawing. In order to be eligible for the sweepstakes, fans must have been active in the FCFL app during the week prior to the drawing. Complete and final sweepstakes details and official rules will be released at a later date.



- **Play Calling Win Bonus**: During each game of the season, the fans of the winning team who called plays and participated during the game will receive FAN tokens.

- **Discounts**: Special FAN token-only discounts on merchandise, tickets, fan experiences, in-app purchases, and more. Discounts will be tiered with the highest discounts reserved for the very top FAN token owners and earners.

- **In-App Purchases**: FAN tokens can be used to purchase "voting boosts," game-day experiences, limited-edition merchandise, Virtual Front Office access, and more.

FCFL fans can earn FAN tokens by engaging with the FCFL ecosystem at a variety of touch points, including:

- Watching games
- Calling plays and accumulating offensive and defensive statistics (e.g. passing yards, rushing yards, touchdowns, and sacks)
- Viewing written and streaming video content on the league's website and mobile app
- Participating in polls and team coaching decisions, such as drafting players and setting the week's starting lineup
- Maintaining an active Virtual Front Office subscription
- Providing value-added activities to teams, such as scouting players and helping coaching staff evaluate opponents
- Referring friends and family to join the FCFL fan base
- Engaging with league sponsors
- Creating league-related content including blog posts and videos
- And more, potentially including user-generated opportunities

FAN token is an ERC20-compatible (Ethereum-based) Smart Token. The Ethereum-based token leverages blockchain technology to bring a level of complete transparency, provided by an ongoing encrypted ledger, to league operations and all fan votes. For fans to buy into the idea of decentralized, real-time decision-making power, they need to be confident that their decisions yield the results they expect. The blockchain and corresponding ledger are the key to unlocking that democratization and providing trust in the system for all parties involved.

TOKEN SALE AND USE OF PROCEEDS

Funds raised during the initial token sale will be used to develop and advance the FCFL and the overall fan experience. The team behind the FCFL has built multiple sports teams and technology companies from the ground up and believes its plan to consolidate the FCFL in one location will make the process of starting the league more akin to starting one very large team rather than a league with teams spread out across the country. Below is a high-level breakdown of the intended use of proceeds from the token sale:

- **Core Technology Development** - 25%
    - Core technology development includes the real-time play calling app, implementing blockchain technology throughout the platform and FCFL ecosystem, and building out content production capabilities, including integration with streaming media partner(s).



- o A large part of this budget will be used to continue improving the fan engagement experience of the core app and implementing new features and functionality to drive adoption and user retention.

- **League and Team Infrastructure** - 30%
  - o This includes coaches' and players' salaries, field cost, equipment, training facilities, meals and housing, etc.

- **Operations and Advanced Technology** - 15%
  - o This includes salaries for league staff, venue cost, production equipment and staff, and an advanced technology budget to purchase drone cams, live-stream helmet cams, wearables, and other devices to capture biometrics, player movement data, enhance player safety, etc.

- **Public Relations (PR), Marketing, and Customer Acquisition** - 15%
  - o The FCFL has been engaged with Relative Consultants for the past year for PR and will continue the engagement post token sale.
  - o Marketing will include both league/team branding and general awareness campaigns, as well as customer acquisition plans.
  - o Pending successful completion of a token sale, a Request for Proposal (RFP) will be distributed to secure a marketing agency to be the agency of record for the FCFL.
  - o Customer acquisition campaigns will continue to be run in house.

- **Professional Services** - 10%
  - o This includes legal, accounting, tax, recruiting, and consulting services. The FCFL has retained Proskauer Rose as legal counsel for general corporate matters. Smith Anderson has been retained as legal counsel related to the Token Sale and other digital currency matters.

- **Contingency** - 5%
  - o This allocation will help cover oversights and other contingencies.

At the end of the sale, FAN tokens will be allocated across these four categories:

% of Total Supply	Category	Special Terms
50%	Token sale participants	N/A
20%	Founders / Developers / Employees / Advisors*	Tokens vest over the first three FCFL seasons
15%	FCFL Marketing Development Fund**	Tokens in the fund will be available annually in three equal installments, with the first installment released immediately after the token sale ends
15%	Parternships	Will be used to bring strategic partners to the eFL ecosystem

*Founders/Employees/Advisors/Developers and their family members will not be eligible to win or participate in FCFL prizes

**This fund will be used for things including customer acquisition, in-app rewards, championship prizes, and league marketing.



Even though the demand for live television has declined over the past few years as viewers shift to on-demand content, the demand for live sports has grown. In 2015, more than 127,000 hours of sports programming, mostly live, were available on broadcast and cable TV in the U.S., up 160% from 2005. Viewers also spent more than 31 billion hours watching sports in 2015, up 41% from 10 years ago.[i]





n
THEN AND NOW: TOP 100 LIVE TV PROGRAMS
Compared to 10 years ago, sports programming now accounts for almost all live TV viewing
2005
2015
All other programs
Sports programs
All other programs
Sports programs
Source: Nielsen's Year In Sports Media Report 2015

Remainder of page intentionally left blank



Professional sports leagues have leveraged this demand into substantial, cross-platform media rights deals. In North America, media rights are projected to increase at a compound annual rate of 5.5%, from an estimated $16.3 billion in 2015 to a projected $21.3 billion in 2020. By 2018, media rights will be the largest source of sport revenue, surpassing ticket sales (~$19.9 billion versus ~$19.8 billion).[ii]

North America sports market by segment

US$ millions	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	CAGR
Gate revenues	16,115	15,821	17,372	17,707	18,265	18,721	19,372	19,789	20,318	20,818	2.7%
Media rights	10,800	11,619	12,262	14,595	16,305	18,218	18,876	19,868	20,533	21,289	5.5%
Sponsorship	12,615	13,257	13,900	14,689	15,481	16,301	16,931	17,541	18,128	18,741	3.9%
Merchandising	12,482	12,771	13,144	13,493	13,806	13,966	14,200	14,422	14,624	14,822	1.4%
Total	52,012	53,468	56,678	60,484	63,857	67,206	69,379	71,620	73,603	75,670	3.5%

% change year on year											
Gate revenues		-1.8%	9.8%	1.9%	3.1%	2.5%	3.5%	2.2%	2.7%	2.5%	
Media rights		7.6%	4.2%	18.8%	11.7%	11.7%	3.6%	5.3%	3.3%	3.7%	
Sponsorship		5.1%	4.9%	5.1%	5.4%	5.3%	3.9%	3.6%	3.3%	3.4%	
Merchandising		2.3%	2.9%	2.7%	2.3%	1.2%	1.7%	1.6%	1.4%	1.4%	
Total		2.8%	6.0%	6.7%	5.6%	5.2%	3.2%	3.2%	2.8%	2.8%	

CAGR - compound annual growth rate   Source: PwC Sports Outlook (October 2016)

In 2016, the NFL alone generated $7 billion in worldwide media rights.[iii] The NBA and MLB generate $2.66 billion[iv] and $1.5 billion[v], respectively, in media rights revenue per year. Even sports that haven't traditionally dominated the U.S. market are enjoying growth in media deals. For example, Major League Soccer (MLS) generates roughly $90 million per year from ESPN, Fox, and Univision, five times the size of the $18 million per year it was getting when it signed the new deals back in 2014.[vi]

While traditional sports such as football, basketball, baseball, and soccer have won notable media rights contracts in the past several years, the eSports industry (i.e. electronics sports or competitive video gaming) has seen more impressive growth. According to the 2016 Nielsen eSports Report, the U.S. eSports' fan base grew by 76% to 45.3 million people from 25.7 million in 2015. Almost 24%, or 10.9 million people, consider themselves avid eSports fans, engaging with eSports at least five hours per month.[vii] Globally, eSports is projected to generate $696 million in 2017, up 41.3% from 2016. An estimated $95 million is projected to come from media rights. Driven by brand investments (e.g. media rights, advertising, and sponsorships) the total eSports market is projected to reach $1.5 billion by 2020. North America, currently the largest eSports market, is projected to generate $257 million in 2017 and more than double to reach $607 million by 2020.[viii]







Fantasy sports have long been fans' only available proxy for "controlling" the sports and players they are passionate about, and the fantasy industry has grown substantially. In 2017, 59.3 million individuals in the U.S. and Canada played fantasy sports. Over a 12-month period, fantasy sports players (over the age of 18) spend an average of $556 on league-related costs, single-player challenge games, and league-related materials.[ix] Overall, the fantasy sports industry was valued at $7.22 billion based on research conducted by the Fantasy Sports Trade Association (FSTA).[x]

COMPETITORS

While the FCFL aims to be the first entirely fan-controlled professional sports league, it will compete against traditional sports leagues to attract fans, viewers, talent, media rights, and sponsorships. The NFL would be its largest competitor, which had the highest average attendance in North America in the 2016-2017 season with an average of 69,487 fans attending each game. A total of 17.79 million fans attended a regular season NFL game, an increase from 17.26 million in 2015.[xi] As noted above, the NFL generated $7 billion through media rights alone in 2016.[xii] Driven by the increase in media rights payments, the NFL is estimated to generate roughly $14 billion overall for the current season, up $900 million from the 2016 season.[xiii]

Current potential locations for the FCFL stadium include Los Angeles, Las Vegas, Atlanta, and Dallas. The league may compete with other local teams that have overlapping seasons in attracting fans to attend games. In addition, the league will compete with other indoor football league based in the U.S., including but not limited to the Arena Football League, the Indoor Football League, the National Arena League™, and Champions Indoor Football.



Arena Football League: Founded in 1987, the Arena Football League (AFL) is the first and oldest indoor football league, growing in popularity in the 2000s as it expanded the league heavily and received greater television coverage.[xiv] The AFL played 22 seasons from 1987 to 2008. From 2000 to 2009, the AFL had its own developmental league, the af2. The AFL canceled its 2009 season due to internal issues. Later that year, both the AFL and af2 were dissolved and reorganized as a new corporation comprising teams from both leagues, and the AFL returned in 2010. In 2016, the league had eight teams with an average attendance per game of 9,342.[xv] In 2017, it had five teams with an average attendance per game of 9,248.[xvi] For the 2018 seasons, the AFL will have six teams from Albany, Baltimore, Cleveland, Philadelphia, Tampa Bay, and Washington, D.C.[xvii]

Indoor Football League: Founded in 2008 by the merging of Intense Football League and United Indoor Football, the Indoor Football League (IFL) once boasted 25 teams (in 2010) and peaked at an average of 4,000 fans per game (in 2013).[xviii] The Salt Lake Screaming Eagles played in the IFL for the 2017 season before being dissolved when the owners decided to start the FCFL. Currently, the league has eight teams located in Arizona, Iowa (2 teams), Illinois, Nebraska, South Dakota, Wisconsin, and Michigan.[xix]

National Arena League: Founded in 2017, the National Arena League (NAL) consisted of eight teams for its inaugural season. Four of the eight NAL teams that played in 2017 have folded, and a fifth team, in Monterrey, Mexico, is not expected to play in 2018. The League is expected to add four new expansion franchises in Portland, Oregon; Trenton, New Jersey; Worcester, Massachusetts; and Greensboro, North Carolina. Coming back for a second season will be teams in Jacksonville, Florida; Columbus, Georgia; and Allentown, Pennsylvania.[xx]

Champions Indoor Football: The Champions Indoor Football league was created in 2014 out of the merger between the Champions Professional Indoor Football League (CPIFL) and Lone Star Football League (LSFL). It currently has 11 teams from Albuquerque, New Mexico; Allen, Texas; Amarillo, Texas; Bismarck, North Dakota; Dallas, Texas; Kansas City, Missouri; Moline, Illinois; Omaha, Nebraska; Salina, Kansas; Sioux City, Iowa; and Wichita, Kansas.[xxi]

EXECUTIVE TEAM



Sohrob Farudi, Co-founder and CEO: Sohrob is an accomplished international C-level executive and venture-backed entrepreneur. He's held the CEO role at multiple startups, spent two years overseas working in Europe, raised more than $20 million in angel and venture financing, and served as an investor and advisor to numerous companies over the last decade. He has spoken at events including SXSW, Hashtag Sports, MIT Sloan Sports & Analytics Conference, and Block-Con. As CEO of the FCFL, he is responsible for strategic direction, financing, and strategic partnerships for the league. Prior to the FCFL, Sohrob founded Fanchise, the company that pioneered the real-time fan play calling concept with the Salt Lake Screaming Eagles and led to the creation of the FCFL. In his time with Fanchise, he secured angel funding, led product design for the mobile play calling app, negotiated partnerships with Sports Illustrated and Twitch, and attracted notable executives from the worlds of entertainment and professional sports to help push the league forward. Before disrupting the world of sports and entertainment, Sohrob led companies across multiple sectors including analytics (SeeVolution), digital marketing (ActBold), and mobile (Flipswap). He started his career as a consultant at Accenture. Sohrob has a MS in Information Systems from the George Washington University School of Business and a BS in Finance from the University of Maryland.





Grant Cohen, Co-founder and VP of Digital: Grant is a mobile app content and marketing industry veteran. Prior to founding the FCFL, Grant founded Fanchise and is a co-owner of the Salt Lake Screaming Eagles. Earlier, he was on the Executive Team at Kochava, a leading mobile app and game analytics provider, where he served as the General Manager of the Kochava Collective, an independent mobile data marketplace. Prior to joining Kochava, Grant co-founded ChirpAds, a native mobile ad business funded by Science Inc. Science subsequently acquired Playhaven and merged it with ChirpAds. Grant then led the Playhaven business through its acquisition by RockYou, a San Francisco-based social gaming company. Before ChirpAds, Grant worked at GradientX as the Head of Sales & Business Development. He started his foray into the wireless space by managing marketing for AskMeNow, an extremely popular app on connected Blackberry and Palm Pilot devices in 2004. Grant has a BSC in Media Management from The University of Miami.



Patrick Dees, Co-founder and VP of Gaming: Patrick is a serial entrepreneur and dynamic executive who has been involved with several successful startups over his career. Patrick co-founded Talk About Wireless, served as General Manager of Indirect Channels for Flipswap, co-founded and served as CEO of the Emerge Group, and recently served as General Manager and partner of the Las Vegas Outlaws. At Talk About Wireless, Patrick spearheaded the company's growth initiatives, which helped propel the company to 48 brick and mortar locations, nearly 200 employees, and $17 million in annual sales. Later, at Flipswap, Patrick was instrumental in securing domestic distribution as Flipswap grew to over 100 employees and over $20 million in revenue. Currently, Patrick is serving as a VP of Project Fanchise. Prior to that, as GM of the Las Vegas Outlaws in the Arena Football League, Patrick led the front office and guided the team to a playoff berth in its inaugural season in 2015.



Vivek Jain, Co-founder and CFO: Vivek began his career with PricewaterhouseCoopers. Following four years of escalating responsibility within the public accounting sector, he joined Enstar Group, a venture capital company that specialized in the reinsurance industry. When he joined Enstar, it was a smaller private company growing at a very rapid pace. During his tenure there, the company went public and, by the time of his departure in 2007, Enstar had a market capitalization in excess of $1 billion. Enstar grew through acquisitions, and Vivek played a role in this growth, helping close deals and serving as part of senior executive team that ran the operations of newly acquired companies. After his time at Enstar, Vivek continued in the venture capital industry by taking on a senior role with Investment Saskatchewan and subsequently operated his own consulting firm that provided CFO-for-hire and capital raising services. Vivek has also sat on numerous boards during his career, including the Board for Sask Sport Inc. and Bioriginal. Vivek graduated from the University of Regina in 1999 with a Bachelor of Business Administration and proceeded to earn his Chartered Accountancy designation in 2002.





Ray Austin, Co-founder and VP of Football Operations: After a successful five-year career in the NFL, where he played for the New York Jets and Chicago Bears, Ray has transitioned to a career as an entrepreneur, actor, and model. His tenure as an NFL player helped prepare him for his next venture in sports performance. As co-owner of a 40,000-square-foot gym with over 300 athletes, he has contributed to the success of collegiate and professional athletes, including Justin Tucker, Tommy Zbikowski, Tony Moeaki, and Chris Brown. He has partnered with Nike to offer performance training to inner-city youth in Chicago, which was the inspiration for Nike's S.P.A.R.Q. line (Speed, Power, Agility Reaction, Quickness). Ray has been featured in over 100 commercials for Coors, Ford, Listerine, and McDonald's, among others, and has been a proud member of the Screen Actors Guild (SAG) for the past 13 years. He also has experience as a radio announcer and commentator through Voice of America. Ray has also spoken at numerous high schools and colleges and is proud to have served as a keynote speaker with an elite fitness guild.

ADVISORS



Andy Dolich, Former COO, San Francisco 49ers: Andy is currently President of Dolich Consulting. He brings over five decades of executive experience in the sports industry, including front office positions in the NFL, MLB, NBA, and NHL. Andy was responsible for the day-to-day business operations of the San Francisco 49ers (NFL) and played a major role in the preliminary planning of Levi's Stadium in Santa Clara, California. Prior, Andy served as President of Business Operations for the Memphis Grizzlies (NBA), where he led the business team in the planning and building the new FedExForum arena, saw the Grizzlies through three NBA Playoffs, and helped establish a season ticket base of over 11,000. In the 1980s and early 1990s, Andy led the marketing and business resurgence of MLB's Oakland Athletics (the A's). He helped increase the A's annual attendance average from 800,000 to 2.9 million, improve the season ticket base from 326 to 16,000, and create the A's business and marketing efforts during three consecutive World Series appearances. At the start of his career, Andy held executive positions with the Washington Diplomats (North American Soccer League), the Philadelphia 76ers (NBA), and the Washington Capitals (NHL). He received his undergraduate degree in Government from American University and master's in Sports Management from Ohio University. He currently teaches Sports Business at Stanford Continuing Studies and Menlo College and serves on a number of sports industry and community-invested boards and organizations.



Manish Jha, Former General Manager of Mobile, NFL: Manish is the founder and Executive Chairman of the Silvermine Group. He has spent over two decades in the media business, serving as General Manager of business units for large companies like the NFL and ESPN and as CEO and President of smaller companies like Vantrix, SkyWeaver, and Tremor Video. Most recently, Manish was President of Publisher Platforms at Tremor Video, where he oversaw the publisher's operation, and launched and help grow the company's programmatic supply side platform. Prior, he served as the General Manager of Mobile at the NFL, where his team developed industry-leading freemium applications for smartphones and tablets. Manish was named one of the 50 most influential people in streaming and technology by Streaming Magazine in 2002, recognized as a CableFax 100 in 2005, named in The Hollywood Reporter's Who's Who in Mobile in 2006, cited by The Sports Business Journal as one of the most influential sports technology executives of the decade in 2008, and named one of the 25 most influential South Asian Executives in media in the U.S. by Korn Ferry and IFFLA in 2009.[xxii] Manish is also an active angel investor,



advisor, and board member with several startups. He graduated from Colgate University with a bachelor's degree in Philosophy and Religion.



Mark Irace, Former Chief Marketing Officer, FanDuel: Mark Irace brings three decades of senior marketing leadership with a track record of building direct-to-consumer businesses in a wide variety of industries, including sports, gifting, flowers, food, publishing, healthcare, and general ecommerce and CPG companies. Mark was most recently Chief Marketing Officer at FanDuel, overseeing customer acquisition, customer retention, team and league sponsorships, brand, content, PR, and consumer insights. He oversaw the company's partnership with the NBA and the sponsorship of 32 professional teams in both the NBA and NFL. Prior, Mark spent 13 years at Provide Commerce (ProFlowers, Shari's Berries, Cherry Moon Farms, and Personal Creations). Provide Commerce went public in 2003, sold to Liberty Media in 2006, and later sold to FTD in 2014. Mark was named General Manager of the Gourmet Food division in 2006. Prior to joining Provide Commerce, Mark worked in the direct response industry, developing domestic and international mailing strategies across the U.S., Europe, and Latin America. He currently serves on the board of four ecommerce, marketing, and sports businesses and as a mentor at two startup accelerators. Mark currently serves as interim CMO at The Bouqs Co. and consults to a variety of top-tier businesses. He holds an MBA from the University of San Diego and a BS in Marketing from Miami University.



Matt Wolf, Vice President, Entertainment & Strategic Alliances, The Coca-Cola Company: As Vice President of Entertainment & Strategic Alliances for The Coca-Cola Company, Matt is responsible for the company's entertainment marketing strategy and related partnership alliances across the brand portfolio. He identifies opportunities to authentically integrate the Coca-Cola brands and products into music, gaming, film, fashion, and influencer culture to generate meaningful consumer value and business growth. Matt joined Coca-Cola in 2013 as Global Head of Gaming, where he was responsible for creating and implementing its gaming strategy, including social media, experiential activations, and innovative brand partnerships. With over two decades of development and marketing experience in the entertainment industry, Matt has helped shape the way consumers interact with content, brands, and entertainment. His work history includes roles at Electronic Arts, Sega Entertainment, and D20, as well as serving as an advisor to Riot Games.



Steve Adler, Former Director of Mobile Technology, NFL: Steve is a serial entrepreneur with over 30 years of technology, media, and software development experience. He is currently the CTO of an unnamed stealth-mode startup in Hollywood that is preparing to launch a transformational consumer service in the TVOD (transaction video on demand) space. Steve previously served as Director of Mobile Technology for the NFL, where he was responsible for developing the NFL Mobile app, building cloud-based, scalable data and media services related to the app, and architecting digital video delivery for the entire NFL Digital Media Group. As VP Business Development for OpenPeak, Steve was responsible for implementing and operating all aspects of the company's global application and developer ecosystem. As a Founder and VP of Business Development at Chumby Industries, he was responsible for global business and market development as well as driving and managing its IP strategy. Steve has held a variety of other executive leadership, technology, and business development roles and is



the co-author of 13 patents in the connected device and mobile apps space. Steve received his BA in Biology and an MS in Computer Science from University California, San Diego.



Chuck Taylor, Senior Director of Innovation at Caesars Entertainment: Chuck is an experienced entrepreneur, investor, and advisor in the sports media space. He has spent over a decade working in the consumer media, social networking, and ecommerce sectors, first as a Director at Yahoo and later as a C-level executive at multiple venture-backed companies in Silicon Valley. He also advises multiple sports media companies on digital strategy, including Sports Byline. Prior, Chuck served as a global strategy consultant for Bain & Company, led the recreational marine insurance business for Progressive Insurance, and ran consumer product manufacturing operations for Procter & Gamble. At Caesars Entertainment, he leads the creation of experiential eSports, gaming, and entertainment products using mobile interactive, 4D immersive, virtual-reality, and augmented-reality technologies. He also manages the company's gaming and entertainment technology accelerator program. Within the casino resort sector, has also led loyalty gamification and mobile/social marketing global initiatives at the Las Vegas Sands, with particular focus on China, Southeast Asia, and Macau. Chuck received his MBA from Harvard University and his master's of Engineering and bachelor's of Engineering at Cornell University.

Cryptocurrency Advisors



Steven Nerayoff, **Chief Strategist - Ethereum | Alchemist Ventures, Bancor, Lisk**: Steven is an investor, founder, venture capitalist, and prolific entrepreneur. His experience includes the formation and operation of several companies in Silicon Valley as well as New York City. He is the founder and CEO of Maple Ventures, a venture capital firm primarily focused on emerging technologies including blockchain-based payment systems, consumer focused internet startups, and socially conscious organizations.



Jeff Pulver, "Father of VOIP"[xxiii] | Vonage founder and former CEO: Jeff is an Internet pioneer, VoIP expert, entrepreneur, investor, strategist, astrophotographer, speaker, and futurist. He helped shape the worldwide market acceptance of VoIP and is the founder and co-founder of numerous startups including VON and Vonage. In 1995, Jeff defined "VON" to stand for Voice/Video on the Net. From 1997 to 2008 he hosted/produced the VON Conferences. In 2009, he also started the 140 Characters Conference (#140conf).





Galia Benartzi, Bancor Co-founder and Business Development: Galia has been a venture-backed technology entrepreneur for over ten years. She co-founded a software development company, Particle Code, and was the VP of Business Development at Mytopia, a social and mobile gaming studio. Additionally, she was a Venture Partner at Founders Fund. Galia is also an Entrepreneur in Residence (EIR) at Trinity Ventures. She has an Masters in International Monetary Theory and is passionate about blockchain's promise to increase access to opportunities globally.



Eyal Hertzog, Bancor Co-founder and Product Architect: Eyal has been a venture-backed technology entrepreneur for over 20 years. He founded MetaCafe, one of Israel's fastest growing video sharing site. Previously, Eyal founded Contact Networks, one of the first social networks, in 1999. Eyal has been an outspoken thought-leader on cryptocurrency globally and is a talented piano and bass musician.

INVESTMENT TERMS

Security Type: SAFT (Simple Agreement for Future Tokens)
Round Size: Min: $50,000 Max: $1,070,000
Bonus Percentage: 25% (0.25)
Conversion Provisions: Purchasers have the right to receive certain units of FAN Tokens sold by Company in its Token Sale (as described in Company's Offering Documents). Company will issue to Purchaser a number of units of the FAN Token equal to the (The Purchase Amount divided by the ETH Exchange Rate) multiplied by The Bonus Percentage (0.25 plus 1.00) divided by the Token Price. The Token Price is the price per FAN Token set by Company for the Token Sale, the price will be set at the time of the token sale but will not exceed $.10 = 1 FAN token. Company shall issue the FAN Tokens to Purchaser as soon as reasonably possible following the closing of the Token Sale, but no later than ten weeks after the closing of the Token Sale. If there is a Dissolution Event (e.g. liquidation) before this SAFT expires or terminates, Company will pay an amount equal to the Purchase Amount, due and payable to Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Token Ticker:	FAN	**Accepts:**	Fiat, BTC, ETH
Token Type:	ERC20		
Estimated Token Price:	1 FAN = USD $0.10		

Please refer to the SAFT Form and Offering Document for a complete description of the terms of the SAFT, including the conversion provisions, and description of FAN Tokens.


The Company, Fanchise League Company LLC, and the Offering are subject to a number of risks related to the development and operation of the FCFL, the Rights and the SAFT, along with the risks related to the FAN Tokens and the FAN Token Sale. These risks include, but are not limited to, the following:

Risks Related to Company's Business and Industry

To date, The Company has not generated revenue, do not foresee generating enough revenue in the near future to finance operations and therefore rely on external financing. The Company is a startup and its business model currently focuses on development and build out of the FCFL rather than generating significant revenue in year one. While the Company intends to generate revenue in the future, it cannot assure you when or if it will be able to do so.

The Company relies on external financing to fund our operations. The Company anticipates, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, development and roll out of the FCFL) that, if the planned amount is raised in the Offering, it will be sufficient to satisfy our contemplated cash requirements to launch the FAN Token Sale in the first half of 2018, assuming that the Company does not accelerate the development of FCFL related opportunities available to it, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect its cash requirements.

The Company expects capital outlays and operating expenditures to increase over the next several years as it expands its infrastructure, commercial operations, development activities and the FCFL in general.

The Company's future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which the Company may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to the Company's products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of the Company's products and technologies.

If adequate funds are not available, The Company may have to delay, scale back, or eliminate some of its operations or its commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.



The Company has little operating history upon which you can evaluate our performance, and accordingly, its prospects must be considered in light of the risks that any new company encounters. In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, FANchise League Company, LLC ("Company") and Project FANchise Technology, LLC (the "Technology Company"). Company is the operating company that will operate the league, FCFL Platform and the FAN Token, and the Technology Company is the research and development arm and will hold all intellectual property, which is licensed exclusively to Company through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from a "proof-of-concept" company that had held a pilot test in 2017 with the Indoor Football League using application technology rather than blockchain technology for a platform that allowed fans to control certain aspects of the Salt Lake Screaming Eagles. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, use of blockchain technology and the continued development of advertising, promotions, and a corresponding fan base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company, in particular as a company utilizing blockchain technology and a utility token model.

Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, Company is dependent on Sohrob Farudi who is Founder & CEO of Company. Company has or intends to enter into an employment agreement with Sohrob Farudi although there can be no assurance that it will do so or that he will continue to be employed by Company for a particular period of time. The loss of Sohrob Farudi or any member of the board of directors or executive officer could harm Company's business, financial condition, cash flow and results of operations.

The amount of capital Company is attempting to raise in the Offering is not enough to sustain Company's current business plan. Company is raising money in the Offering in order to launch the FCFL Platform using blockchain technology and the Ethereum protocol and sell its utility token, FAN Tokens, which fans will need to interact with the FCFL Platform. In order to achieve Company's near and long-term goals, Company will need to be successful in selling its FAN Tokens. Company has targeted the public launch of its sale of FAN Tokens for the first half of 2018. There is no guarantee Company will be able to sell sufficient FAN Tokens. If we are not able to sell sufficient FAN Tokens, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, Company does not have any key man life insurance policies on any such people. Company is dependent on Sohrob Farudi in order to conduct its operations and execute its business plan, however, Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Sohrob Farudi die or become disabled, Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect Company and its operations.



We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in Company.

The Company faces risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. The Company's business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. It competes with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for the Companys products and services, but also advertisers' willingness to purchase advertising from the Company. The Company's failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect its competitive position and its business and results of operations.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyberattacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Rights and to the Offering

Risk of Unfavorable Tax Treatment in One or More Jurisdictions. The U.S. Internal Revenue Service and other similar regulatory bodies have not yet issued definitive guidance on the tax treatment for securities similar to the Rights. Purchasers should consult their own tax advisors for guidance on tax treatment of the Rights.

Risk of Failure of the Offering. Company has sole discretion to accept or reject subscriptions and may terminate the Offering prior to the closing. If Company determines that the amount that Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, Company may decide to return the investments received (to the extent funds remain available for return) and abandon the Offering. Alternatively, Company may determine to close the Offering although less than the expected amount is raised. Raising less than the expected amount may require Company to delay or scale down some of Company's plans until further financing becomes available, and



Company's projected results of operations and financial condition may be less likely to meet Company's original expectations than had Company raised the maximum amount sought in the Offering. Additionally, it is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Ethereum, development issues with the FCFL Platform (as defined in the White Paper), the failure of business relationships or competing intellectual property claims, FCFL may no longer be viable as a business or otherwise and may dissolve or fail to launch.

Restriction on Transfer of the Rights. There are substantial restrictions on the transferability of the Rights. A Purchaser may not assign or transfer its SAFT (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its Right without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Rights are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Rights may only be transferred within the United States or to "U.S. person" (as defined in Regulation S promulgated under the Securities Act) pursuant to either an effective registration statement registering the Rights or pursuant to an exemption under the Securities Act; the Rights may be subject to transfer restrictions under the securities laws of other jurisdictions; the Rights may be subject to holding period requirements; and there is no public market for the Rights.

Availability of Information. No governmental agency has reviewed or passed upon the Offering, Company or the Rights. Purchasers of the Rights, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control. Purchasers of the Rights will not have a vote or influence on Company's management. Substantially all decisions with respect to the management of Company will be made exclusively by Company's officers, managers and employees. Purchasers will have no right to vote on issues of, or otherwise participate in, Company management. Accordingly, no person should purchase a Right unless he/she/it is willing to entrust all aspects of Company management to Company's management. See the White Paper for more information about management.

Company Discretion on Use of Proceeds. Company has ultimate discretion to use the proceeds of the Offering as it sees fit and has chosen not to set forth any specific uses for investors to evaluate. The net proceeds from the Offering will be used for such purposes as Company's management deems to be in Company's best interests in order to address changed circumstances or opportunities. As a result of the foregoing, Company's success will be substantially dependent upon Company's discretion and judgment with respect to application and allocation of the net proceeds of the Offering. Company may choose to use the proceeds in a manner with which investors do not agree and investors will have no recourse. A use of proceeds that does not further Company's business and goals could harm Company and its operations and ultimately cause a Purchaser of the Rights to lose all or a portion of his/her/its investment.

High Degree of Risk. Investing in the Rights involves a high degree of risk. The Rights are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Rights are subject to holding period requirements.



Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. If Company is unsuccessful, Purchasers will not receive any FAN Tokens, and there is a possibility that there may be insufficient funds to reimburse Purchasers for their investments. Accordingly, investing in the Rights requires high risk tolerance, low liquidity concerns and long-term commitment. The Rights are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Rights.

No Guarantee of Return on Investment. There is no assurance that the Rights will be exchanged for a specific number of FAN Tokens in the FAN Token Sale or that the FAN Token Sale will take place, that any Purchaser will realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read the SAFT and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the SAFT and purchase a Right.

Unanticipated Risks. Agreements for the sale of future cryptographic tokens are a new and untested area. In addition to the risks discussed, there are risks that Company cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

<u>Risks Related to the FAN Tokens and to the FAN Token Sale</u>

Risks Associated with Blockchain Technology and the Ethereum Protocol. The FCFL Platform, the Rights and the FAN Tokens are based upon blockchain technology and the Ethereum protocol. As such, any malfunction, unintended function, unexpected functioning of or attack of blockchain technology and/or the Ethereum protocol or the Bitcoin protocol may cause the FCFL Platform to malfunction or function in an unexpected or unintended manner. Ethereum, the native unit of account of the Ethereum protocol, may itself lose value in ways similar to the FAN Tokens, and in other ways. More information about the Ethereum protocol is available at https://www.ethereum.org/ to assist Purchasers in understanding this new technology.

Risks Associated with Buyer Credentials. Any person that gains access to or learns of a Purchaser's login credentials or private keys may be able to dispose of the Purchaser's FCFL Account and the Purchaser's FAN Tokens. To minimize this risk, Purchasers should guard against unauthorized access to their electronic devices.

Risk of Unfavorable Regulatory Action in One or More Jurisdictions. Blockchain technologies have been the subject of scrutiny by various regulatory bodies around the world. The functioning of the FCFL Platform and the FAN Tokens could be impacted by one or more regulatory inquiries or actions, including the licensing of or restrictions on the use, sale, or possession of digital tokens like the FAN Tokens, which could impede, limit or end the development of the FCFL Platform. In addition, the sweepstakes developed by Company may not be allowed in certain jurisdictions and Company may be unable to award a randomly selected prize if Purchasers reside in a jurisdiction that does not permit the type of sweepstakes designed by FCFL.

Risk of Alternative Platforms. Following the Offering of the Rights and the development of the initial version of the FCFL Platform, it is possible that alternative applications could be established, which use the same open source code and protocol underlying the FCFL Platform. Such competitors may have greater resources or experience and could potentially negatively impact the FCFL Platform, including its value and the value of FAN Tokens.



Risk of Insufficient Interest in the FCFL Platform. It is possible that there will be limited public interest in the creation and development of the FCFL Platform and the FAN Tokens. Such a lack of interest could negatively impact the Rights and the FAN Tokens.

Risk that the FCFL Platform, as Developed, Will Not Meet the Expectations of FCFL Fans or Purchasers. The FCFL Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the FCFL Platform or FAN Tokens (including token behavior) held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the FCFL Platform.

Risk of Theft and Hacking. Hackers or other groups or organizations or countries may attempt to interfere with the FCFL Platform, the Rights or the FAN Tokens in any number of ways, including service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks.

Risk of Adverse Tax Consequences. Significant aspects of the tax treatment of digital tokens have not yet been addressed, both for U.S. federal income tax purposes and under the tax laws of non-U.S. jurisdictions, and jurisdictions could impose onerous tax burdens on the purchasers and holders of digital tokens. Such onerous tax burdens could subject purchasers and holders of FAN Tokens to adverse tax consequences and could decrease demand for and impede, limit or end the development of the FCFL Platform. Participants in the Offering and the FAN Token Sale are urged to consult their tax advisers regarding the substantial uncertainty regarding the tax consequences involved with the FAN Token Sale and with the use, sale, or possession of digital tokens such as FAN Tokens.

Risk of Security Weaknesses in the FCFL Platform Application Core Infrastructure Software. The FCFL Platform consists of open source software that is based on open source software. There is a risk that the fans, or other persons may introduce weaknesses or bugs into the core infrastructural elements of the FCFL Platform interfering with the use of or causing the loss of FCFL Platform, the Rights or the FAN Tokens.

Risk of Weaknesses or Exploitable Breakthroughs in the Field of Cryptography. Advances in cryptography, or technical advances such as the development of quantum computers, could present risks to the FCFL Platform, the Rights and the FAN Tokens, such as theft or loss.

Risk of Lack of Adoption or Use of the FCFL Platform. While the FCFL Platform and FAN Tokens should not be viewed as an investment, each may have value over time. That value may be limited if the FCFL Platform lacks use and adoption or is unable to successfully implement its real-time play calling features. If this becomes the case, there may be few or no markets following the launch of the application, potentially having an adverse impact on the FCFL Platform.

Risk of an Illiquid Token Exchange for FAN Tokens. While Company hopes that all buyers of FAN Tokens remain active in the FCFL community and hold their FAN Tokens forever, some buyers may desire to sell their FAN Tokens to others at various points in time. Company cannot guarantee that a secondary token exchange for the FAN Tokens will develop.

Risk of Uninsured Losses. Unlike bank accounts or accounts at some other financial institutions, funds held using the FCFL Platform or Ethereum network are generally uninsured. In the event of any loss, there is no public insurer, such as the Federal Deposit Insurance Corporation, or private insurer, to offer recourse to Purchasers.



Risk of Dissolution of FCFL. It is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Ethereum, development issues with the FCFL Platform, the failure of business relationships, or competing intellectual property claims, FCFL may no longer be viable as a business or otherwise and may dissolve or fail to launch.

Risk of Malfunction in the FCFL Platform or the FAN Token. It is possible that the FCFL Platform or the FAN Token malfunctions, including one that results in the loss of the Rights or eventual FAN Tokens.

Risk of Losing Access to FCFL Account Due to Loss of Credentials. An FCFL FAN Token account can only be accessed with login credentials selected by a Purchaser. The loss of these credentials will result in the loss of the FCFL FAN Token account. Best practices dictate that Purchasers safely store credentials in one or more backup locations geographically separated from the working location.

Unanticipated Risks. Cryptographic tokens are a new and untested technology. In addition to the risks discussed, there are risks that the FCFL team cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

---

[i] http://www.nielsen.com/us/en/insights/news/2016/catch-it-live-sports-viewing-scores-a-programming-goal.html

[ii] https://www.pwc.com/us/en/industry/entertainment-media/publications/assets/pwc-sports-outlook-2016.pdf

[iii] https://www.forbes.com/sites/kurtbadenhausen/2017/03/01/nfl-tv-ad-revenue-hits-record-3-5-billion-despite-drop-in-ratings/#520efd11525b

[iv] http://www.sportsmediawatch.com/2017/04/nba-tv-deal-billions-espn-turner-ratings-layoffs/

[v] https://www.forbes.com/sites/christinasettimi/2012/10/02/baseball-scores-12-billion-in-television-deals/#27d9652c71d3

[vi] https://qz.com/208672/heres-more-evidence-that-americans-are-growing-fond-of-soccer/

[vii] http://www.nielsen.com/content/dam/corporate/us/en/reports-downloads/2017-reports/nielsen-year-in-sports-media-2016.pdf

[viii] https://newzoo.com/insights/articles/esports-revenues-will-reach-696-million-in-2017/

[ix] http://fsta.org/research/industry-demographics/

[x] http://fsta.org/press-release-fantasy-sports-now-a-7-billion-industry/

[xi] https://www.statista.com/statistics/207458/per-game-attendance-of-major-us-sports-leagues/

[xii] https://www.forbes.com/sites/kurtbadenhausen/2017/03/01/nfl-tv-ad-revenue-hits-record-3-5-billion-despite-drop-in-ratings/#520efd11525b

[xiii] http://www.sportsbusinessdaily.com/Journal/Issues/2017/03/06/Leagues-and-Governing-Bodies/NFL-revenue.aspx

[xiv] http://www.sportsbusinessdaily.com/Journal/Issues/2006/01/20060123/SBJ-In-Depth/Arena-Football-League-A-History-Of-Playing-Rough-Indoors.aspx

[xv] http://www.arenafan.com/history/?page=yearly&fpage=attendance&year=2016&league=1

[xvi] http://www.arenafan.com/history/?page=yearly&histleague=1&fpage=attendance&year=2017

[xvii] http://www.arenafootball.com/articles/the-arena-football-league-returns-to-albany

[xviii] http://www.goifl.com/information/history

[xix] http://www.goifl.com/members/index



xx http://www.pressherald.com/2017/11/15/arena-football-franchise-coming-to-portlands-cross-insurance-arena/
xxi http://www.gocif.net/teams.html
xxii http://www.businesswire.com/news/home/20140821005086/en/Tremor-Video-Hires-Publisher-Veteran-Manish-Jha
xxiii https://www.startupgrind.com/events/details/startup-grind-greenwich-presents-jeff-pulver-father-of-voip

EXHIBIT C
Offering Memorandum

OFFERING MEMORANDUM

FANchise League Company, LLC, d/b/a Project FANchise and
The Fan Controlled Football League (FCFL)



OFFERING OF RIGHTS UNDER
A SIMPLE AGREEMENT FOR FUTURE TOKENS ("SAFT")

Copies to:

FANCHISE LEAGUE COMPANY, LLC
5792 W Jefferson Blvd,
Los Angeles, CA 90016
Sohrob@fanci.se

Margaret N. Rosenfeld, Esq.
Smith, Anderson, Blount, Dorsett,
Mitchell & Jernigan, L.L.P.
150 Fayetteville Street
Raleigh, North Carolina
mrosenfeld@smithlaw.com
(919) 931-1579

Louis A. Bevilacqua, Esq.
BEVILACQUA PLLC
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
lou@bevilacquapllc.com
(202) 869-0888

U.S. Placement Agent:
MICROVENTURE MARKETPLACE, INC.

OFFERING MEMORANDUM

FANchise League Company, LLC ("Company," "we," "us," or "our"), hereby offers (the "Offering") certain rights (the "Rights") under certain Simple Agreements for Future Tokens (each, a "SAFT"). The Rights will entitle purchasers of the Rights (each, a "Purchaser") to participate in the future cryptographic utility token bona fide sale of tokens ("FAN Tokens") by Company to the general public in a publicized product launch with definitive terms and conditions to be set forth at that time (the "FAN Token Sale"). The FAN Token Sale is described in the white paper prepared by Company, which is attached hereto as Exhibit A (the "White Paper"). Company incorporates by reference into this Offering Memorandum (this "Memorandum") the information contained in the White Paper and in the SAFT which is attached hereto as Exhibit B. Capitalized terms that are not otherwise defined have the meanings set forth in the White Paper or the SAFT, as applicable.

The delivery of this Memorandum does not constitute an offer or solicitation with respect to the offered Rights in any jurisdiction in which such offer or solicitation would be unlawful. We direct you to the "Jurisdictional Notices" section below for notices for certain geographic jurisdictions. We also note that within the United States and for "U.S persons" outside the United States, we are selling the Rights at this time only to "accredited investors" pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). U.S. persons as used herein is as defined under Regulation S of the Securities Act. The Rights are being offered on a "best efforts" basis, only. No assurance can be given that all or any portion of the Rights offered hereby will be sold or that the FAN Token Sale will take place or close.

No market exists for Company's Rights. The offered Rights are restricted from transfer, and an investment in them is speculative and involves a substantial degree of risk. See the "Risk Factors" included on page 14 of this Memorandum.

Each Purchaser shall subscribe for the aggregate purchase amount (the "Purchase Amount") set forth on the signature page to the Purchaser's SAFT. The minimum required Purchase Amount (which is subject to change at Company's discretion) is $500. Each Purchaser is required to remit an amount equal to the aggregate Purchase Amount at the time of submission of its SAFT. The value of the Purchase Amount may be paid in fiat, ETH or Bitcoin. If the Purchase Amount is paid in cryptocurrency, such amount shall be forwarded pursuant to instructions provided by Company. If the Purchase Amount is paid in fiat, this amount shall be submitted to MicroVenture Marketplace Inc. ("MicroVentures"), in accordance with instructions to be provided by MicroVentures, and this amount will be held in a Special Account for the Exclusive Benefit of Customers of MicroVentures at Branch Banking and Trust Company (BB&T) until the earlier of any closing of the Offering or the rejection of the Purchaser's subscription. The Offering shall terminate on or before August 30, 2018, unless extended by mutual agreement of Company and the Placement Agent (defined below). In the event that the Purchaser's subscription is rejected or canceled, any amounts remitted by a Purchaser will be promptly returned to the Purchaser, without interest or deduction. Additionally, if Company determines that the amount that Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, Company may decide to return the investments received (to the extent funds remain available for return) and abandon the Offering.

Purchase Amounts submitted by Purchasers directly to Company through a cryptocurrency transfer will be immediately available for Company use, assuming Purchasers' SAFTs are accepted by Company. Similarly, cash payments made through the Placement Agent will be forwarded to Company, net of commissions due, following SAFT acceptance.

The Rights are being offered by Company and through MicroVentures, which is acting as the placement agent for the Offering (the "Placement Agent") on a "best efforts" basis. MicroVentures is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA"). MicroVentures will receive (a) a commission equal to seven percent (7%) of the aggregate amount raised in the Offering after December 11, 2017, and (b) the right to receive that number of FAN Tokens in the FAN Token Sale equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering after December 11, 2017, as well as reimbursement of certain out-of-pocket expenses.

The Offering will commence on the date of this Memorandum and continue until the earliest to occur of (i) the date upon which subscriptions for the Maximum Amount have been accepted; (ii) August 30, 2018; or (ii) such other date upon which Company or the Placement Agent elect to terminate the Offering.

The date of this Memorandum is December 11, 2017.

——————————

This Memorandum has been prepared for distribution to the offerees to assist them in evaluating a proposed investment in the Rights. Sales may be made only to persons deemed eligible for participation under the criteria set forth in this Memorandum and the SAFT. No person may participate in the Offering except pursuant to the terms set forth in this Memorandum, the SAFT and subject to Company's approval.

The information contained in this Memorandum is as of the date set forth on the cover page, and delivery of this Memorandum at any time does not imply that the information contained herein is correct as of any date subsequent to the date set forth on the cover page. Company and the Placement Agent shall have no obligation to update this Memorandum for events or circumstances arising after the date set forth on the cover page.

The Rights described herein are offered subject to withdrawal, cancellation or modification of the Offering by Company without prior notice. The Offering can only be modified by means of a written amendment or supplement to this Memorandum. Offers to purchase and confirmations of sales issued by the Placement Agent are subject to: (i) acceptance by Company; (ii) approval by the Placement Agent; (iii) delivery of the SAFTs; and (iv) the right of Company to reject any and all offers to purchase and to cancel any and all confirmations of sale of the Rights offered hereby, if the Offering is not registered, exempt from registration or otherwise qualified in the jurisdiction of sale or if any regulation of the SEC, any state or foreign securities administrator or the Financial Industry Regulatory Authority ("FINRA"), prohibits the sale. Cancellation of an accepted and confirmed order, if any, will be effected only if, in the opinion of Company or the Placement Agent, the subject offer and sale of the Rights violates federal or state securities laws or regulations, a rule or policy of FINRA or another applicable law or regulation. Additionally, if Company determines that the amount that Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, Company may decide to return the investments received (to the extent funds remain available for return) and abandon the Offering.

Prospective investors are not to construe the contents of this Memorandum as legal, tax or investment advice. Each investor must consult with his, her, or its own legal counsel, accountant and investment representative as to legal, tax and related matters concerning Company or an investment therein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum, the White Paper and the SAFT (together, the "Offering Documents") contain forward-looking statements. Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the US securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. The forward-looking statements are contained principally in company's White Paper that is attached hereto as Exhibit A. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, those factors discussed in the section of this Memorandum entitled "Risk Factors." Although Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this Memorandum. You should read this Memorandum and the other Offering Documents completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

IMPORTANT NOTICES

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND ARE BEING SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. OFFEREES SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS MEMORANDUM HAS BEEN PREPARED BY COMPANY SOLELY FOR THE BENEFIT OF INVESTORS INTERESTED IN THE PROPOSED PURCHASE OF SECURITIES, AND ANY REPRODUCTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF COMPANY IS PROHIBITED.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION OR TO FURNISH ANY INFORMATION WITH RESPECT TO COMPANY OR THE RIGHTS DESCRIBED HEREIN OTHER THAN THE REPRESENTATIONS AND INFORMATION SET FORTH IN THESE OFFERING DOCUMENTS. COMPANY WILL PROVIDE REASONABLE ACCESS, DURING THE COURSE OF THE TRANSACTIONS AND PRIOR TO ANY PURCHASE OF THE RIGHTS, TO ALL SUCH INFORMATION AS PURCHASER REASONABLY DEEMS NECESSARY OR APPROPRIATE (TO THE EXTENT COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE). COMPANY WILL, DURING THE COURSE OF THE TRANSACTIONS AND PRIOR TO ANY PURCHASE OF THE RIGHT, PROVIDE AN OPPORTUNITY FOR PURCHASER TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, COMPANY CONCERNING THE TERMS AND CONDITIONS OF THE TRANSACTIONS CONTEMPLATED BY THESE OFFERING DOCUMENTS AND TO OBTAIN ADDITIONAL INFORMATION (TO THE EXTENT COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE) NECESSARY TO VERIFY THE ACCURACY OF ANY INFORMATION FURNISHED TO PURCHASER OR TO WHICH PURCHASER HAS ACCESS. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

COMPANY HAS USED ITS BEST EFFORTS TO OBTAIN AND PROVIDE ACCURATE INFORMATION FOR THIS MEMORANDUM, BUT NO WARRANTY IS MADE WITH RESPECT TO THE ACCURACY

OF SUCH INFORMATION. COMPANY HAS NOT KNOWINGLY MADE ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMITTED TO STATE ANY MATERIAL FACTS REQUIRED TO BE STATED IN ORDER TO MAKE THE STATEMENTS HEREIN NOT MISLEADING. NONETHELESS, FUTURE EVENTS MAY AFFECT THE CONTINUING ACCURACY OF THE FACTS AND CONCLUSIONS CONTAINED HEREIN. IN SUCH CASE, DURING THE CONTINUANCE OF THE OFFERING, COMPANY MAY, TO THE EXTENT THAT IT IS AWARE OF SUCH EVENTS AND DEEMS THEM MATERIAL, SUPPLEMENT THIS MEMORANDUM, AND PROVIDE COPIES OF SUCH SUPPLEMENTS TO ALL OFFEREES WHO HAVE EXPRESSED A POSITIVE INTEREST IN THE PURCHASE OF THE SECURITIES, EXCEPT PERSONS WHO HAVE ALREADY BECOME INVESTORS, BY MAILING A COPY THEREOF TO THE ADDRESS PROVIDED BY SUCH OFFEREE FOR SUCH PURPOSES.

EACH INVESTOR IN THE SECURITIES OFFERED HEREBY MUST ACQUIRE SUCH SECURITIES SOLELY FOR INVESTOR'S OWN ACCOUNT, FOR INVESTMENT PURPOSES ONLY AND NOT WITH AN INTENTION OF DISTRIBUTION, TRANSFER OR RESALE, EITHER IN WHOLE OR IN PART.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE REQUIREMENTS AND CONDITIONS SET FORTH IN THIS MEMORANDUM AND THE SAFT.

THE CONTENTS OF THIS MEMORANDUM SHOULD NOT BE CONSTRUED AS INVESTMENT, LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO SEEK INDEPENDENT INVESTMENT, LEGAL AND TAX ADVICE CONCERNING THE CONSEQUENCES OF INVESTING IN COMPANY. THE PURCHASE OF THE SECURITIES SHOULD BE CONSIDERED ONLY BY PERSONS WHO UNDERSTAND OR WHO HAVE BEEN ADVISED OF THE NATURE OF, THE TAX CONSEQUENCE OF, AND THE RISK FACTORS ASSOCIATED WITH, SUCH INVESTMENT AND CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT WITHOUT MATERIALLY ADVERSE CONSEQUENCES TO THEIR STANDARD OF LIVING. OFFEREES MUST RELY ONLY ON THE ADVICE OF THEIR OWN LEGAL, ECONOMIC AND TAX ADVISORS IN ANALYZING THE ACCURACY OF THE PRESENTATIONS, ESTIMATES, FORECASTS, AND LEGAL CONCLUSIONS CONTAINED IN THIS MEMORANDUM.

ANY ESTIMATES AND FORECASTS CONTAINED IN THIS MEMORANDUM ARE BASED ON ASSUMPTIONS AND HYPOTHESES, THE ACCURACY OF WHICH IS SUBJECT TO SUBSTANTIAL RISKS AND CONTINGENCIES BOTH INITIALLY AND THROUGHOUT THE EXISTENCE OF COMPANY. THEY ARE ILLUSTRATIVE ONLY AND EACH OFFEREE IS URGED TO CONSULT WITH HIS/HER OR ITS OWN LEGAL, ECONOMIC AND TAX ADVISORS WHO SHOULD, ON THE BASIS OF THEIR OWN EXPERTISE AND EXPERIENCE, RENDER THEIR ESTIMATES AND FORECASTS ON WHICH THE OFFEREE SHOULD RELY.

NO LEGAL, ACCOUNTING OR BUSINESS ADVISORS RETAINED BY COMPANY FOR THE PREPARATION OF THIS MEMORANDUM SHALL BE LIABLE TO ANY INVESTOR FOR MALPRACTICE OR OTHERWISE, EXCEPT IN THE EVENT OF ACTIONABLE FRAUD. FURTHERMORE, SUBSIDIARIES, AFFILIATES, TRUSTEES, BENEFICIARIES, OFFICERS OR DIRECTORS THEREOF WILL NOT BE LIABLE TO INVESTORS FOR ANY REASON, EXCEPT IN THE EVENT OF SUCH PERSON'S MATERIAL: (1) MISREPRESENTATIONS; (2) INTENTIONAL OMISSIONS; OR (3) RECKLESSNESS.

THIS MEMORANDUM CONTAINS A SUMMARY OF CERTAIN PROVISIONS OF THE DOCUMENTS ASSOCIATED WITH INVESTMENT IN THE SECURITIES AND SUMMARIES OF VARIOUS PROVISIONS OF RELEVANT STATUTES AND OF REGULATIONS PROMULGATED THEREUNDER. WHILE COMPANY'S MANAGEMENT BELIEVES THAT THESE SUMMARIES FAIRLY REFLECT THE SUBSTANCE OF SUCH DOCUMENTS, STATUTES OR REGULATIONS, THE SUMMARIES DO NOT PURPORT TO BE COMPLETE, OR, IN LIGHT OF THE DYNAMIC NATURE OF GOVERNMENT STATUTES OR REGULATIONS, PURPORT TO REFLECT ACCURATELY EITHER CURRENT STATUTES OR REGULATIONS, OR CORRECT BINDING INTERPRETATIONS THEREOF. CONSEQUENTLY, ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE TEXTS OF THE ORIGINAL DOCUMENTS, STATUTES AND REGULATIONS.

EACH OFFEREE MAY, IF HE OR SHE SO DESIRES, MAKE INQUIRIES OF APPROPRIATE MEMBERS OF MANAGEMENT OF COMPANY WITH RESPECT TO COMPANY'S BUSINESS OR ANY OTHER MATTERS SET FORTH HEREIN, AND MAY OBTAIN ANY ADDITIONAL INFORMATION WHICH SUCH PERSON DEEMS TO BE NECESSARY IN ORDER TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS MEMORANDUM (TO THE EXTENT THAT COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE). IN CONNECTION WITH SUCH INQUIRY, ANY DOCUMENTS WHICH ANY OFFEREE WISHES TO REVIEW WILL BE MADE AVAILABLE FOR INSPECTION AND COPYING.

JURISDICTIONAL NOTICES

NOTICE TO RESIDENTS OF THE UNITED STATES AND "U.S. PERSONS"

THE OFFER AND SALE OF THE RIGHTS CURRENTLY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE THEREOF. THE RIGHTS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED WITHIN THE UNITED STATES OR TO A "U.S. PERSON" (AS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT), EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

NASAA Uniform Legend

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE RIGHTS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NOTICE TO RESIDENTS OF OTHER JURISDICTIONS

IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THE RIGHTS TO SATISFY HIMSELF/HERSELF/ITSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNITED STATES, IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

NOTICE TO RESIDENTS OF CANADA

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, ANY HOLDER OF THIS SECURITY MUST NOT TRADE THE RIGHTS BEFORE THE DATE THAT THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

NOTICE TO RESIDENTS OF CHINA

THE RIGHTS ARE NOT BEING OFFERED OR SOLD AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, WITHIN THE PEOPLE'S REPUBLIC OF CHINA (FOR SUCH PURPOSES, NOT INCLUDING THE HONG KONG AND MACAU SPECIAL ADMINISTRATIVE REGIONS OR TAIWAN).

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

IN THE UNITED KINGDOM THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT (AND ANY INVESTMENT ACTIVITY TO WHICH IT RELATES WILL BE ENGAGED ONLY WITH): (I) INVESTMENT PROFESSIONALS (WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 AS AMENDED (THE "*FPO*")); (II) PERSONS OR ENTITIES OF A KIND DESCRIBED IN ARTICLE 49 OF THE FPO; (III) CERTIFIED SOPHISTICATED INVESTORS (WITHIN THE MEANING OF ARTICLE 50(1) OF THE FPO); AND (IV) OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS DOCUMENT HAS NOT BEEN APPROVED BY AN AUTHORIZED PERSON. ANY INVESTMENT TO WHICH THIS DOCUMENT RELATES IS AVAILABLE ONLY TO (AND ANY INVESTMENT ACTIVITY TO WHICH IT RELATES WILL BE ENGAGED ONLY WITH) RELEVANT PERSONS. THIS DOCUMENT IS DIRECTED ONLY AT RELEVANT PERSONS AND PERSONS WHO ARE NOT RELEVANT PERSONS SHOULD NOT TAKE ANY ACTION BASED UPON THIS DOCUMENT AND SHOULD NOT RELY ON IT. IT IS A CONDITION OF YOU RECEIVING AND RETAINING THIS DOCUMENT THAT YOU WARRANT TO COMPANY, ITS DIRECTORS, AND ITS OFFICERS THAT YOU ARE A RELEVANT PERSON.

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THE RIGHTS INVOLVE A HIGH DEGREE OF RISK THAT REASONABLE ACCESSMAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THERE IS ECONOMIC RISK IN INVESTING IN THE RIGHTS. THEREFORE, INVESTMENT IN THE RIGHTS IS NOT SUITABLE FOR ALL INVESTORS AND IS NOT SUITABLE FOR ANY INVESTOR THAT CANNOT BEAR FOR AN INDEFINITE PERIOD THE ECONOMIC RISK OF THE INVESTMENT. ACCEPTANCE BY COMPANY OF ANY SAFT IS NOT TO BE CONSTRUED UNDER ANY CIRCUMSTANCES AS A DETERMINATION THAT AN INVESTMENT HEREIN IS SUITABLE FOR AN INVESTOR.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference into this Memorandum the information contained in the White Paper, which is attached to this Memorandum as Exhibit A and the form of SAFT attached as Exhibit B.

Table of Contents

COMPANY OVERVIEW

In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, FANchise League Company, LLC ("Company") and Project FANchise Technology, LLC (the "Technology Company"). Company is the operating company that will operate the league, FCFL Platform and the FAN Token, and the Technology Company is the research and development arm and will hold all intellectual property, which is licensed exclusively to Company through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from a "proof-of-concept" company that had held a pilot test in 2017 with the Indoor Football League using application technology rather than blockchain technology for a platform that allowed fans to control certain aspects of the Salt Lake Screaming Eagles.

THE OFFERING

Summary

FANchise League Company, LLC, d/b/a Project FANchise and the Fan Controlled Football League (FCFL), a Delaware limited liability company, hereby offers for sale the rights (the "Rights") under certain Simple Agreements for Future Tokens (each, a "SAFT"). The Rights will entitle purchasers of the Rights (each, a "Purchaser") to participate in the future cryptographic utility token *bona fide* sale of FAN Tokens by Company to the general public in a publicized product launch with definitive terms and conditions to be set forth at that time (the "FAN Token Sale"). The FAN Token Sale is described in the White Paper prepared by Company, which is attached hereto as Exhibit A. Company incorporates by reference into these Offering Documents the information contained in the White Paper and in the SAFT, which is attached hereto as Exhibit B. Capitalized terms that are not otherwise defined have the meanings set forth in the White Paper or the SAFT, as applicable.

These Offering Documents have been prepared by Company for delivery to potential investors in the Offering. However, no assurance can be given that all or any portion of the Rights offered hereby will be sold or that the FAN Token Sale will take place or close.

The Rights have not been registered in any jurisdiction; no market exists for the Rights; and the Rights are restricted from transfer. An investment in the Rights is speculative and involves a substantial degree of risk. See the "Risk Factors" included below and the risk factors set out in the White Paper

The Offering will commence on the date of these Offering Documents and continue until the earlier of the date upon which Company elects to close the Offering and the date upon which Company elects to terminate the Offering.

Description of the FAN Token Sale

This Rights pre-sale via a SAFT will begin in on the date of these Offering Materials, and the public token sale (the "Token Sale") is targeted to commence in the first half of 2018. As more fully described in the White Paper, the FAN Tokens will have a fixed price (the "Token Price") in ETH (Ethereum tokens) throughout the public Fan Token Sale that will be published on the FCFL website the day before the Fan Token Sale, which will be no more than U.S. ten cents per FAN Token. Complete details of the Token Sale including pre-sale bonuses, pricing, supply, cap, etc. will be provided on the website and through various social media channels closer to the date of the Token Sale.

Description of the Rights

The following is a summary of the basic terms and conditions of the sale of the Rights (the "Offering"). **Neither Company nor Purchaser is obligated to consummate the transaction contemplated herein until the SAFT has been executed and delivered by Company and Purchaser.**

The Issuer	FANchise League Company, LLC
Rights; Automatic Exercise	Entering into the SAFT entitles the applicable Purchaser to purchase one Right, which represents the right to acquire certain units of FAN Tokens based on the Purchase Amount as increased by a certain bonus percentage (the "Bonus Percentage"). Each Right will be automatically exercised for FAN Tokens if and when the Token Sale closes.
Purchase Amount; Form of Payment	The "Purchase Amount" represents the total purchase amount in U.S. Dollars set forth on the signature page of the Purchaser's SAFT and to be paid by Purchaser to Company upon execution of the SAFT for the Right to buy FAN Tokens in the Token Sale. The value of the Purchase Amount shall be deemed to be denominated in U.S. Dollars whether Purchaser pays in fiat (i.e., non-cryptocurrency), ETH or Bitcoin, valued at the applicable exchange rate at the time, which, for ETH or Bitcoin, means the price of ETH or Bitcoin on the Global Digital Asset Exchange (GDAX) at the time the SAFT is executed. If the Purchase Amount is not received within 24 hours of counter-execution and delivery of the SAFT by Company, Company reserves the right to void the SAFT and refuse to accept Purchaser's purchase of the Right.
ETH Exchange Rate	The "ETH Exchange Rate" means the exchange rate into ETH from any other currency in effect on the Global Digital Asset Exchange (GDAX) at the time this SAFT is executed as set forth on Exhibit A to the SAFT.
Bonus Percentage	The Bonus Percentage is 25%. The payment of the Purchase Amount by Purchaser shall be increased by the Bonus Percentage for purposes of determining the number of FAN Tokens that Purchaser will receive if and when the Token Sale closes. Thus, assuming the Token Sale closes, each Purchaser will be entitled to 25% more FAN Tokens than such Purchaser would have received by only participating in the Token Sale and not in the Offering.
Token Price	"Token Price" is the price per FAN Token set by Company for the Token Sale, which is anticipated to be denominated in ETH and shall be no more than U.S. ten cents per FAN Token Sale.
Rights Exercise Price	If and when the Token Sale closes, a Purchaser's Right shall automatically be deemed to be exercised without any further action

upon the part of Purchaser and Company will issue to Purchaser a number of units of the FAN Token equal to the Purchase Amount *multiplied by* (the Bonus Percentage *plus* 1.00) *divided by* the Token Price.

Purchasers

The Rights are being offered for investment only to persons who are allowed to purchase FAN Tokens during the FAN Token Sale in their relevant jurisdiction. Additionally, if Purchaser is a U.S. purchaser, Purchaser currently must be an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act. If Purchaser is not a U.S. purchaser, Purchaser currently must not be a "U.S. person" as defined in Regulation S promulgated under the Securities Act, must not be acquiring the Right for the account or benefit of a U.S. person, and must comply with the other requirements of Regulation S of the Securities Act and with all applicable laws and regulations in the relevant jurisdiction.

Offering Structure
Closings

Company has sole discretion to accept or reject subscriptions and may terminate the Offering or the FAN Token Sale prior to the closing of each such offering. The Offering is expected to terminate on or before August 30, 3018, unless otherwise extended by mutual agreement of Company and the Placement Agent.

No Minimum Offering Amount

Purchase Amounts submitted by Purchasers directly to Company through a cryptocurrency transfer will be immediately available for Company use, assuming Purchasers' SAFTs are accepted by Company. Similarly, cash payments made through the Placement Agent will be forwarded to Company, net of commissions due, following SAFT acceptance, and thereafter be immediately available for Company use.

Use of Proceeds

The proceeds of the Offering, net of expenses, will be utilized by Company to develop and advance the FCFL.

Definitive Agreement

The Rights will be issued and sold to each Purchaser pursuant to the SAFT and will contain customary representations and warranties of Company and each Purchaser. A copy of the SAFT is attached hereto as Exhibit B.

Placement Agent

MicroVenture Marketplace, Inc.

Placement Agent Fees	In connection with the Offering, Placement Agent will receive (a) a commission equal to seven percent (7%) of the aggregate amount raised in the Offering after December 11, 2017, and (b) the right to receive that number of FAN Tokens in the FAN Token Sale equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering after December 11, 2017, as well as reimbursement of certain out-of-pocket expenses.
Fees and Expenses	Each Purchaser will bear its own fees and expenses incurred in connection with the transactions contemplated by the SAFT.
Governing law	Delaware
Risk Factors Related to Company, the Rights and the Offering	See "Risk Factors" below.

RISK FACTORS

Our business and the Offering are subject to a number of risks related to the development and operation of the FCFL, the Rights and the SAFT, along with the risks related to the FAN Tokens and the FAN Token Sale. These risks include, but are not limited to, the following:

Risks Related to Company's Business and Industry

To date, we have not generated revenue, do not foresee generating enough revenue in the near future to finance operations and therefore rely on external financing. We are a startup Company and our business model currently focuses on development and build out of the FCFL rather than generating significant revenue in year one. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, development and roll out of the FCFL) that, if the planned amount is raised in the Offering, it will be sufficient to satisfy our contemplated cash requirements to launch the FAN Token Sale in the first half of 2018, assuming that we do not accelerate the development of FCFL related opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and the FCFL in general.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our commercialization activities. Under these circumstances, if Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, FANchise League Company, LLC ("Company") and Project FANchise Technology, LLC (the "Technology Company"). Company is the operating company that will operate the league, FCFL Platform and the FAN Token, and the Technology Company is the research and development arm and will hold all intellectual property, which is licensed exclusively to Company through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from a "proof-of-concept" company that had held a pilot test in 2017 with the Indoor Football League using application technology rather than blockchain technology for a platform that allowed fans to control certain aspects of the Salt Lake Screaming Eagles. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, use of blockchain technology and the continued development of advertising, promotions, and a corresponding fan base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company, in particular as a company utilizing blockchain technology and a utility token model.

Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, Company is dependent on Sohrob Farudi who is Founder & CEO of Company. Company has or intends to enter into an employment agreement with Sohrob Farudi although there can be no assurance that it will do so or that he will continue to be employed by Company for a particular period of time. The loss of Sohrob Farudi or any member of the board of directors or executive officer could harm Company's business, financial condition, cash flow and results of operations.

The amount of capital Company is attempting to raise in the Offering is not enough to sustain Company's current business plan. Company is raising money in the Offering in order to launch the FCFL Platform using blockchain technology and the Ethereum protocol and sell its utility token, FAN Tokens, which fans will need to interact with the FCFL Platform. In order to achieve Company's near and long-term goals, Company will need to be successful in selling its FAN Tokens. Company has targeted the public launch of its sale of FAN Tokens for the first half of 2018. There is no guarantee Company will be able to sell sufficient FAN Tokens. If we are not able to sell sufficient FAN Tokens, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, Company does not have any key man life insurance policies on any such people. Company is dependent on Sohrob Farudi in order to conduct its operations and execute its business plan, however, Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Sohrob Farudi die or become disabled, Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect Company and its operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in Company.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyberattacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Rights and to the Offering

Risk of Unfavorable Tax Treatment in One or More Jurisdictions. The U.S. Internal Revenue Service and other similar regulatory bodies have not yet issued definitive guidance on the tax treatment for securities similar to the Rights. Purchasers should consult their own tax advisors for guidance on tax treatment of the Rights.

Risk of Failure of the Offering. Company has sole discretion to accept or reject subscriptions and may terminate the Offering prior to the closing. If Company determines that the amount that Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, Company may decide to return the investments received (to the extent funds remain available for return) and abandon the Offering. Alternatively, Company may determine to close the Offering although less than the expected amount is raised. Raising less than the expected amount may require Company to delay or scale down some of Company's plans until further financing becomes available, and Company's projected results of operations and financial condition may be less likely to meet Company's original expectations than had Company raised the maximum amount sought in the Offering. Additionally, it is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Ethereum, development issues with the FCFL Platform (as defined in the White Paper), the failure of business relationships or competing intellectual property claims, FCFL may no longer be viable as a business or otherwise and may dissolve or fail to launch.

Restriction on Transfer of the Rights. There are substantial restrictions on the transferability of the Rights. A Purchaser may not assign or transfer its SAFT (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its Right without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Rights are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Rights may only be transferred within the United States or to "U.S. person" (as defined in Regulation S promulgated under the Securities Act) pursuant to either an effective registration statement registering the Rights or pursuant to an exemption under the Securities Act; the Rights may be subject to transfer restrictions under the securities laws of other jurisdictions; the Rights may be subject to holding period requirements; and there is no public market for the Rights.

Availability of Information. No governmental agency has reviewed or passed upon the Offering, Company or the Rights. Purchasers of the Rights, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control. Purchasers of the Rights will not have a vote or influence on Company's management. Substantially all decisions with respect to the management of Company will be made exclusively by Company's officers, managers and employees. Purchasers will have no right to vote on issues of, or otherwise participate in, Company management. Accordingly, no person should purchase a Right unless he/she/it is willing to entrust all aspects of Company management to Company's management. See the White Paper for more information about management.

Company Discretion on Use of Proceeds. Company has ultimate discretion to use the proceeds of the Offering as it sees fit and has chosen not to set forth any specific uses for investors to evaluate. The net proceeds from the Offering will be used for such purposes as Company's management deems to be in Company's best interests in order to address changed circumstances or opportunities. As a result of the foregoing, Company's success will be substantially dependent upon Company's discretion and judgment with respect to application and allocation of the net proceeds of the Offering. Company may choose to use the proceeds in a manner with which investors do not agree and investors will have no recourse. A use of proceeds that does not further Company's business and goals could harm Company and its operations and ultimately cause a Purchaser of the Rights to lose all or a portion of his/her/its investment.

High Degree of Risk. Investing in the Rights involves a high degree of risk. The Rights are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Rights are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. If Company is unsuccessful, Purchasers will not receive any FAN Tokens, and there is a possibility that there may be insufficient funds to reimburse Purchasers for their investments. Accordingly, investing in the Rights requires high risk tolerance, low liquidity concerns and long-term commitment. The Rights are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Rights.

No Guarantee of Return on Investment. There is no assurance that the Rights will be exchanged for a specific number of FAN Tokens in the FAN Token Sale or that the FAN Token Sale will take place, that any Purchaser will realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read the SAFT and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the SAFT and purchase a Right.

Unanticipated Risks. Agreements for the sale of future cryptographic tokens are a new and untested area. In addition to the risks discussed, there are risks that Company cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

Risks Related to the FAN Tokens and to the FAN Token Sale

Risks Associated with Blockchain Technology and the Ethereum Protocol. The FCFL Platform, the Rights and the FAN Tokens are based upon blockchain technology and the Ethereum protocol. As such, any malfunction, unintended function, unexpected functioning of or attack of blockchain technology and/or the Ethereum protocol or the Bitcoin protocol may cause the FCFL Platform to malfunction or function in an unexpected or unintended manner. Ethereum, the native unit of account of the Ethereum protocol, may itself lose value in ways similar to the FAN Tokens, and in other ways. More information about the Ethereum protocol is available at https://www.ethereum.org/ to assist Purchasers in understanding this new technology.

Risks Associated with Buyer Credentials. Any person that gains access to or learns of a Purchaser's login credentials or private keys may be able to dispose of the Purchaser's FCFL Account and the Purchaser's FAN Tokens. To minimize this risk, Purchasers should guard against unauthorized access to their electronic devices.

Risk of Unfavorable Regulatory Action in One or More Jurisdictions. Blockchain technologies have been the subject of scrutiny by various regulatory bodies around the world. The functioning of the FCFL

Platform and the FAN Tokens could be impacted by one or more regulatory inquiries or actions, including the licensing of or restrictions on the use, sale, or possession of digital tokens like the FAN Tokens, which could impede, limit or end the development of the FCFL Platform. In addition, the sweepstakes developed by Company may not be allowed in certain jurisdictions and Company may be unable to award a randomly selected prize if Purchasers reside in a jurisdiction that does not permit the type of sweepstakes designed by FCFL.

Risk of Alternative Platforms. Following the Offering of the Rights and the development of the initial version of the FCFL Platform, it is possible that alternative applications could be established, which use the same open source code and protocol underlying the FCFL Platform. Such competitors may have greater resources or experience and could potentially negatively impact the FCFL Platform, including its value and the value of FAN Tokens.

Risk of Insufficient Interest in the FCFL Platform. It is possible that there will be limited public interest in the creation and development of the FCFL Platform and the FAN Tokens. Such a lack of interest could negatively impact the Rights and the FAN Tokens.

Risk that the FCFL Platform, as Developed, Will Not Meet the Expectations of FCFL Fans or Purchasers. The FCFL Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the FCFL Platform or FAN Tokens (including token behavior) held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the FCFL Platform.

Risk of Theft and Hacking. Hackers or other groups or organizations or countries may attempt to interfere with the FCFL Platform, the Rights or the FAN Tokens in any number of ways, including service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks.

Risk of Adverse Tax Consequences. Significant aspects of the tax treatment of digital tokens have not yet been addressed, both for U.S. federal income tax purposes and under the tax laws of non-U.S. jurisdictions, and jurisdictions could impose onerous tax burdens on the purchasers and holders of digital tokens. Such onerous tax burdens could subject purchasers and holders of FAN Tokens to adverse tax consequences and could decrease demand for and impede, limit or end the development of the FCFL Platform. Participants in the Offering and the FAN Token Sale are urged to consult their tax advisers regarding the substantial uncertainty regarding the tax consequences involved with the FAN Token Sale and with the use, sale, or possession of digital tokens such as FAN Tokens.

Risk of Security Weaknesses in the FCFL Platform Application Core Infrastructure Software. The FCFL Platform consists of open source software that is based on open source software. There is a risk that the fans, or other persons may introduce weaknesses or bugs into the core infrastructural elements of the FCFL Platform interfering with the use of or causing the loss of FCFL Platform, the Rights or the FAN Tokens.

Risk of Weaknesses or Exploitable Breakthroughs in the Field of Cryptography. Advances in cryptography, or technical advances such as the development of quantum computers, could present risks to the FCFL Platform, the Rights and the FAN Tokens, such as theft or loss.

Risk of Lack of Adoption or Use of the FCFL Platform. While the FCFL Platform and FAN Tokens should not be viewed as an investment, each may have value over time. That value may be limited if the FCFL Platform lacks use and adoption or is unable to successfully implement its real-time play calling features. If this becomes the case, there may be few or no markets following the launch of the application, potentially having an adverse impact on the FCFL Platform.

Risk of an Illiquid Token Exchange for FAN Tokens. While Company hopes that all buyers of FAN Tokens remain active in the FCFL community and hold their FAN Tokens forever, some buyers may desire to sell their FAN Tokens to others at various points in time. Company cannot guarantee that a secondary token exchange for the FAN Tokens will develop.

Risk of Uninsured Losses. Unlike bank accounts or accounts at some other financial institutions, funds held using the FCFL Platform or Ethereum network are generally uninsured. In the event of any loss, there is no public insurer, such as the Federal Deposit Insurance Corporation, or private insurer, to offer recourse to Purchasers.

Risk of Dissolution of FCFL. It is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Ethereum, development issues with the FCFL Platform, the failure of business relationships, or competing intellectual property claims, FCFL may no longer be viable as a business or otherwise and may dissolve or fail to launch.

Risk of Malfunction in the FCFL Platform or the FAN Token. It is possible that the FCFL Platform or the FAN Token malfunctions, including one that results in the loss of the Rights or eventual FAN Tokens.

Risk of Losing Access to FCFL Account Due to Loss of Credentials. An FCFL FAN Token account can only be accessed with login credentials selected by a Purchaser. The loss of these credentials will result in the loss of the FCFL FAN Token account. Best practices dictate that Purchasers safely store credentials in one or more backup locations geographically separated from the working location.

Unanticipated Risks. Cryptographic tokens are a new and untested technology. In addition to the risks discussed, there are risks that the FCFL team cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

USE OF PROCEEDS

We expect to use a substantial amount of the proceeds of the Offering to develop and advance the FCFL Platform and the FAN Token using blockchain technology and the Ethereum protocol in order to launch the FAN Token Sale. We reserve broad discretion to allocate the use of proceeds from the Offering, and you must rely on us completely as to how we may use the proceeds.

PLAN OF DISTRIBUTION

As described above, this is a limited sale of Rights to persons who meet the suitability standards set forth in this Memorandum and the SAFT. The Purchase Amount set forth in U.S. Dollars on the signature page of the SAFT shall be paid by Purchaser upon execution of this SAFT and may be paid in fiat (i.e., non-cryptocurrency), ETH or Bitcoin, valued at the applicable exchange rate at the time, which, for ETH or Bitcoin, means the price of ETH or Bitcoin on the Global Digital Asset Exchange (GDAX) at the time the SAFT is executed. If the Purchase Amount is not received within 24 hours of counter-execution and delivery of this SAFT by Company, Company reserves the right to void this SAFT and refuse to accept Purchaser's purchase of the Right. If the Purchaser desires to pay in ETH or Bitcoin, such payment should be made directly to Company through a public wallet following Company's instructions; if the Purchaser desires to pay in cash, the Purchaser may pay by wire or check forwarded to the Placement Agent.

The minimum investment is $500; however, Company and the Placement Agent may, in their sole discretion, accept lesser Purchase Amounts. For purposes of calculating the amount of money raised in the offering, the Purchase Price shall be deemed to be paid in fiat currency (or US dollars) no matter what form of currency submitted; however, Company may deem the Purchase Price to have been paid in ETH, for purposes of internal accounting and FAN Token referencing purposes.

We reserve the right to reject any SAFT from a Purchaser that we believe, in our sole discretion, does not meet the suitability standards for the Offering. In such an event, any funds received from such Purchaser will be promptly returned without interest or deduction. We are under no obligation to accept a potential investor's SAFT.

Prior to the closing, an SAFT and other definitive documentation must be executed by each Purchaser and delivered to us along with funds in the Purchase Amount of the Rights being purchased.

Our executive officers, controlling persons and affiliates may purchase our SAFTs in the Offering in any amount.

In connection with the Offering, Placement Agent will receive (a) a commission equal to seven percent (7%) of the aggregate amount raised in the Offering from investors after December 11, 2017,, and (b) the right to receive that number of FAN Tokens in the FAN Token Sale equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering after December 11, 2017,, as well as reimbursement of certain out-of-pocket expenses. We have also agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act.
No assurance can be given that all or any portion of the SAFTs offered hereby will be sold.

The Offering shall terminate on or before August 31, 2018, or such other date upon which Company and the Placement Agent elect to terminate the Offering.

DESCRIPTION OF SECURITIES

General

Company is a Delaware limited liability company whose sole member (the "Sole Member") is Project FANchise Holdings, LLC. Company's Limited Liability Company Agreement (the "LLC Agreement") does not provide for the issuance of additional membership interests or the admittance of additional limited liability company members, although the LLC Agreement may be amended by the Sole Member.

The SAFTs

The Simple Agreement for Future Tokens being sold in the Offering is an investment contract under which Company agrees to issue the Purchaser the right to receive certain units of FAN Tokens, subject to certain terms. "FAN Tokens" is the tentative brand name for the future cryptographic public utility tokens to be sold by Company in its future Token Sale, all as more fully described in the White Paper attached hereto as Exhibit A.

Although the Rights and the SAFT are each a security, as that term is defined under the U.S. federal securities laws, the SAFT does not entitle the Purchaser to vote or receive distributions or be deemed the holder of membership interests of Company for any purpose, nor can anything contained in the SAFT be construed to confer on Purchaser, as such, any of the rights of a member of Company or any right to vote for the election of directors or managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

FURTHER INFORMATION

The statements contained in this Memorandum constitute only a brief summary of certain provisions of the Offering Documents and the transactions contemplated. The statements contained in this document do not purport to be a complete description of every term and condition of such documents and are qualified in their entirety by reference to such documents. As with any summary, some details and exceptions have been omitted. If any of the statements made in this document are in conflict with any of the terms of any of such documents, the terms of such documents will govern. Reference is made to the actual documents for a complete understanding of what they contain. Copies of all documents in connection with the transaction described in this Memorandum are either enclosed or are available for inspection at our offices. Each prospective investor and his advisor are invited and encouraged to ask us questions with respect to the terms and conditions of the offering and our business and request additional information necessary to verify information in this Memorandum. We will seek to provide answers and such information to the extent possessed or obtainable without unreasonable effort or expense. Potential investors will be required to execute non-disclosure agreements as a prerequisite to reviewing documents determined by us to contain proprietary, confidential or otherwise sensitive information. To obtain such information or to make arrangements to ask such questions of us, prospective investors should contact the Placement Agent at:

MICROVENTURE MARKETPLACE INC.
2905 SAN GABRIEL ST., STE 212
AUSTIN, TX 78705
TEL: 512-275-6309
ATTN: TYLER GRAY
EMAIL: TYLER@MICROVENTURES.COM

EXHIBIT A

WHITE PAPER

EXHIBIT B

SIMPLE AGREEMENT FOR FUTURE TOKENS

EXHIBIT D
White Paper



Fan-controlled Football League

VERSION 1.0

The first fan controlled professional sports league

Powered by the Fan Access Network (FAN) Token

Version 1.4
December 10, 2017

TABLE OF CONTENTS

INTRODUCTION

Current State of Sports

Professional sports teams create and inspire passion in their fans, and the revenue streams fueled by that passion are stronger and more diversified than ever before. Yet professional sports have been slow to implement new technology and are severely lacking when it comes to fan interaction and engagement. Fans yearn to have a say, but they have little voice in the organizations they support. As teams and leagues grow larger and more popular, billions of dollars of franchise value and wealth is being created from the passion (and spending) of fans, yet only a chosen few get to enjoy the dream of being a team owner and wield the decision-making power ownership provides. **That is all about to change.**

Proof-of-Concept Using Traditional Application Technology

In 2015, Project Franchise Team, Inc. (PFTI), a proof-of-concept company, began developing a platform using application technology to put sports fans in control of team decisions on and off the field, while also allowing top fans to directly benefit from their team's success. In February 2017, the first fan-controlled professional sports team on the planet, the [Salt Lake Screaming Eagles](#), made its debut in a pilot test season using PFTI's platform. The pilot test in a little known ten-team indoor football league attracted tens of thousands of fans from 100+ countries, generated media coverage from top publications including the [Wall Street Journal](#) and [New York Times](#), and yielded partnerships with both [Sports Illustrated](#) and [Amazon's Twitch](#).

A Disruptive New Model - Fans in Control

The Fan Controlled Football League (FCFL) is the first professional sports league truly designed for the digital blockchain age – putting fans in control of their sports entertainment experience. Player personnel and real-time play calling decisions are all made by fans via the league's blockchain platform, making fans the coach and general manager for their team. Fans will no longer be just viewers; rather, they will be active contributors to the games they are watching. This is a transformational shift in the way sports fans engage and interact: no more sitting back and passively watching as a team's roster takes shape or a game unfolds. They will be essential to the league's product both on the field and off, and certain fans will even be rewarded for their success by sharing in the $1,000,000+ championship purse. This is the democratization of sports, and it's about to be realized through the most innovative sports league ever created, thanks to decentralized blockchain technology.

Fan Access Network (FAN) Token - A Decentralized Utility Token for Sports

The power behind fan interactivity and engagement in the FCFL is the FAN token, an ERC20-compatible Smart Token. All fan activity in the league relies on FAN tokens, from voting on which coach to hire to real-time play calling during the games. By leveraging the Ethereum blockchain, the league is able to maintain ledger-based transparency for all fan-driven decisions and reward allocations. Blockchain is vital to creating an inherently open, democratic network of engagement. As more and more fans join the FCFL and as additional leagues adopt the FAN token standard, FAN token will become the foundation on which fan-controlled sports are built.

The FCFL Is Just the Beginning

While the initial implementation of the FAN token and its corresponding platform will drive the operations of the FCFL, we intend to create a greater universe of professional sports consumption and fandom. Whether through licensing of the platform or the creation of additional leagues (soccer, baseball, cricket, etc.), FAN token will become the DNA for leagues seeking comprehensive fan engagement across myriad sports and entertainment verticals. FAN token is more than just a tool to gain access and greater control of personnel and play calls in the FCFL: it will be the lifeblood of the interactive fan experience that will continue to expand across new digital platforms, fueling new league creation and modernization of leagues already in existence. This is a whole new ball game.

The FCFL Motto

The FCFL is being built by a group of accomplished entrepreneurs and executives with backgrounds in professional sports, video gaming, fantasy sports, blockchain and mobile technology, and includes top executives from the NFL, FanDuel, Sega, Disney, and Bancor. We started with a simple, powerful motto that drives everything we do and will continue to guide us as we build the sport leagues of the future: ***Power to the Fans!***

The Market - Professional Sports, eSports, and Fantasy Sports

Thanks to factors ranging from fan enthusiasm to the rise of digital video recorders to the decentralization of the content delivery model, the demand for live sports content is at an all-time high. Professional sports leagues in the United States and throughout the world have leveraged this demand into massive, cross-platform media rights deals. It is estimated that the NFL, NBA, and Major League Baseball will take in over $6.9 billion[1], $2.6 billion[2], and $1.5 billion[3] in media rights revenue alone respectively in 2017.

Even sports that haven't traditionally dominated the American sporting landscape are enjoying tremendous growth in media deals – Major League Soccer will bring in over $90 million in media rights revenue in 2017[4] (a more than 5x increase over the league's previous deals) while also finalizing a deal to stream games on Facebook Live - opening the door to a massive global audience.

While "traditional stick-and-ball" sports have enjoyed an impressive media rights surge in the past several years, eSports have seen even more explosive growth. The number of US eSports fans grew 76% from 2015 to 2016, and total eSports industry revenues (exclusive of gambling) are projected to grow from $325 million in 2015 to almost $1.5 billion in 2020 with worldwide interest from nearly 600 million fans.[5]

Fantasy sports have long been fans' only available proxy for "controlling" the sports and players they love, and the fantasy industry's growth has surged. 59.3 million US and Canadian residents are active fantasy players in 2017, and the buzzed-about *daily* fantasy segment is projected to grow to 10.5 million users and over $5.4 billion wagered by 2021.[6] As interactive AR/VR platforms go mainstream, the demand for an even more engaging experience in the sports world will continue to rise.

This quickly growing landscape supports one of our core beliefs – there has never been a better time to bring a compelling, interactive sports entertainment product to the market.

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[1] https://en.wikipedia.org/wiki/National_Football_League_on_television
[2] https://www.nytimes.com/2014/10/06/sports/basketball/nba-said-to-be-near-new-tv-deal-for-24-billion.html
[3] http://www.espn.com/mlb/story/_/id/8453054/major-league-baseball-completes-eight-year-deal-fox-turner-sports
[4] http://www.sportsbusinessdaily.com/Journal/Issues/2014/05/12/Media/MLS-TV.aspx
[5] https://newzoo.com/insights/articles/esports-revenues-will-reach-696-million-in-2017/
[6] https://www.forbes.com/sites/kevinanderton/2016/11/30/fanduel-and-draftkings-are-dominating-the-daily-fantasy-sports-market-infographic/#3c30dece7c4f

WHAT IS THE FCFL?

Fan Controlled Sports

Slated to kick off in 2018, the Fan Controlled Football League (FCFL) reimagines the sport of American football – and the experience of being a die-hard fan – for the digital age. Fans love the excitement and drama of live sports, and they love the competition and immersion video games provide. The FCFL will combines the best of both, putting fans in control of *real teams* competing against each other in live, unscripted games with $1,000,000 on the line for the team that brings home the championship.

The FCFL will deliver a compelling football product tailor-made to captivate a broad digital audience. It will feature fast-paced, high-scoring, seven-on-seven action that embraces the spread-football evolution of the NCAAF and NFL games while enabling a diverse set of styles and strategies on both sides of the ball. Each FCFL game will be a unique and captivating contest, delivered in one hour eSports-style presentations where the action never stops.

But while every other sports league asks fans to simply sit back and watch the action, the FCFL invites them to lean forward and take part in the unparalleled interactive experience – actually taking control of each team and what happens on the field. Fans of each FCFL franchise will call their favorite team's plays through a groundbreaking mobile app and streaming interface, creating a completely unique real-time experience. The FCFL blends traditional sports, fantasy sports, and esports to create the most immersive experience for sports fans on the planet.

Fans' control and immersion isn't limited to game day - they also have the power to build their team from the ground up. With the FCFL's Virtual Front Office, dedicated fans will have a voice in every personnel decision for their chosen team. Prior to the start of the FCFL's inaugural season, a Live Draft will be held where the fans decide which players get selected for their team. For the first time in professional sports history, fans will truly guide their team's fortune from start to finish.

Fans who love the power, passion and fast-paced action of modern football will find all those qualities multiplied in the FCFL. Fans who love the dynamic interactivity of esports and gaming will see that interactivity taken to the next level with real, live, on-field action which they control. And fans who love building teams and proving their knowledge in fantasy football will see their fantasy come to life.

Proof of Concept: Salt Lake Screaming Eagles

While the notion of fan-run sports teams may seem far fetched, the concept was brought to life using traditional application technology with an expansion franchise in the Indoor Football League in 2017. Fans from around the world were able to take part in building the team from the ground up. More than 100,000 fans from the USA to Singapore embraced the challenge and took control of every major team decision, from the team's home city to the team name and logo, uniforms, cheerleaders and even the selection of the head coach and players that made the roster.



On February 16th, 2017, the Screaming Eagles kicked off the 2017 Indoor Football League season by making history as the first pro team to allow their fans to call all the offensive plays in a game. Over eight thousand fans sold out the Maverik Center in Salt Lake City, while almost two hundred thousand more fans from one hundred different countries streamed the game while calling all of the offensive plays via a mobile app. The real-time play calling proved to be a massive hit, with thousands of fans inside and outside the arena participating. A partnership with Sports Illustrated helped put the team on the map and provided a platform to tell the story of the Screaming Eagles.



In late March, before the team's third home game, the Screaming Eagles entered into a partnership with Amazon's Twitch, one of the largest eSports streaming sites in the world with more than 100+ million monthly unique users[7]. Play calling was successfully integrated into Twitch Chat (similar to Twitch Plays Pokemon), creating a unified streaming and play calling experience. By the end of the season the Screaming Eagles had tens of thousands of registered fans, hundreds of thousands of real-time plays called, and millions of views across Twitch, Facebook and YouTube. The team captured the imagination of fans and the interest of the media. The Screaming Eagles were featured broadly by major media outlets including the Wall Street Journal, ESPN, New York Times, Slate, Washington Post, USA Today, Fox Business, Reuters, Yahoo Sports, Fortune, Sports Illustrated, CBS Sports, SportTechie,

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[7] **https://expandedramblings.com/index.php/twitch-stats/**

[GeekWire](#) and [Uproxx](#). Proving that fans can call plays as well as the pros, the team's offense ended the season ranked third in the league and starting quarterback Verlon Reed was named Offensive Rookie of the Year.

Lessons from the Screaming Eagles

Here are the biggest takeaways from the pilot study with the Screaming Eagles:

- **Real-Time Play Calling Works -** Fans can call plays in real time *and be successful* doing it. The #3 ranked offense is proof that fans are more than capable of successfully taking control of play calling. Due to the lack of time to evaluate talent and cohesiveness of the unit playing together, expansion teams in virtually all football leagues typically struggle mightily on offense in their first few seasons. However, that was not the case for the Screaming Eagles. They actually had a better yardage gained differential per game (+31.3) than the league champs in Arizona (+27.5) and only slightly trailed this season's runner up and 6x prior champions Sioux Falls (+32.5). Fan playcalling paid dividends as they converted more 4th downs than any other team in the league (at a very high 53% conversion rate) and were second place in the league in total successful 2 point conversion attempts. In addition the fan play calling did not disrupt the flow of the game, giving coaches and players confidence in the fan's ability to lead the team.
- **Media / Distribution Partnerships Are Key** - Partnerships with both Sports Illustrated and Amazon's Twitch elevated the profile of the team and gave the Screaming Eagles tremendous reach. The combination of Sports Illustrated's rich tradition in sports and Twitch's new age dominance in eSports proved to be the perfect fit as the worlds of traditional sports and eSports were brought together with an interactive team.
- **Streaming Delays Are A Challenge -** Watching a "live" broadcast doesn't mean it's real time. There is a delay of eight-to-fifteen seconds between what you see on your screen and what's happening in real time at the arena, which is referred to as "time behind live" in the industry. To have the best viewing / play calling experience, FCFL will need to solve for this by including a delay between the fan play call in the platform and the play being run on the field. It's a relatively easy solution, but one that would not be possible without building our own league with a new set of rules.
- **Production Studio vs. Arena -** The majority of arenas in the US are expensive, outdated, and add little value for viewers streaming the games and calling the shots from their laptops, smartphones, and tablets. In order to deliver a truly immersive and game changing viewing experience, the FCFL needs full control of the facility and a focus on high quality production specifically designed for our digital audience.
- **Transparency** - There were several votes where fans questioned the authenticity of the results. The most talked about was the Greg Hardy vote which was covered by a number of top sports media publications including [ESPN](#) and [Sports](#) [Illustrated](#). The vote ended with 50.1% of fans voting NO to adding Greg Hardy to the team, leaving the 49.9% of fans that voted YES questioning the voting process. Building the FCFL platform on the blockchain will eliminate any question of the authenticity of fan votes, ensuring fans get what they want and can trust the process.

The Path Forward on the Blockchain

To deliver a truly interactive and immersive experience for our digital first fan base, we need to be in control of the league, gameplay, venue, and production, while having strong media distribution partners to bring the game to the masses. And to ensure fans can trust every vote they participate in, blockchain is essential. In October 2017, Project FANchise Holdings, LLC (the "Holding Company") was formed as a Delaware limited liability company, with two subsidiaries, FANchise League Company, LLC (the "Fan Controlled Football League" or "FCFL") and Project FANchise Technology, LLC (the "Technology Company"). The FCFL's vision is to use blockchain technology and utility tokens to develop a fan-controlled professional sports league. FCFL is the operating company that will operate the league and the Platform and sell the utility token known as a FAN token, that will allow fans to interact with the FCFL Platform. FCFL's sister company, the Technology Company, is the research and development arm and will hold all intellectual property, which is licensed exclusively to the FCFL through an intercompany license agreement. In November 2017, the Technology Company acquired certain intellectual property rights from PFTI, described above, that ran the successful pilot test with the Screaming Eagles in the Indoor Football League using application technology rather than blockchain technology for the platform.

THE FCFL AT A GLANCE

$1,000,000+ Championship Prize
In the FCFL, unlike traditional sports leagues, teams *and their fans* will be competing for a significant cash prize during the season - a minimum of $1,000,000. Players, coaches, and certain fans of the team that wins the championship game will share the purse. The championship prize will be a minimum of $1,000,000 with players and coaches sharing in fifty percent and certain fans sharing the remaining fifty percent. In addition, a percentage of certain league revenue (e.g. in-app purchases) will be added to the prize pool, creating a progressively growing championship purse each season. We will also work to secure brand sponsors to add additional funds to the purse, with the ultimate goal of providing the highest championship payout ever to players, coaches, and fans.

Game Format
Taking a cue from the explosive popularity of broadcast eSports, the FCFL will deliver non-stop football action in a one hour game format. The league's rule set will encourage a fast-paced and wide-open style of play that reduces penalties and other stoppages while eliminating special teams to deliver high-intensity play from start to finish. The game will be played on a 50-yard field with 10-yard endzones and padded walls.

Unlike traditional football leagues, our players will be encouraged to showcase both their on-field talents and their personalities. They will not be fined for taking off their helmet and celebrating a big play. Instead of receiving a penalty, touchdown celebrations will be rewarded - the player with the best celebration of the week, as determined by fans, will receive a cash bonus. This more modern opportunity for expression will amplify the social media engine of the league tremendously, creating memorable and shareable moments beyond imagination.

League Structure

The league will begin with eight new franchises, each with a roster of 18 players selected by fans. There will be two divisions of four teams each. The top team in each division will make the playoffs along with two wildcard teams that can be from either division. The season will consist of a 16-game regular season with two playoff games and a championship game. With the league adopting a one hour game format, teams will have the opportunity to play more frequently than once per week. This in turn will shorten the length of the overall season, potentially allowing for two full seasons per year.

Game Rules

Fans of the NFL and college football will be able to follow and understand the FCFL from day one. The most notable changes from the traditional outdoor game to the FCFL are:
- 1-hour games, running clock, short 5-minute halftime
- The field is half as long as an outdoor field and is surrounded by padded walls
- It's 7v7 instead of 11v11 with offensive lineups similar to flag football that so many fans have played - three offensive linemen, a quarterback, and three skill position players
- There are no field goals, punts or (kicked) extra points, so teams must always "go for it" on fourth down

These rule changes will increase the speed of the game, decrease penalties, and provide an intense hour of football.

The Studio Arena & Advanced Sports Technology

The FCFL's Studio Arena will be designed to operate more like a high-tech production studio than a traditional sports arena and will be tailored to deliver a truly interactive and immersive sports entertainment experience to fans on any connected device around the world. Expertly-piloted drone cams will deliver up-close, captivating shots unprecedented in any professional sport. Embedded helmet cameras and mics on players will put viewers in the middle of every big play and punishing hit. Wearable sensors and in-arena technology – even embedded in the game ball itself - will provide a constant stream of data to enhance broadcasts and push the envelope of football analytics, helping fans make the best possible decisions from roster moves to play calls. Making the winning call will be an unforgettable experience in a league that brings its viewers right into the heart of the action. The Studio Arena will seat a "television studio audience" of approximately one thousand to fifteen hundred fans. Current potential locations include Los Angeles, Las Vegas, Atlanta, and Dallas.

Secondarily, the FCFL and its Studio Arena will serve as a sports technology "playground" for emerging technology in sports and entertainment. The FCFL will develop technology and capabilities, and will invite both startups and large corporations to integrate their cutting edge tech in the arena and throughout the league. The long-term goal is for the FCFL to establish a formal sports technology incubator/accelerator with a well-known strategic or venture partner, while in the meantime becoming synonymous with the future of sports and fandom.

Players and the Draft

The FCFL is targeting early 2018 to begin hosting and inviting players to invite-only, regional tryouts. Players not receiving an invitation who want to attend will be encouraged to create a profile page on the FCFL website and upload their highlight videos. Any player that receives 100 or more votes on their profile will automatically receive an invitation to a tryout. After tryouts FCFL staff and fans involved in the Virtual Front Office will extend invitations to players to attend minicamp. All tryouts and minicamps will be streamed live and all video footage and player evaluations will be made available to fans on demand as they prepare for the live player draft.

LEAGUE PARTNERS

Streaming Media

We have received a significant offer from one of the largest US-based media companies to purchase the global streaming broadcast rights to the FCFL. We are currently finalizing the terms and expect to sign a long-form agreement within the next several months. While a mutual non-disclosure agreement prevents us from revealing the name of the partner, we believe that this partnership will generate significant press attention and media buzz upon completion. The agreement will also guarantee that FCFL games have a channel to potentially be seen by tens of millions of people around the world.

Game Day Production & Shoulder Programming Development

We are in advanced discussions with two top-tier production companies from the world of televised sports and entertainment. They have each produced more than 150 shows on television over the past decade, including some of the most well-known sports and reality-based programs in media.

Our goal in working with a premier production company is twofold. First and foremost, we want to create an elite game-day production, and we want to do it with a production company that is better versed in creating entertainment properties than they are football games. The FCFL will reimagine the sport of football for the digital fan, and a big part of that will be the entertainment factor of the broadcast. We want to bring an uber-talented production company from outside the world of football to present the game through an entirely new lens in tune with current media trends.

Second, we plan to create additional programming outside of gameday. We are discussing multiple show formats that would provide the league with greater reach, generate compelling content leading up to the season, and create an opportunity to be on network television. A few of the show ideas we are currently working on include "Hard Knocks Meets High Tech", "The Making of a Football League", and a third show along the lines of [Ultimate](#) [Fighter](#) which would be a competition amongst players at different positions, with the winners being awarded guaranteed spots in the FCFL. We may encourage fans to weigh in on the formats they'd most like to see, another benefit of a highly engaged audience.

INTRODUCING THE FAN ACCESS NETWORK (FAN) TOKEN

What is a FAN Token?

In order to transition the literal management of professional sports teams from the traditional ownership model to a fan-centric ownership model, the FCFL has created a unique utility token that will drive all decision-making and engagement for active fans of the league. FAN token, an ERC20-compatible Smart Token, will be the unit of power through which all interactivity is derived. Each fan's level of control will be directly proportional to their ownership of FAN tokens, and the skill and frequency with which they engage with the FCFL will add to their collection of tokens.

Aside from the practical use case of an easily-transacted utility of power, the ethereum-based token leverages blockchain technology to bring a level of complete transparency, provided by an ongoing ledger, to league operations and all fan votes. For fans to buy into the idea of decentralized, fluid decision making power, they need to be confident that their decisions yield the results they expect. The blockchain and ledger are the key to unlocking that democratization and providing trust in the system for all parties involved.

While FAN tokens will be the literal measure of influence to a fan's voting power, whether it be for calling a play or selecting a new quarterback, they will carry utility indirectly tied to league operations as well. FAN tokens will enable fans to unlock tiers of access to content, voting rights, exclusive experiences with the league and its sponsors, merchandise, and, of course, the potential for a greater piece of the championship purse. In addition to purchasing FAN tokens in the token sale, fans will be able to earn FAN tokens through a variety of reward-based programs designed to enhance fan involvement and engagement with the FCFL.

Benefits of Owning FAN Tokens

Every aspect of fan engagement in the FCFL ecosystem will be driven by the utility FAN token. An individual fan's power to influence their team's crucial decisions - from draft choices and free agent signings to in-game, real-time play calls – will increase as their FAN token ownership increases. Holding certain amounts of FAN token will also grant access to unique content, special perks, prizes, discounts and other FAN token-only rewards.

We anticipate that fan-engagement opportunities will continue to grow as public buy-in and audiences increase, and as technology continues to democratize access even beyond sports. As such, the utility of FAN token is limited only by the imagination. For now, benefits of owning FAN token will include:

- **Increased Coaching Power** – Each team will have a FAN token leaderboard which will rank fans from top to bottom. Coaching power for each team will be distributed across the team's respective leaderboard with the fans in the top spots having the greatest amount of influence, and the fans at the bottom having the least. Leaderboard rankings will be determined based on a number of factors including, but not limited to, the total amount of FAN tokens owned, total amount of FAN tokens earned in a specified time period, and offensive and defensive statistics accumulated when fans call successful plays for their team.
- **Individual Play Calling** – Imagine sitting on your couch watching the game and receiving a notification on your phone that "You, and you alone, are calling the next play!" Multiple times per game individuals and small groups of FAN token holders will be selected to call a play – providing an opportunity to be the team's sole Offensive Coordinator for that play. Here again, blockchain transparency is essential in fans confidence that the play they call is the play on the field.
- **Wagering** – Initially the FCFL platform will not support any wagering, but peer to peer wagering is a functionality that we are working on with our legal team to implement in the near future in a fully compliant way. Tremendous momentum and precedent has already been created by decentralized prediction markets such as Augur, Gnosis and Stox.
- **$1,000,000+ Championship Prize** – The FCFL Championship game will have a minimum $1,000,000 prize on the line. Players and coaches of the winning team will share in 50% of the prize pool. Certain fans of the team that wins the championship game will also share in 50% of the championship prize, allocated across a number of categories including number of successful plays called, passing yards gained, rushing yards gained, and touchdowns scored.
- **VIP Tiers** – VIP tiers based on FAN token ownership will include complimentary VIP tickets to games, special seating and in-venue access for FAN token holders, free Virtual Front Office subscriptions, unique in-app avatars, invites to exclusive events, first to know breaking news, and more.
- **Rewards & Prizes** – Every FAN token is a ticket to win! FAN token owners will be eligible to win prizes and rewards via sweepstakes. Sweepstakes prizes will range from team merchandise and game consoles to one-of-a-kind fan experiences and travel packages to see an FCFL game in person. Sweepstakes will be held at least once a month during the season, with each FAN token providing an entry into the random drawing. In order to be eligible for the sweepstakes, fans must have been active in the FCFL app during the week prior to the drawing. Complete sweepstakes details and official rules will be released at a later date. All sweepstake and contest details in this white paper are subject to change.
- **Play-Calling Win Bonus** – During each game of the season, the fans of the winning team who called plays and participated during the game will receive FAN tokens.
- **Discounts** – Special FAN token-only discounts on merchandise, tickets, fan experiences, in-app purchases, and more. Discounts will be tiered with the highest discounts reserved for the very top FAN token owners and earners.

- **In-App Purchases** - FAN tokens can be used to purchase "voting boosts", game-day experiences, limited-edition merchandise, Virtual Front Office access, and more.
- **Future Token Issuances** – If in the future the FCFL issues tokens with broader rights than FAN tokens, including, for example, tokens that confer ownership in and/or control over the teams in the FCFL, the FCFL intends to provide holders of FAN tokens priority access to the purchase of such tokens. At this time, the FCFL has not made any decision to issue any tokens other than FAN tokens, and there can be no guarantee that it will do so.

How to Earn FAN Tokens

FCFL fans can earn FAN tokens by engaging with the FCFL ecosystem at a variety of touch points, including:

- Watching games
- Calling plays and accumulating offensive and defensive stats e.g. passing yards, rushing yards, touchdowns, and sacks
- Viewing written and streaming video content on the league's website and mobile app
- Participating in polls and team coaching decisions such as drafting players and setting the week's starting lineup
- Maintaining an active Virtual Front Office subscription
- Providing value-added activities to teams such as scouting players and helping coaching staffs evaluate opponents
- Referring friends and family to join the FCFL fan base
- Engaging with league sponsors
- Creating league-related content including blog posts and videos
- And more, including user-generated opportunities...

FAN Token Sale Overview

The public token presale will begin in December for users that register and qualify on Microventure's website and the public token sale is targeted to start in the first half of 2018 on the FCFL website. Tokens will have a fixed price in ETH throughout the public token sale that will be published on the FCFL website the day before the public sale. Complete details of the sale including pre-sale bonuses, pricing, supply, cap, etc. will be provided on the websites and through various social media channels closer to the date of the sale.

FAN Token Allocation

At the end of the sale, FAN tokens will be allocated across these four categories:

% of Total Supply	Category	Special Terms
50%	Token sale participants	N/A

20%[8]	Founders / Devs / Employees / Advisors	Tokens vest over the first three FCFL seasons
15%	FCFL Marketing Development Fund*	Tokens in the fund will be available annually in three equal installments, with the first installment released immediately after the token sale ends
15%	Partnerships	Will be used to bring strategic partners to the FCFL ecosystem

*Marketing Development Fund: This fund will be used for things including customer acquisition, in-app rewards, championship prizes, and league marketing.

Use of Funds

Funds raised during the token sale will be used to develop and advance the FCFL and the FCFL fan experience. Given the fact that we are building not only a technology company but a real life football league, there are many layers to the business. This is the first ever, built-from-the-ground-up, fan-controlled sports league using blockchain technology. We understand that starting a new league is a challenging undertaking; however, the team we have put together has built multiple sports teams and technology companies from the ground up, and we believe our plan to consolidate the FCFL in one location will make the process of starting the league more akin to starting one very large team rather than a league with teams spread out across the country. Here is a high level breakdown of the use of funds:

Core Technology Development - 25%
> Core technology development includes our real-time play calling app, implementing blockchain technology throughout the platform and FCFL ecosystem, and building out our content production capabilities, including integration with our streaming media partner(s). A large part of this budget will be used to continue improving the fan engagement experience of our core app and implementing new features and functionality to drive adoption and stickiness.

League & Team Infrastructure - 30%
> This includes coaches and players salary, field, equipment, training facilities, meals and housing, etc.

Operations & Advanced Technology - 15%
> This includes league staff, venue, production equipment & staff, and an advanced technology budget to include drone cams, live-stream helmet cams, wearables, biometrics, player movement data, player safety, etc.

PR, Marketing, & Customer Acquisition - 15%

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[8] **NOTE: Founders/Employees/Advisors/Developers and their family members will not be eligible to win or participate in FCFL prizes.**

We have been engaged with Relative Consultants for the past year for PR and will continue the engagement post token sale. Marketing will include both league/team branding and general awareness campaigns, as well as customer acquisition plans. After a successful token sale, we will distribute an RFP to secure a marketing agency to be the agency of record for the FCFL. Customer acquisition campaigns will continue to be run in house.

Professional Services - 10%

This includes legal, accounting, tax, recruiting, and consulting services. We have retained Proskauer Rose as our legal counsel for general corporate matters. We have retained Smith Anderson as our legal counsel related to the Token Sale and other digital currency matters.

Contingency - 5%

We are pioneering a whole new way to watch and consume sports in a rapidly changing space with many variables. This bucket will help cover our oversights as we move forward with the FCFL.

FAN Token Management

We are excited for FAN tokens to create one of the first opportunities for a broad consumer audience to engage with a true cryptocurrency. However, we also realize that the complexity of cryptocurrency technology currently creates significant barriers to adoption for users who are new to elements such as wallet creation, private keys, transaction fees and the navigation of cryptocurrency exchanges.

In order to simplify the onboarding process for the broad FCFL fan base, we will provide an easy-to-use managed experience in the FCFL mobile application. Each account will be "seeded" with a small amount of FAN token when a fan creates a new account, and the user interface will allow the early version of the system to provide feeless transactions, fast transaction times, and encapsulation of complex features like private keys. Fans will not require any prior cryptocurrency knowledge in order to acquire, earn, benefit from, or redeem FAN token anywhere within the FCFL ecosystem.

Executive Management



Sohrob Farudi, Co-founder & CEO

Sohrob is an accomplished international C-level executive and venture-backed entrepreneur. He's held the CEO role at multiple startups, spent two years overseas working in Europe, raised more than twenty million dollars in angel and venture financing, and served as an investor and advisor to numerous companies over the last decade. He has spoken at events including SXSW, Hashtag Sports, MIT Sloan Sports & Analytics Conference, and Block-Con. He is currently the CEO of the FCFL, responsible for strategic direction, partnerships, and financing.

Prior to the FCFL, Sohrob founded Fanchise in 2015, the company that built the real-time play calling and fan engagement application with the Salt Lake Screaming Eagles that lead to the creation of the FCFL. In his time with Fanchise, he secured millions of dollars in angel funding, led product design for the mobile play calling app, negotiated partnerships with Sports Illustrated and Twitch, and attracted notable executives from the worlds of entertainment and professional sports to help push the league forward.

Before disrupting the world of sports and entertainment, Sohrob led companies across sectors in analytics (SeeVolution), digital marketing (ActBold), and mobile (Flipswap). As co-founder and CEO of Flipswap, Sohrob led the company from "garage startup" to venture-backed company, securing $14M from RRE Ventures and NGEN Partners. Under Sohrob's guidance, Flipswap secured the #81 ranking on Inc Magazine's list of 500 fastest growing companies, and in 2011, Sohrob led the merger/sale of Flipswap to HYLA Mobile in a transaction that included a $35M investment from Kleiner Perkins.

Sohrob started his career as a consultant at Accenture. He holds a MS in Information Systems from the George Washington University School of Business and a BS in Finance from the University of Maryland, where he graduated in just three years. He currently resides in Manhattan Beach, CA with his wife and two young daughters.



Grant Cohen, Co-founder & VP Digital

Grant Cohen is a mobile app content and marketing industry veteran, having been in the industry since the iPhone was merely a figment of Steve Jobs imagination. He is a co-founder of Fanchise and currently the Head of Digital for the soon-to-launch FCFL. Most recently, he was on the Executive Team at Kochava, the leading mobile app and game analytics provider, where he served as the GM of the Kochava Collective, which is the largest independent mobile data marketplace in the world.

Prior to joining Kochava, Grant co-founded ChirpAds, a native mobile ad business funded by Science Inc, which subsequently acquired and merged with Playhaven, resulting in a leading edge mobile ad network that supported 25k+ game developers driving monetization and user acquisition globally. In 2015, Grant led the Playhaven business through its acquisition by RockYou, a San Francisco-based social gaming company. Before that, he joined GradientX as the Head of Sales & Business Development and led their successful commercial launch, resulting in a quick acquisition by SingTel/Amobee, a multi-billion dollar APAC TelCo.

Grant started his foray into the wireless space in 2004 by managing marketing for AskMeNow, the most popular app in the world at the time running on connected Blackberry and Palm Pilot devices. He has also served in management roles for Softbank-funded mobile ad network AdInfuse, which was acquired by global marketing provider Velti, and as an executive consultant for OpenX. Grant has a BSC in Media Management from The University of Miami (Fla).



Patrick Dees - Co-founder & VP Gaming

Patrick Dees is a serial entrepreneur and dynamic executive who has been involved with myriad successful startups over his career.

Patrick co-founded Talk About Wireless in 2002, served as GM Indirect Channels of Flipswap Inc in 2008, co-founded and served as CEO of the Emerge Group in 2013, and served as General Manager and partner of the Las Vegas Outlaws in 2015, helping guide the team to a playoff berth in its inaugural season.

As founder and EVP of Talk About Wireless, Patrick spearheaded the company's' growth initiatives, building operations to 48 brick-and-mortar locations, nearly 200 employees, and $17M in annual sales. Later at Flipswap Inc, Patrick was instrumental in securing domestic distribution as Flipswap grew to over 100 employees and over $50M in revenue.



Vivek Jain - Co-founder & CFO

Vivek Jain graduated from the University of Regina in 1999 with a Bachelor of Business Administration and proceeded to earn his Chartered Accountancy designation in 2002.

He began his career with PricewaterhouseCoopers. Following four years of escalating responsibility within the public accounting sector, he joined Enstar Group, a venture capital firm that specialized in the reinsurance industry. When he joined Enstar, they were a small private company growing at a very rapid pace. During his tenure there, the company went public, and by the time of his departure in 2007, Enstar was traded on the NASDAQ exchange with a market capitalization in excess of $1 Billion. Enstar grew through acquisitions, with Vivek being responsible for closing many of the deals that fueled this growth. He also formed part of the senior executive team that ran the operations of newly acquired companies. After his time at Enstar, Vivek continued in venture capital, taking a senior role with Investment Saskatchewan and subsequently operating his own consulting firm providing CFO-for-hire and capital-raising services.

Vivek has also sat on numerous Boards during his career, including Sask Sport Inc., the State's governing authority for amateur sports, and Bioriginal, a global leader in delivering complete nutritional solutions to the Food and Nutraceutical industries.

Technology



Yann Kronberg - Acting CTO

Yann Kronberg has over 15 years of technology management experience in the software, open source & Ad Tech industries, including multiple successful start-up ventures and one IPO. He has a proven background in building world class products for the AdTech, big data Industry & Data Science. When he is not researching the latest optimization algorithm, he spends his time exploring the ethereum project.

Yann currently serves as the CTO of Zazmic a Service provider specializing in big data, data science & AdTech, where he managed the Product and Technology Team, which comprised of 150 staff globally (clients include Ericsson, Rakuten, Adxperience & France Telecom).Yann Kronberg has also served as head of Product at Lifestreet, Senior Director of Product at Velti where he led the product team building world-class Ad Tech product line. Other key roles include leadership positions with Adinfuse (AdNetwork acquired by Velti) and Siebel Systems (an Oracle Company).



Jonathan Calmus - VP Product & Growth

Jonathan Calmus is part-inventor, part-creative, and part-entrepreneur. He founded his first company when he was 17 and has built and advised several companies since. Jonathan raised more than $2m for his early ventures. He's been featured in segments on Forbes, Fox, ABC, CBS, and The Street, and is a prolific writer himself.

For fun, Jonathan enjoys building projects that challenge the status quo and likes to "break the mold". This drive has led him to become a published children's book author, a commercial director, and a garage hacker creating products in med-tech to whiteboards.

With his time at the FCFL, Jonathan has pioneered proprietary production automation systems that have saved money over traditional methods and laid a foundation to impact live-production and streaming as an industry.



Yuriy Yakovlev - System Architecture

Software Engineer with 15 years' experience working in projects across full product lifecycle in Agile methodologies and in-depth knowledge of software engineering best practices, including coding standards, code reviews, source control management, continuous integration, build processes, testing and operations. Yuriy has a proven track record in developing mobile and web-based applications, customer success, technical integration, process and system improvements, product management and business analysis.

Given the breadth of his expertise, Yuriy has taken on multiple roles, from project kick-start and strategic development to team staffing and management, consistently ensuring successful project delivery.



Bogdan Sviripa - Blockchain & Full Stack Development

Bogdan Sviripa has participated in developing of many inspiring and challenging IT-products. Not scared of using bleeding edge technologies. Bogdan always tries to deliver the best solution for a product. Currently he is interested in crypto-currency and blockchain technologies.

Currently he is interested in the crypto-currency and blockchain technologies. Bogdan is experienced in full cycle of Ethereum smart contract development and building product ecosystem on top of them.

Finalist of the national challenges UA Web Challenge 2014, UA Web Challenge 2015. Participant of Garage48 Odessa 2014, Garage48 Odessa 2015, Garage 48 Dnipro 2016 hackathons. Bogdan is always on top of technologies.



Marat Urazov - Smart Contract & Full Stack Development

Marat Urazov is a Software Engineer with 10+ years of experience in full stack Web Development. Marat has great experience in creation of client-server systems, using Ruby, PHP and Java. As well as developing client applications using Android, jQuery, JS Frameworks(Angular, React.js), HTML, JavaScript, TypeScript has biggest experience in software & DB architectures design on most popular DB. Quickly develops and learns modern languages such as elixir etc. He has extensive experience working and managing development teams at the level of team leader and development manager, sets expectations and coordinates resources to ensure a timely merger.

Using the extended experience of using contactless technologies, such as NFC and RFID, he has built mobile wallets and centralized identification systems. Has extensive experience in developing and working with payment systems, building complex distributed high-loaded clusters and fail-proof systems on the basis of micro services. In 2013 he was a co-founder and developer of the start-up on non-contactless technologies, which he represented at European and Ukrainian IT conferences.

In 2013 he began to develop the first solutions for connecting blockchain to payment systems through sites using bitcoin, built crypto and payment platforms using bitcoin, and is interested in new financial tools and systems for building marketplaces. He has experience developing smart contracts, smart property and decentralized blockchain applications, with a current focus on smart contracts/smart property and the development of decentralized applications on top of a blockchain based, web3 infrastructure.

League Operations



Ray Austin - Co-founder &
VP Football Ops

Ray Austin has been a staple of the sports and entertainment world for the last 15 years. After a successful five-year career in the NFL where he played for the Jets and Bears, Ray has transitioned to a career as an entrepreneur, actor, and model. Ray has been featured in over 100 commercials with such big name clients as Coors, Ford, Listerine, and McDonald's. He has also been in more than two dozen print ads, including K-Mart, Coca-Cola, and Bank of America.

Austin has a deep appreciation for the respect and discipline that he has gained in the sports community. He worked hard during his five-year tenure as an NFL player, which helped to prepare him for his next venture in sports performance. Co-owner of a 40,000 square foot gym with over 300 athletes, he greatly contributed to the success of collegiate and professional athletes including Justin Tucker, Tommy Zbikowski, Tony Moeaki, and Chris Brown. He used the skills that he gained to give back by partnering with Nike to offer performance training to inner-city youth in Chicago. This experience was the inspiration for Nike's S.P.A.R.Q. line (Speed, Power, Agility Reaction, Quickness).

The sports stage provided a glimpse into the entertainment world, and Ray discovered that he had a passion for acting, modeling, and production. He has been a proud member of the Screen Actors Guild (SAG) for the past 13 years. He has also gained experience as a radio announcer and commentator through Voice of America. Continuing his community service, Austin has spoken at numerous high schools and colleges, and is proud to have served as a keynote speaker several times with an elite fitness guild.



Jason Chilton
VP Football Experience & Innovation

Jason is an experienced business strategist and entertainment media professional with a deep passion for football who currently heads the Football Experience and Innovation division of the Fan Controlled Football League.
He is working to ensure that the FCFL delivers a unique and compelling football entertainment product tailored

to both fan control and multi-platform digital consumption.

During FANchise's inaugural season with the Salt Lake Screaming Eagles, Jason led the Virtual Front Office initiative, which provided dedicated fans with hands-on experience in real-world football operations from player scouting to coaching and film breakdown. He also guided the development and execution of FANchise's groundbreaking Fan Play Calling System, which allowed fans worldwide to guide one of the league's top offenses by calling all of the Screaming Eagles' offensive plays through the FANchise mobile application. Jason also develops football analytics, strategy, and entertainment content as an author and interactive producer for SBNation, and prior to joining FANchise, he served as the Head of Content and Analytics for PocketGM, an innovative fantasy football startup.

Prior to his work in sports and sports entertainment, Jason served as a global strategy consultant for Bain & Company, ran media development strategy and production for multiple startups, served as a Digital Innovation Strategist for a leading pharmaceutical interactive marketing agency, and worked as a Valuation Manager for the asset management arm of Lone Star Funds, one of the world's most respected private equity firms. He is also a screenwriter and producer, with his inaugural feature film 'No Chance' recently gaining worldwide release.

Jason received both his undergraduate and graduate degrees from The University of Texas at Austin, earning dual degrees from the Plan II Liberal Arts Honors Program and the Honors Business Finance Program before returning to earn his MBA from the McCombs School of Business.



Shawn Liotta
Coach of the Fans

A veteran coach of 19 seasons at the professional, collegiate, and prep level, Shawn Liotta has earned a reputation as a consistent winner, recruiter, and promoter of professional indoor football. Liotta has served as a Head Coach and Director of Football Operations at the professional indoor level for nine seasons, cultivating a reputation as an offensive innovator and consistent winner. Liotta led the Explosion to back-to-back CIFL Championships from 2013-2014, including a 12-0 season in 2013 while compiling a 15-game winning streak. Liotta compiled a 60-27 record during his tenure in Erie and has led his teams to the playoffs in seven out of nine seasons as a professional Head Coach, compiling a 37-9 record at the Erie Insurance Arena.

Twice named a league Coach of the Year, his "video game offense" established 26 league or national records, and several of his former players have advanced to opportunities in the AFL, CFL and NFL. His teams established scoring records in three different leagues, including the all-time record for points scored in a single game (138) during the 2011 season. From 2011-2012, the Erie Explosion averaged over 70 points per game, and Coach Liotta directed the top-ranked offense in four different indoor football leagues, had two different first-year quarterbacks named a league MVP, and coached five different players to league MVP honors. Coach Liotta has coached five different quarterbacks to first-team All-League honors and has had three different quarterbacks named League MVP under his guidance. Liotta gained experience at the collegiate level at Duquesne University as the Running Backs coach from 2002-2004. During his tenure, the Dukes captured the 2002 and 2003 MAAC Championship and the 2003 NCAA Division IAA Mid-Major National Championship.

An in-demand football clinician, Liotta has educated football coaches across the United States and Canada on his record-setting offensive system, while serving on the editorial advisory board of American Football Monthly alongside coaching luminaries such as Mike Leach and Hal Mumme. Liotta has been a featured presenter at the Glazier Clinics, the Nike Coach of the Year Clinic, the Gulf Coast Clinic, and authored a top-selling DVD series through American Football Monthly. Liotta currently operates a consulting business where he teaches high school and college coaches in 28 states and three countries the secrets of his record-setting "No Huddle No Mercy" offensive system. Liotta is a 2002 graduate of Robert Morris University with a BSBA in Sports Management and resides in Lower Burrell, PA with his wife Allison and daughter Liliana.



Bryan Kirsch - Director of PR

Bryan has worked on developing and executing marketing communications strategies for more than a decade, partnering with leading consumer brands, individuals, and properties. Bryan prides himself on being on the front lines working with his clients to a strengthen their overall brand reputation within the marketplace from Fortune 500 companies to small businesses; providing senior-level counsel in achieving their business objectives and sustaining their communications goals.

Before co-founding Relative Consulting, Bryan played leadership roles at the top Global Public Relations firms in the world including Ketchum, Edelman, and Weber Shandwick. Bryan has led the creation and execution of a wide range of strategic communications initiatives, including global partnership marketing campaigns, product launches, and driving awareness for key client partners, including Russell Athletics, Spalding, Bank of America, Tostitos, PlayStation, Weight Watchers, Chase, IBM, MasterCard, Diageo (Guinness, Smirnoff, Crown Royal), Gillette, General Mills, Hyatt Hotels and Resorts, and Ask.com. His proficiency is rooted in sports and entertainment, and he has also helped integrate sports and lifestyle marketing communications programs into various professional sports leagues and associations, including NASCAR, the National Football League, Major League Baseball, and the Professional Golfers Association.

Today, with Relative Consulting, Bryan is using his expertise to help his current roster of client partners articulate their brand narrative in a way that excites and evokes action and emotion from its target audience.

Investors & Advisors



Andy Dolich
Former COO San Francisco 49ers

Andy brings over five decades of executive experience in the sports industry, including front office positions in the National Football League (NFL), Major League Baseball (MLB), National Basketball Association (NBA), and National Hockey League (NHL).

Dolich was responsible for the day-to-day business operations of the San Francisco 49ers (NFL), including sales, broadcasting, marketing, corporate partnerships, public relations, new media, and community relations. Dolich played a major role in the preliminary planning of the $1.4 billion Levi's Stadium in Santa Clara.

Prior to joining the 49ers, Dolich served as President of Business Operations for the Memphis Grizzlies (NBA) and led the business team in the planning and building of their new downtown arena, the FedExForum. Dolich worked with President of Basketball Operations Jerry West to get the Grizzlies into the NBA Playoffs three times and established a season ticket base of over 11,000.

In the 1980's and early 1990's, Dolich led the marketing and business resurgence of the Oakland Athletics (MLB). He helped change the face of sports team advertising through the Clio Award-winning "BillyBall" campaign and increased A's attendance average from 800,000 to 2.9 million, improving the season ticket base from 326 to 16,000. He created the A's business and marketing efforts during three consecutive World Series appearances.

At the start of his career, Dolich held executive positions with the Washington Diplomats (North American Soccer League), the Philadelphia 76ers (NBA), and the Washington Capitals (NHL).Dolich received his undergraduate degree in Government from American University and Masters in Sports Management from Ohio University. Dolich is a popular speaker and writer on issues facing the sports industry. He is an editorial contributor to the Sports Business Journal and the Ultimate Sports Guide, and was the "Sports Business Insider" for Comcast Sportsnet Bay Area.

Dolich teaches sports business at the Stanford's School of Continuing Education and Menlo College. He serves on a number of sports industry and community-invested boards and organizations, including the San Jose Sports Authority, the Northern California PGA Foundation, Accelerate Sports, Fan Compass, the Property Consulting Group, Pivot Marketing, Navigate Marketing, the Northern California Jewish Sports Hall of Fame, the Ohio University Sports Management Advisory Board, and the University of Central Florida's DeVos Sports Business Program Advisory Board.



Manish Jha
Former GM of Mobile, NFL

Manish is the founder and Executive Chairman of the Silvermine group of companies. He has spent over two decades in the media business, serving as general manager of business units for large companies like the NFL and ESPN, and as CEO and President of smaller companies like Vantrix, SkyWeaver, and Tremor Video. Most recently, Mr. Jha was President of Publisher Platforms at Tremor Video, where he oversaw the publisher business, successfully launching and rapidly growing the company's programmatic SSP platform. Prior to Tremor, he served as the General Manager of Mobile at the National Football League, where his team developed industry-leading freemium applications for smartphones and tablets. Previously, Manish served as the President and CEO of SkyWeaver, Inc, a social and interest graph-based targeting company, and as CEO of Vantrix, a video technology company.

Manish started his career at ESPN, where he served in various capacities, including as Senior Vice President and General Manager of Mobile and as SVP/GM of Emerging Media, where he launched innovative services like ESPN3. He has received numerous industry accolades for his leadership, including being named one of the "50 most influential people in streaming and technology" by Streaming Magazine, one of the "CableFax 100" by CableFax magazine, a "Who's Who in Mobile" by The Hollywood Reporter, one of the most influential sports technology executives of the decade by The Sports Business Journal, and one of the 25 most influential South Asian Executives in media in the US by Korn Ferry and the IFFLA. Manish is also active as an angel investor, advisor, and board member with a number of startups.

Mr. Jha is a graduate of Colgate University, where he received a Bachelor of Arts degree in Philosophy and Religion. He has also participated in a variety of executive education programs at Harvard, MIT, UCLA, and other leading institutions.



Mark Irace
Former Chief Marketing Officer, Fanduel

Mark Irace brings three decades of senior marketing leadership with a track record of building direct-to-consumer businesses in a wide variety of industries, including sports, gifting, flowers, food, publishing, healthcare, and a variety of general ecommerce and CPG companies.

Mark was most recently at FanDuel, where he joined as Chief Marketing Officer in February 2013. Irace oversaw all customer acquisition, customer retention, team and league sponsorships, brand, content, PR, and consumer insights. As CMO of FanDuel, he oversaw all team and league deals, including their partnership with the National Basketball Association (NBA) and the sponsorship of 32 professional teams in both the National Basketball Association and the National Football League (NFL).

During Mark's four years, FanDuel's revenue grew from $5M to $160M, with $1.5 Billion in annual player payouts. Under Mark's leadership, FanDuel had a cost-to-acquire that was half that of their competition, better retention rates, and less expensive / more efficient team and league deals. Irace also lead a renewed brand launch in 2016.

Prior to joining FanDuel, Mark spent 13 years at Provide Commerce (ProFlowers, Shari's Berries, Cherry Moon Farms, and Personal Creations), starting with ProFlowers at launch in March of 1999. As VP of Marketing for ProFlowers, Mark drove rapid growth from a startup to profitability, with revenues growing from $1M to $70M in four years. Provide Commerce went public in 2003,sold to Liberty Media in 2006 for $477 million, and later sold to FTD in 2014. Mark was named General Manager of the Gourmet Food division in 2006 and ran the brands of Shari's Berries, Cherry Moon Farms, and Uptown Prime. Under Mark's leadership, the food division experienced a rapid revenue increase and achieved profitability, growing from $7M to $75M in revenue in fewer than five years.

Prior to joining Provide Commerce, Mark worked in direct response, developing domestic and international mailing strategies across the US, Europe, and Latin America.

He currently serves on the board of four e-commerce, marketing, and sports businesses. He is also a mentor at two startup accelerators, including Amplify LA and The Los Angeles Dodgers. Mark currently serves as interim CMO at The Bouqs Co. and consults a variety of other top-tier businesses. Mark holds an MBA from the University of San Diego and a BS in Marketing from Miami University.



Matt Wolf
Vice President, Entertainment & Strategic Alliances, The Coca-Cola Company

As Vice President of Entertainment & Strategic Alliances for The Coca-Cola Company, Matt is responsible for the Company's entertainment marketing strategy and related partnership alliances across the brand portfolio. In this role, he identifies opportunities to authentically integrate the Company's brands and products into music, gaming, film, fashion, and influencer culture to generate meaningful consumer value and business growth.

Matt joined Coca-Cola in 2013 as Global Head of Gaming, where he was responsible for creating and implementing the Company's gaming strategy, including social media, experiential activations, and innovative brand partnerships with Riot Games' League of Legends, Electronic Arts' FIFA Franchise, and Ubisoft's Just Dance, among others.

With over two decades of development and marketing experience in the entertainment industry, Matt has helped shape the way consumers interact with content, brands, and entertainment. His work history includes roles at Electronic Arts, Sega Entertainment, and D20, as well as serving as an advisor to Riot Games. Matt has won a Primetime Emmy Award, and his work has been recognized by Cannes, the Webby Awards, and SXSW. He resides in Manhattan Beach, CA with his wife Tania and twin boys Wyatt and Jake.



Steve Adler
Former Director of Mobile Technology, NFL

Steve is a serial entrepreneur with over thirty years of high technology/media/software development industry experience. He is currently the CTO of an unnamed stealth-mode startup in Hollywood that is preparing to launch a transformational consumer service in the TVOD space.

Steve previously served as Director of Mobile Technology for the NFL, where he was responsible for developing the NFL Mobile app, building cloud-based, scalable data and media services related to the app, and architecting digital video delivery for the entire NFL Digital Media Group.

As VP Business Development for OpenPeak, Steve was responsible for implementing and operating all aspects of the company's global application and developer ecosystem. As a Founder and VP of Business Development at Chumby Industries, he was responsible for global business and market development, as well as driving and managing IP strategy.

Steve has held a variety of executive leadership, technology, and business development roles, including co-founder and CTO of Kablink.com, one of the first social media photo sharing services, and CEO of Torrey Pines Group, a strategic technology and business services firm. Steve is the co-author of 13 patents in the connected device and mobile apps space and serves as an Industry Leader for Pacific Crest Mosiac. Steve received his B.A. cum laude in Biology and an M.S. in Computer Science from University California, San Diego.



Chuck Taylor
Senior Director of Innovation at Caesars Entertainment

Mr. Taylor is an experienced entrepreneur, investor, and advisor in the sports media space and currently runs experiential gaming and entertainment technology strategy for Caesars Entertainment. He has spent over a decade working in the consumer media, social networking, and ecommerce sectors, first as a Director at Yahoo and later as a C-level executive at multiple venture-backed companies in Silicon Valley. He also advises multiple sports media companies on digital strategy, including Sports Byline, which pioneered the nationwide sports talk show format in the US.

Prior to his work in high-tech, Mr. Taylor served as a global strategy consultant for Bain & Company, led the recreational marine insurance business for Progressive Insurance, and ran consumer product manufacturing operations for Procter & Gamble. Most notably, he guided the growth of Progressive's marine insurance business to a Top Three position in the US with over $7B in assets insured, becoming the first marine insurer to bind coverage on the web. Mr Taylor was selected by the national property and casualty insurance industry to testify in multiple state legislatures on behalf of the industry regarding the efficacy of risk-underwriting practices.

Mr. Taylor currently serves as Senior Director of Innovation at Caesars Entertainment, where he leads the creation of experiential eSports, gaming, and entertainment products using mobile interactive, 4D immersive, virtual-reality, and augmented-reality technologies. He also manages the company's gaming and entertainment technology accelerator program. Within the casino resort sector, has also served at the Las Vegas Sands, where he led loyalty gamification and mobile/social marketing initiatives globally, with particular focus on China, Southeast Asia, and Macau.

Mr. Taylor is a graduate of Harvard University, from where he received a MBA, and a graduate of Cornell University, from where he received a Masters of Engineering and a Bachelors of Engineering. He specialized in lean manufacturing and wrote his Masters' thesis on supply chain optimization using stochastic simulation. He has also participated in a variety of education programs at Stanford University.



Steven Nerayoff
Chief Strategist - Ethereum | Alchemist Ventures, Bancor, Lisk

Steven is an investor, founder, venture capitalist and prolific entrepreneur. His experience includes the formation and operation of several companies in Silicon Valley as well as New York City. He is the founder and CEO of Maple Ventures, a Venture Capital firm primarily focused on emerging technologies including blockchain-based payment systems, consumer focused internet startups, and socially conscious organizations.



Jeff Pulver
Father of VOIP | Vonage Founder & CEO

Jeff is an Internet pioneer, VoIP expert, entrepreneur, investor, strategist, astrophotographer, speaker, and futurist. Jeff helped shape the worldwide market acceptance of VoIP. He is the founder and co-founder of numerous startups including VON and Vonage. He is a veteran of the tradeshow industry; producer, host, and curator of events; someone who lives on Instagram (jeffkenipulver).

Known as a globally renowned thought leader, in 1995 Jeff defined "VON" to stand for Voice/Video on the Net. From 1997 to 2008 he hosted/produced the VON Conferences. In 2009 started the #140conf events. His work in Washington is the reason services like: FaceTime, Messenger, WhatsApp and Skype are free. He has influenced the creation of numerous other startups.



Galia Benartzi
Bancor Co-founder & Business Development

Venture-backed technology entrepreneur for over ten years. Co-founder and VP Biz Dev at Mytopia, Particle Code and AppCoin. EIR at Trinity Ventures. Venture Partner at Founders Fund. Galia has an M.A. in International Monetary Theory and is passionate about blockchain's promise to increase access to opportunity globally.



Eyal Hertzog
Bancor Co-founder & Product Architect

Venture-backed technology entrepreneur for over 20 years. Founder of MetaCafe, Israel's fastest growing video sharing site reaching over 50m uniques at its peak. Previously, Eyal founded Contact Networks, one of the first social networks, in 1999. Eyal has been an outspoken thought-leader on cryptocurrency globally and is a talented piano and bass musician.

Legal Counsel



Margaret Rosenfeld
Partner, Smith Anderson
Research Triangle Park

Margaret Rosenfeld has corporate and securities law experience both within the United States and internationally. She leads Smith Anderson's International Law and Blockchain Technology practices. Her practice includes blockchain and digital currency projects, public offerings and private placements of securities for issuers and investment funds, public company reporting, corporate governance, corporate investigations (internal and government such as SEC, DOJ and OIG), mergers and acquisitions, and intellectual property protection and licensing as well as general corporation representation.

Before joining Smith Anderson in 2001, Margaret practiced corporate, finance and securities law with Freshfields Bruckhaus Deringer in London and Frankfurt, and with Paul, Weiss, Rifkind, Wharton & Garrison in Tokyo. Since December 2013, Margaret has served as an Honorary German Consul, which is a joint diplomatic appointment by the U.S. State Department and the Federal Republic of Germany that allows her to give back to the community by helping Germans located within the United States.

Her Philosophy is that the law should not be the tail that wags the dog (but don't forget it is part of the dog). Constructing creative ways to do what no other business has done is what keeps me going. Currently active with all entities that are exploring the digital currency economy and blockchain tech. Live for innovation and hate buzzwords.

Smith Anderson is a law firm based in the Research Triangle Park, or RTP region of North Carolina, which is continually birthing new companies that we work with from start-up to middle market company to IPO (or sale) and beyond. Being the largest and oldest (100 years+) business law firm in the Research Triangle has allowed our lawyers to sharpen and hone our skills supporting the many emerging businesses that have grown out of UNC, Duke and NC State (yes, these universities form the "Research Triangle") and the Fortune 500 companies some of them have become. Our experience in the legal laboratory of the Research Triangle has been the key to our firm successfully representing companies throughout the United States and globally.

For companies without any in-house lawyers, my role typically is a proactive legal and risk management adviser to management and the Board of Directors akin to a general counsel. For companies with an in-house general counsel, my role typically is to serve as the primary relationship with the general counsel for brainstorming legal issues, corporate governance puzzles and risk management discussions as well as managing the firm lawyers in specialty areas advising the company.

Roadmap and Timing

The roadmap below provides a view of both where we came from and where we are heading. It's been a long journey to get here, yet it feels like we're just getting started.

- Proof-of-Concept Stage by PTFI
  - October 2015 - Approved for a new franchise in the Indoor Football League.
  - November 2015 - Began building the traditional technology application / platform.
  - February 2016 - First fan vote to decide the host city for the team.
  - April 2016 - Announced Salt Lake City was chosen by fans as the host city.
  - June 2016 - Completed successful IndieGoGo campaign from more than 2,000 fans.
  - October 2016 - Beta app and website launch
  - December 2016 - Real time play calling functionality launched and tested
  - January 2017 - Finalized an agreement with Sports Illustrated to cover the Screaming Eagles for the 2017 season
  - February 2017 - First fan-run football game in history played at the Maverik Center
  - March 2017 - Finalized an agreement with Amazon's Twitch to stream the Screaming Eagles remaining home games on Twitch.tv/InteractiveFootball and integrate real time play calling into Twitch chat
  - April 2017 - Fans vote "NO" to Greg Hardy being signed by the team
  - June 2017 - Last Screaming Eagles game - fans knock Spokane Empire out of the playoffs by calling a winning TD pass on last play of the season

- FCFL
  - Q3 2017
    - Official formation of the FCFL,
    - Acquisition of intellectual property rights from proof-of-concept company
    - Media partner negotiations, production partner negotiations, agency partner negotiations, development of FAN token

- Projected Future Timetable
  - Q4 2017
    - Sign agreements with streaming media partner, production partner, and agency partner.
    - Finalize token generation event details, white paper, and website.
    - Complete FAN token and smart contract development.
    - Complete FAN token public presale.
  - Q1/2 2018 - Token generation event, choose location for FCFL Production Arena and begin buildout, hire league staff, and host tryouts
  - Q2 2018 - Complete integration with media partner, host inaugural player camp, host fan-run draft, Inaugral FCFL season begins

- Q3 2018 - Inaugural FCFL season ends
- Q4 2018 and Beyond - Continued platform improvement, potentially add new teams to the FCFL, potential licensing of the platform to other teams/leagues, and potential to build new fan-run leagues in baseball and cricket.

Disclaimer:

This White Paper is for information purposes only. FCFL does not make and expressly disclaims all representations and warranties, express, implied statutory or otherwise, including but not limited to: (1) warranties of merchantability, fitness for a particular purpose, suitability, usage, title or non-infringement, (2) that the contents of this White Paper is free from error, and (3) that such contents will not infringe third-party rights. FCFL, its affiliates and its advisors shall have no liability for damages of any kind arising out of the use, reference to, or reliance on this White Paper or any of the content contained herein. In no event will FCFL, its affiliates or advisors be liable to any person or entity for any damages, losses, liabilities, costs or expenses of any kind, whether direct or indirect, consequential, compensatory, incidental, actual, exemplary, punitive or special for the use of, reference to, or reliance of this White Paper.

EXHIBIT E

Form of SAFT

NOTICE TO RESIDENTS OF THE UNITED STATES AND "U.S. PERSONS"

THE OFFER AND SALE OF THIS SECURITY INSTRUMENT HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED WITHIN THE UNITED STATES OR TO A "U.S. PERSON" (AS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

NOTICE TO RESIDENTS OF CANADA

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

NOTICE TO RESIDENTS OF CHINA

THE RIGHTS ARE NOT BEING OFFERED OR SOLD AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, WITHIN THE PEOPLE'S REPUBLIC OF CHINA (FOR SUCH PURPOSES, NOT INCLUDING THE HONG KONG AND MACAU SPECIAL ADMINISTRATIVE REGIONS OR TAIWAN)

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

IN THE UNITED KINGDOM THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT (AND ANY INVESTMENT ACTIVITY TO WHICH IT RELATES WILL BE ENGAGED ONLY WITH): (i) INVESTMENT PROFESSIONALS (WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 AS AMENDED (THE "**FPO**")); (ii) PERSONS OR ENTITIES OF A KIND DESCRIBED IN ARTICLE 49 OF THE FPO; (iii) CERTIFIED SOPHISTICATED INVESTORS (WITHIN THE MEANING OF ARTICLE 50(1) OF THE FPO); AND (iv) OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS").

THIS DOCUMENT HAS NOT BEEN APPROVED BY AN AUTHORIZED PERSON. ANY INVESTMENT TO WHICH THIS DOCUMENT RELATES IS AVAILABLE ONLY TO (AND ANY INVESTMENT ACTIVITY TO WHICH IT RELATES WILL BE ENGAGED ONLY WITH) RELEVANT PERSONS. THIS DOCUMENT IS DIRECTED ONLY AT RELEVANT PERSONS AND PERSONS WHO ARE NOT RELEVANT PERSONS SHOULD NOT TAKE ANY ACTION BASED UPON THIS DOCUMENT AND SHOULD NOT RELY ON IT. IT IS A CONDITION OF YOU RECEIVING AND RETAINING THIS DOCUMENT THAT YOU WARRANT TO COMPANY, ITS DIRECTORS, AND ITS OFFICERS THAT YOU ARE A RELEVANT PERSON.

FAN TOKENS a product of **FANCHISE LEAGUE COMPANY, LLC,**
D/B/A PROJECT FANCHISE AND THE FAN CONTROLLED FOOTBALL LEAGUE (FCFL)

SAFT
(Simple Agreement for Future Tokens)

THIS SIMPLE AGREEMENT FOR FUTURE TOKENS ("**SAFT**") CERTIFIES THAT in exchange for the payment by the undersigned purchaser (the "**Purchaser**") of the Purchase Amount (as defined herein), Fanchise League Company, LLC, d/b/a Project Fanchise and the Fan Controlled Football League (FCFL), a Delaware limited liability company ("**Company**"), hereby issues to Purchaser the right (the "**Right**") to receive certain units of FAN Tokens (as defined below), subject to the terms set forth below. This offering is made pursuant to the Offering Documents (as defined below),

1. **Definitions.** Additional defined terms not defined throughout the SAFT are:

    a. "**Bonus Percentage**" is 25%, expressed as 0.25 for purposes of any mathematical calculations in this SAFT.

    b. "**Dissolution Event**" means: (i) a voluntary termination of operations of Company; (ii) a general assignment for the benefit of Company's creditors, (iii) any other liquidation, dissolution or winding up of Company, or (iv) the failure of Company to hold a Token Sale within one (1) year of January 1, 2018.

    c. "**ETH**" is the symbol for the cryptocurrency Ethereum.

    d. "**ETH Exchange Rate**" means the exchange rate into ETH from any other currency in effect on the Global Digital Asset Exchange (GDAX) at the time this SAFT is executed as set forth on Exhibit A.

    e. "**FAN Tokens**" are the tentative brand name for the future cryptographic public utility tokens to be sold by Company in its Token Sale as described in Company's White Paper (as defined below). Purchaser agrees that Company may in its sole discretion approve a different brand name for its cryptographic public utility tokens before the close of its Token Sale and that this SAFT shall apply to such re-branded FAN Tokens. All references to "FAN Tokens" in this SAFT shall be automatically amended with the re-branded name approved by Company.

    f. "*Offering Documents*" shall mean the White Paper (as defined below), this SAFT and (1) with respect to any Purchaser purchasing a Right pursuant to the offering being conducted under Regulation CF under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Regulation CF Crowdfunding Offering**"), the Form C and all exhibits thereto as filed with the Securities and Exchange Commission by Company and previously delivered to such Purchaser, and (2) with respect to all other Purchasers, the offering placement memorandum previously delivered to such Purchasers.

g. "**OFAC Regulations**" means individual-specific sanctions programs or regulations implemented by the U.S. Office of Foreign Asset Control.

h. "**Purchase Amount**" is the total purchase amount in U.S. Dollars set forth on the signature page of this SAFT and to be paid by Purchaser to Company upon execution of this SAFT for the Right to buy FAN Tokens in the Token Sale. The value of the Purchase Amount shall be deemed to be denominated in U.S. Dollars whether Purchaser pays in fiat (i.e., non-cryptocurrency), ETH or Bitcoin, valued at the applicable exchange rate at the time, which, for ETH or Bitcoin, means the price of ETH or Bitcoin on the Global Digital Asset Exchange (GDAX) at the time this SAFT is executed. If the Purchase Amount is not received within 24 hours of counter-execution and delivery of this SAFT by Company, Company reserves the right to void this SAFT and refuse to accept Purchaser's purchase of the Right.

i. "**Token Price**" is the price per FAN Token set by Company for the Token Sale, which is anticipated to be denominated in ETH and shall be no more than U.S. ten cents per FAN Token.

j. "**Token Sale**" is the future cryptographic utility token *bona fide* sale of FAN Tokens by Company to the general public in a publicized product launch with definitive terms and conditions to be set forth at that time.

k. "**White Paper**" means the disclosure document previously provided to Purchaser by Company which describes the proposed business of Company, the proposed Token Sale and the proposed FAN Tokens.

2. **Events.**
   a. Closing of Token Sale. If there is a closing of the Token Sale before the expiration or termination of this SAFT, upon such closing:

      i. Purchaser's Right shall automatically be deemed to be exercised without any further action upon the part of Purchaser and Company will issue to Purchaser a number of units of the FAN Token equal to:

         (The Purchase Amount *divided by* the ETH Exchange Rate) *multiplied by* (The Bonus Percentage plus 1.00) divided by The Token Price

Company shall issue the FAN Tokens to Purchaser as soon as reasonably possible following the closing of the Token Sale but in any case no later than six weeks after the closing of the Token Sale.

    ii. Purchaser's Right will extinguish upon the automatic exercise described above under Section 2(a)(i) above.

b. <u>Dissolution Event</u>. If there is a Dissolution Event before this SAFT expires or terminates, Company will pay an amount equal to the Purchase Amount, due and payable to Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of assets of Company to equity holders in Company. If immediately prior to the consummation of a Dissolution Event, the assets of Company legally available for distribution to Purchaser and all other holders of Rights (the "**Right Holders**"), as determined in good faith by Company's board of directors, are insufficient to permit payment to the Right Holders of their respective Purchase Amounts, then the entire assets of Company legally available for distribution will be distributed with equal priority and *pro rata* among the Right Holders in proportion to the Purchase Amounts they would otherwise be entitled to receive under this Section 2(b).

c. <u>Termination</u>. This SAFT will expire and terminate (without relieving Company of any obligations arising from a prior breach of or non-compliance with this SAFT) upon either:

    i. The issuance of FAN Tokens to Purchaser pursuant to Section 2(a), or
    ii. The payment, or setting aside for payment, of amounts due to Purchaser pursuant to Section 2(b).

3. **<u>Company Representations</u>.**

a. Company is duly formed and validly existing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by Company of this SAFT is within its power and has been duly authorized by all necessary actions of Company. This SAFT constitutes a valid, legal and binding obligation of Company, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application to or affecting the enforcement of creditors' rights generally and general principles of equity.

c. To the knowledge of the officers of Company, Company is not in violation of (i) its current Certificate of Formation or Limited Liability Company Agreement, (ii) any material statute, rule or regulation applicable to it, or (iii) any material indenture or contract to which Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on Company.

d. The performance and consummation of the transactions contemplated by this SAFT do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to Company, (ii) result in the acceleration of any material indenture or contract to which Company is a party or by which it is bound, or (iv) result in the creation or imposition of any lien upon any property, asset, or revenue of Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to Company, its business or operations.

e. No consents or approvals are required in connection with the performance of this SAFT, other than (i) Company's corporate approvals, and (ii) any qualifications or filings under applicable law, including securities law filings.

f. To the knowledge of its officers, Company owns or possesses (or can obtain on commercially reasonably terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with or infringement of the rights of others.

4. **Purchaser Representations, Warranties and Covenants.**

a. Purchaser has full legal capacity, power and authority to execute and deliver this SAFT and to perform his/her/its obligations hereunder. If Purchaser is an individual, Purchaser is at least 18 years old and is of legal age to enter into this SAFT in the jurisdiction in which s/he resides. This SAFT constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. Purchaser has been advised that this SAFT is a security and that the offers and sales of this SAFT have not been registered under any federal, state, local or foreign jurisdiction's securities laws, and therefore, this SAFT cannot be resold except in compliance with the applicable federal, state, local or foreign jurisdiction's laws. Purchaser is purchasing this SAFT for his/her/its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. Purchaser has such knowledge and experience in technology, financial and business matters that Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

c. Purchaser acknowledges that s/he/it has had access, during the course of the transactions and prior to its purchase of the Right under this SAFT, to all such information as s/he/it deemed necessary or appropriate (to the extent Company possessed such information or could acquire it without unreasonable effort or expense) and that s/he/it has had, during the course of the transactions and prior to its purchase of the Right, the opportunity to ask questions of, and receive answers from, Company concerning the terms and conditions of the transactions contemplated by this SAFT and to obtain additional information (to the extent Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to Purchaser or to which Purchaser had access. Purchaser agrees and acknowledges that s/he/it has had an opportunity to review the proposed functionality and code of the FAN Token and has read and understood Company's materials describing Company and the FAN Token, including Company's White Paper and the non-exhaustive indicative list of risk factors contained in the Offering Documents, potential Token Sale, Company's developing platform and this SAFT. The foregoing, however, does not expand or modify the representations and warranties of Company in Section 3 of this SAFT.

d. Purchaser has complied with all applicable import, re-import, export, re-export control, anti-money laundering laws, regulations guidance and programs, including the Export Administration Regulations, International Traffic in Arms Regulations, the USA Patriot Act of 2001, the Bank Secrecy Act and OFAC Regulations or similar governmental laws or regulations in other countries. Purchaser is solely responsible for compliance related to its purchase of the Right.

e. Purchaser has accurately completed the purchaser questionnaire attached as Schedule 1 to this SAFT and agrees to provide Company with any information requested by it in order to confirm his/her/its purchaser suitability, including but not limited to financial information and residency information and any information required by applicable "know your customer" or "anti-money laundering" laws and regulations, as they may be promulgated from time to time.

f. Purchaser has such knowledge, skill and experience in business, financial and investment matters that Purchaser is capable of evaluating the merits and risks of an investment in the Rights under the SAFT. With the assistance of Purchaser's own professional advisors, to the extent that Purchaser has deemed appropriate, Purchaser has made his/her/its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Right under the SAFT and the consequences of this SAFT. Purchaser has considered the suitability of the Right under the SAFT as an investment in light of his/her/its own circumstances and financial condition and Purchaser is able to bear the risks associated with an investment in the Right under the SAFT and his/her/its authority to invest in the Right under the SAFT.

g. Purchaser acknowledges that s/he/it is not relying on (and will not at any time rely on) Company, any affiliate of Company, any representative of any of the foregoing, or any other person, firm or corporation in making his/her/its decision to enter into this SAFT and to purchase the Right under this SAFT, it being understood that information and explanations related to the terms and conditions of the Right under the SAFT and the

Offering Documents shall not be considered investment advice or a recommendation to purchase the Right under the SAFT. Purchaser confirms that Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Right under the SAFT or (ii) made any representation to Purchaser regarding the legality of an investment in the Right under the SAFT under applicable legal investment or similar laws or regulations. In deciding to enter into the SAFT and to purchase the Right under the SAFT, Purchaser is not relying on the advice or recommendations of Company and Purchaser has made its own independent decision that the investment in the Right under the SAFT is suitable and appropriate for Purchaser.

h. Purchaser represents that s/he/it is not a citizen or resident of, not located in or have a primary residence or domicile in the People's Republic of China, in a country subject to sanctions under OFAC Regulations, a person subject to sanctions under OFAC Regulations or in any jurisdiction in which access to or use of cryptocurrency or digital tokens is prohibited by law, decree, regulation, treaty or administrative act.

i. Purchaser does not intend to hinder, delay or defraud Company or any other holders of Rights or eventual FAN Tokens or engage in any illegal conduct or unlawful activity in relation to money laundering, receiving the proceeds of drug trafficking or terrorist activities or receiving the proceeds of criminal activities, terrorist activities or trading with such countries as might from time to time be subject to any embargo imposed by the Security Council of the United Nations, the European Union, the United States or in any other place in the world.

j. Purchaser will not and may not assign or transfer this SAFT (including by operation of law, by merger or otherwise) or sell, delegate or sublicense any of its Rights under this SAFT without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws.

k. Purchaser understands that Purchaser has no right against Company or any other Person except in the event of Company's breach of this SAFT or intentional fraud. PURCHASER AGREES THAT COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS SAFT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO COMPANY PURSUANT TO THIS SAFT. NEITHER COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS SAFT.

l. Purchaser agrees and acknowledges that other than the right to use a FAN Token as a means to enable usage of and interaction with and within Company's platform, applications and website, that the FAN Token underlying this Right will not grant Purchaser any:

      i. ownership rights in Company;
      ii. return on investment from a future issuance of a FAN Token;
      iii. profit or passive income from holding a FAN Token; or
      iv. any other express or implied rights, including without limitation any intellectual property rights, income, profit, dividend, capital equity, royalties, or any economic, governance, decision-making or voting rights related to Company or any other entity in a corporate capacity.

m. Purchaser agrees and acknowledges that Company may establish an Issuing Entity for the FAN Token and all rights and obligations of Company under this SAFT may be assigned to the Issuing Entity.

n. **Purchaser agrees and acknowledges that if s/he/it is sending the Purchase Amount using cryptocurrency rather than fiat:**
      i. **s/he/it may not send any portion of the Purchase Amount directly from a wallet public address that is provided by a cryptocurrency exchange service provider;**
      ii. **her/his/its wallet public address can technically support ERC20 tokens;**
      iii. **s/he/it is responsible for ensuring that the wallet public address listed on the signature page to receive FAN Tokens is fit to receive FAN Tokens and handle any return or refund functions, which are ERC20 tokens; and**
      iv. **any failure to comply with these requirements may lead to loss of all or a portion of the Purchase Amount.**

5. **Taxes; Indemnification.** Purchaser shall pay all applicable taxes and duties, including without limitation any value-added tax and sales tax that may arise in connection with its purchase of the Right under this SAFT and its exercise of the Right for FAN Tokens ("**Purchaser Taxes**"). Purchaser shall provide Company with any information it reasonably requests to determine whether Company is obligated to collect taxes from Purchaser. Purchaser to the fullest extent permitted by law will indemnify, defend and hold harmless Company, its affiliates and its and their respective officers, directors, employees and other representatives from any claims, damages, losses, liabilities, penalties, fines, costs and expenses (including reasonable attorneys' fees) arising out of or relating to any third party claim concerning this SAFT, including without limitation any claims related to Purchaser Taxes.

6. **Security and Data Privacy.**

a. Purchaser shall provide true and complete information to Company in relation to his/her/its identity as well as such other information as Company may reasonable request from time to time. Such information may include personal data as defined under the data protection laws of various jurisdictions. Personal data shall be processed in accordance with this SAFT and Company's privacy policy, as amended from time to time and as posted on its website.

b. Purchaser will implement reasonable measures designed to secure any device connected to the email address associated with his/her/its account or private keys required to access any cryptocurrency account or wallet and its username, password, login or other identifying credentials. In the event Purchaser is no longer in possession of a device connected with its account, his/her/its private keys or not able to provide his/her/its login, password or other identifying credentials, Company may, in its sole discretion, and only if it is able, grant access to Purchaser's account to any person providing additional credentials to Company. Company reserves the right to determine the additional credentials required, which may include a sworn, notarized or apostilled statement of identity.

c. Purchaser will provide to Company, upon its request, any information that it deems necessary to maintain compliance with any federal, state, local, domestic or foreign law, regulation or policy. Purchaser acknowledges that failure to provide any such requested information to Company allows Company to refuse to issue the Right or FAN Tokens to Purchaser until the requested information has been provided and Company has determined it is permissible to issue the Right and/or FAN Tokens to Purchaser. Purchaser shall not be entitled to a refund of its Right and no FAN Tokens shall be issued to Purchaser if s/he/it refuses to provide information requested pursuant to this Section 6(c) or if the information provided indicates that a refund of its Right may be a violation of law under the laws of any applicable jurisdiction.

d. This SAFT may be terminated by Company in the event that it becomes aware that Purchaser's crypto-wallet or identify information discloses any risk of crime, fraud, money laundering or other significant risk factors or that there have been misrepresentations made by Purchaser. Purchaser is aware that applicable law may not allow Company to return the Purchase Amount to Purchaser in the event of this type of termination of the SAFT.

e. Company may use aggregate statistical information about Purchaser's activity on Company's platform, applications or website for marketing or any other purpose. Company may use Purchaser's internet protocol address to verify Purchaser's purchase of the Right and FAN Tokens. However, Company will not release Purchaser's personal information to any third party without Purchaser's consent, except as not prohibited by law or as set forth in this SAFT or its privacy policy, as amended from time to time and as posted on its website. Company's privacy policy (as amended from time to time) is hereby incorporated into and made part of this SAFT.

7. **Miscellaneous.**

a. If any provision of this SAFT shall be unlawful, void or for any reason unenforceable, then that provision shall be deemed severable from this SAFT and shall not affect the validity and enforceability of the remaining provisions of this SAFT.

b. This SAFT shall be governed by, construed and interpreted in accordance with the laws of the State of Delaware; provided, however, if an Issuing Entity is established and this SAFT is assigned to the Issuing Entity by Company, the laws of the State of

Delaware shall be replaced with the laws of the Issuing Entity's jurisdiction of formation ("the **New Jurisdiction**"). Any and all claims, controversies and causes of action arising out of or relating to this SAFT, whether sounding in contract, tort or statute, shall be governed by the laws of the State of Delaware or the New Jurisdiction, as applicable at the time, including its statutes of limitations, without giving effect to any conflict-of-laws or other rule that would result in the application of the laws of a different jurisdiction. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this SAFT. Purchaser irrevocably agrees that the Delaware Chancery Court (or, only if the Delaware Chancery Court declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware (the Delaware Chancery Court and all other such Delaware courts, the "**Delaware Courts**")) shall have exclusive jurisdiction with respect to any and all claims, controversies and causes of action arising out of or relating to this SAFT, whether sounding in contract, tort or statute, and Purchaser waives any objection to proceedings in such courts on the grounds of venue or on the grounds that proceedings have been brought in an inconvenient forum; provided, however, if an Issuing Entity is established and the SAFT is assigned to the Issuing Entity by Company, the Delaware Courts shall be replaced with the courts of the New Jurisdiction. Nothing in this clause shall limit Company's right to take proceedings against Purchaser in any other court of competent jurisdiction, nor shall the taking of proceedings in any one of more jurisdictions preclude the taking of proceedings in other jurisdictions, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

c. Each party agrees that such party has not relied on any representation, warranty or provisions not explicitly stated in this SAFT or the Offering Documents, and that no oral or written statement has been made to either party that in any way tends to waive any of the terms or conditions of this SAFT or the disclosures set forth in the Offering Documents. This SAFT constitutes the final written expression of the entire SAFT between the parties relating to the subject matter hereof, and it is a complete and exclusive statement of the terms and conditions of this SAFT. In the event there is a conflict between this SAFT and any other agreements between Purchaser and Company, this SAFT shall take precedence unless such additional terms expressly reference variation to this SAFT.

d. Any notice required or permitted by this SAFT will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

e. Purchaser is not entitled, as a holder of this SAFT, to vote or receive dividends or be deemed the holder of capital stock of Company for any purpose, nor will anything contained herein be construed to confer on Purchaser, as such, any of the rights of a stockholder of Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

f. This SAFT sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them. This SAFT is one of a series of similar SAFTs entered into by Company from time to time. Any provision of this SAFT may be amended, waived or modified only upon the written consent of Company and the holders of a majority, in the aggregate, of the Purchase Amounts paid to Company with respect to all SAFTs outstanding at the time of such amendment, waiver or modification.

g. This SAFT may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts are to be construed together and shall constitute one agreement. This SAFT and any signed agreement or SAFT entered into in connection with this SAFT or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), or other commercially reasonable transmission method shall be treated in all manner and respects as an original agreement or SAFT and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or SAFT, each other party hereto or thereto agrees to, and must, re-execute original forms thereof and deliver them to all other parties.

THE NEXT PAGE IS THE SIGNATURE PAGE.

IN WITNESS WHEREOF, the undersigned have caused this SAFT to be duly executed and delivered.

FANCHISE LEAGUE COMPANY, LLC

By:_____

Sohrob Farudi
Chief Executive Officer

Address:

_____

_____

Email: sohrob@fanchi.se

PURCHASER:

By:_____

Name: _____

Title:_____

Email:_____

Cell:_____

Address:_____

Total Purchase Amount in U.S. Dollars (minimum of $500): _____

For Company tracking purposes, please complete the table below to indicate sources of the Total Purchase Amount.

Wallet Public Addresses	Purchase Amount Contributed From Each Wallet (Denominated in U.S. Dollars)
Total Wallet Sources of Purchase Amount:	

Other Sources of Purchase Amount (U.S. Dollars or Bitcoin)	Purchase Amount Contributed From Other Sources (Denominated in U.S. Dollars)
Total Other Sources of Purchase Amount:	

Please provide a wallet public address at which to receive FAN Tokens from the Token Sale (if not provided at time of SAFT execution, must be provided to Company before automatic exercise of the Right under the SAFT):

Wallet Public Address at Which to Receive FAN Tokens	

ESTIMATED FAN TOKENS (assumes a U.S. ten cents per Fan Token Fan Token Price)	
ETH Exchange Rate	
Estimated Purchased FAN Tokens	
Estimated Bonus FAN Tokens	
Estimated Total FAN Tokens	

Schedule 1

PURCHASER SUITABILITY QUESTIONNAIRE

Full Name of Purchaser: _____

   The information contained herein is being furnished to Fanchise League Company, LLC d/b/a Project Fanchise, a Delaware corporation, ("**Company**"), to enable it to determine whether the undersigned is a suitable Purchaser under the Simple Agreement for Future Tokens (the "**SAFT**") with Company. Terms not defined in this questionnaire are as defined in the SAFT. Upon completion of this Questionnaire, Company may request additional information from Purchaser in order to confirm its purchaser suitability, including but not limited to financial information and residency information and any information required by applicable "know your customer" or "anti-money laundering" laws and regulations, as they may be promulgated from time to time.

1. **Purchaser must be able to verify the accuracy of each of the following statements by checking the box next to each one:**

   ☐ Purchaser is not a citizen or primary resident of, not located in, and does not have a domicile within the People's Republic of China (for such purposes, not including the Hong Kong and Macu Special Administrative Regions or Taiwan).

   ☐ Purchaser is <u>not</u> a citizen or resident of, not located in, and does not have a primary residence or domicile in a country subject to sanctions under OFAC Regulations.

   ☐ Purchaser is <u>not</u> a company, an entity or an individual subject to sanctions under OFAC Regulations.

   [For your reference, here are the weblinks to relevant OFAC search sanction lists: https://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx https://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx https://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/consolidated.aspx]

   ☐ Purchaser agrees and acknowledges that Purchaser cannot transfer, resell or hedge the Right under the SAFT without Company's prior written approval and may be required to deliver an opinion of legal counsel acceptable to Company in its sole discretion before Company's prior written approval can be obtained.

2. **If Purchaser is (i) a citizen or resident of, located in or has a primary residence in the United States, (ii) a "U.S. person" as defined under Regulation S of the**

Securities Act of 1933, as amended, or (iii) acquiring the Right for the account or benefit of a "U.S. person", Purchaser must be able to verify the accuracy of one of the following statements by checking the box next to it (please check each box that applies):

☐ Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and has completed the Accredited Investor Certification attached hereto as <u>Attachment A</u>.

[The definition of "accredited investor" as defined in Rule 501(a) may be found at the following weblink: https://www.ecfr.gov/cgi-bin/retrieveECFR?gp=&r=SECTION&n=17y3.0.1.1.12.0.46.176]

OR

☐ Including the amount paid for the Right under the SAFT, in the past 12 month period, Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. [The investment limit as defined in Rule 100(a)(2) may be found at the following weblink: https://www.ecfr.gov/cgi-bin/retrieveECFR?gp=mc=true&n=pt17.3.227&r=PART&ty=HTML - se17.3.227_1100]

Purchasers checking only this box or whose status as an accredited investor cannot be reasonably verified by Company will be participating in the Regulation CF Crowdfunding Offering as defined in the SAFT.

[The definition of "U.S. person" can be found at the following weblink: https://www.ecfr.gov/cgi-bin/text-idx?amp;node=17:3.0.1.1.12&rgn=div5#sg17.3.230_1802.sg14]

3. **If Purchaser was not able to check a box under 2 above, Purchaser must be able to verify and covenant to the accuracy of each of the following statements by checking the box next to each one:**

☐ Purchaser is not located within the United States, is not a "U.S. person" as defined under Regulation S of the Securities Act and is not acquiring the Right under the SAFT for the account or benefit of a U.S. person.

☐ Purchaser will resell the Right under the SAFT only according to Regulation S, under a registration statement covering the Right or another available exemption under Securities Act.

☐ Purchaser will not to hedge the Right under the SAFT except in compliance with the Securities Act.

☐ Purchaser understands that Company will refuse to approve the transfer or resale of the Right under the SAFT unless such transfer or resale is effected according to Regulation S, a registration statement covering the Right or another available exemption under Securities Act.

4. **For Purchasers in the United Kingdom: In addition to checking the boxes under 3 above, if Purchaser is a resident of, located in or has a primary residence in the United Kingdom, Purchaser must be able to verify the accuracy of the following statement by checking the box next to it:**

☐ Purchaser is an (i) investment professional (within the meaning of article 19(5) of the financial services and markets act 2000 (financial promotion) order 2005 as amended (the "*fpo*")); (ii) a persons or entity of a kind described in article 49 of the fpo; or (iii) a certified sophisticated investor (within the meaning of article 50(1) of the fpo). [A copy of the financial services and markets act 2000 may be found at the following weblink for your reference https://www.legislation.gov.uk/uksi/2005/1529/contents/made]

5. **For Purchasers in Canada: In addition to checking the boxes under 3 above, if Purchaser is a resident of, located in or has a primary residence in the Canada, Purchaser must be able to verify the accuracy of the following statement by checking the box next to it:**

☐ Purchaser is an "accredited investor" as defined in National Instrument 45-106 Prospect Exemptions.

[The definition of "accredited investor" as defined in Part 2, Section 2.3 can be found at the following weblink for your reference **http://www.osc.gov.on.ca/documents/en/Securities-Category4/ni_20170119_45-106_unofficial-consolidation.pdf**]

Purchaser understands that Company will rely upon the information contained herein and any additional information requested by Company for purposes of determining Purchaser's suitability to enter in the SAFT. Purchaser understands and agrees that Company will use its best efforts to keep the information in this Questionnaire strictly confidential.

THE NEXT PAGE IS THE SIGNATURE PAGE.

SIGNATURE PAGE

SIGNATURE BLOCK FOR INDIVIDUALS	SIGNATURE BLOCK FOR ENTITIES
_____ Name of Purchaser (print) _____ Signature of Purchaser Date Signed:_____	_____ Name of Purchaser (print) By:_____ Authorized Signatory _____ (print name and title of Authorized Signatory) Date Signed:_____

<u>ATTACHMENT A</u>

INVESTOR CERTIFICATION

For Individual Accredited Investors Only
(all Individual Accredited Investors must *INITIAL* where appropriate):

Initial _____   I have a net worth (excluding the value of my primary residence) in excess of $1,000,000 either individually or through aggregating my individual holdings and those in which I have a joint, community property or other similar shared ownership interest with my spouse.

Initial _____   I have had an annual gross income for the past two years of at least $200,000 (or $300,000 jointly with my spouse) and expect my income (or joint income, as appropriate) to reach the same level in the current year.

For Non-Individual Accredited Investors
(all Non-Individual Accredited Investors must *INITIAL* where appropriate):

Initial _____   The investor certifies that it is a partnership, corporation, limited liability company or revocable trust that is 100% owned by persons who meet at least one of the criteria for Individual Investors set forth above.

Initial _____   The investor certifies that it is a partnership, corporation, limited liability company or business trust that has total assets of at least $5 million and was not formed for the purpose of investing in the Company.

Initial _____   The investor certifies that it is an employee benefit plan whose investment decision is made by a plan fiduciary (as defined in ERISA §3(21)) that is a bank, savings and loan association, insurance company or registered investment adviser.

Initial _____   The investor certifies that it is an employee benefit plan whose total assets exceed $5,000,000.

Initial _____   The undersigned certifies that it is a self-directed employee benefit plan whose investment decisions are made solely by persons who meet either of the criteria for Individual Investors.

Initial _____   The investor certifies that it is a U.S. bank, U.S. savings and loan association or other similar U.S. institution acting in its individual or fiduciary capacity.

Initial _____   The undersigned certifies that it is a broker-dealer registered pursuant to §15 of the Securities Exchange Act of 1934.

Initial _____   The investor certifies that it is an organization described in §501(c)(3) of the Internal Revenue Code with total assets exceeding $5,000,000 and not formed for the specific purpose of investing in the Company.

Initial _____   The investor certifies that it is a trust with total assets of at least $5,000,000, not formed for the specific purpose of investing in the Company, and whose purchase is directed by a person with such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

Initial _____   The investor certifies that it is a plan established and maintained by a state or its political subdivisions, or any agency or instrumentality thereof, for the benefit of its employees, and which has total assets in excess of $5,000,000.

Initial _____   The investor certifies that it is an insurance company as defined in §2(13) of the Securities Act.

Initial _____   The investor certifies that it is an investment company registered under the Investment Company Act of 1940, as amended, or a business development company as defined in Section 2(a)(48) thereunder.

Initial _____   The investor certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

EXHIBIT F
Video Transcripts

Promo Video

Announcer: Both teams are ready to rock and roll as we're gonna get underway here

Text: A NEW LEAGUE BUILT FOR FANS

Text: A NEW LEAGUE FOR THE DIGITAL AGE

Announcer: Verlon Reed, back. Screaming Eagles touchdown! It's the first touchdown in Screaming Eagles history!

Text: YOU DRAFT THE PLAYERS

Text: YOU HIRE THE COACHES

Text: YOU CALL THE PLAYS IN REAL TIME

Announcer: Screaming Eagles going for it here. Verlon drops back, looking deep, into the endzone. Touchdown!

Text: The New York Times - *An Indoor Football Team Has Its Fans Call the Plays*

Text: *How Can Football Video Games Get More Realistic? Real Humans* – WSJ

Announcer: Verlon drops back, looking to the back of the endzone. Devon Mahita with the touchdown!

Text: GeekWire – *How a new fan-drive 'Interactive Football League' could change the way you think about sports*

Text: Slate – *That Was My Play! The future of sports just might be the Screaming Eagles, a football team controlled by fans with smartphones*

Text: A NEW WAY TO WATCH FOOTBALL

Announcer: It's gonna be a quick action packed…

Announcer: Can't imagine the excitement here that's gonna be happening here shortly as fans make the calls on this first game.

Announcer: Looking. Looking. Touchdown! Screaming Eagles!

Announcer: What a great fan play call. What a great fan play call.

Announcer: And folks, every single play this game was called by the fans. This is the future of sports.

Text: Fan-Controlled | Football League | Summer 2018

Patrick Dees:	What is up? Welcome to the video FAQ for the Fan-Controlled Football League. I am one of your hosts today, Patrick Dees, co-founder FCFL. I am joined by Sohrob Farudi, co-founder and CEO of Fan-Controlled Football League.
Sohrob Farudi:	Good to be here.
Patrick Dees:	So we get a lot of questions.
Sohrob Farudi:	We get a lot of questions-
Patrick Dees:	We do.
Sohrob Farudi:	... 'cause we're doing something pretty crazy, so.
Patrick Dees:	We are doing something crazy, yeah.
Sohrob Farudi:	Yeah, but it's fun.
Patrick Dees:	Do you have a minute to talk to me a little bit-
Sohrob Farudi:	Let's do it.
Patrick Dees:	... about, that's why we're here recording video.
Sohrob Farudi:	Five minutes actually.
Patrick Dees:	Okay.
Sohrob Farudi:	Yeah.
Patrick Dees:	Perfect. Set your watches at home. I wanna run through a lot of the questions that we get regularly, and let's knock them out. So the first question we get first and foremost is, is this football? What is this league that we're about to see in 2018?
Sohrob Farudi:	Yeah. This is real football. These are real players-
Patrick Dees:	Yup.
Sohrob Farudi:	... that played in college at the highest level. A lot of these guys are cut from NFL rosters. This is very competitive, unscripted football. It's indoor, so it's a smaller, compact if you're used to the outdoor game. Our game's seven on seven. It's a shorter field. But at the end of the day-
Patrick Dees:	That's fast.

Sohrob Farudi:	... it's fast, it's exciting football. We're gonna move to one-hour games, so this can be very easily consumed rather than setting aside half your day.
Patrick Dees:	Yeah.
Sohrob Farudi:	You gotta set aside an hour.
Patrick Dees:	An hour, yes.
Sohrob Farudi:	And at the end of the day it's gonna be interactive and immersive, right? The idea is to get fans closer to the game than they'd ever been before.
Patrick Dees:	We get asked a lot about technology. We are first and foremost, you and I both have a technology background, one of the things that you say a lot is that sports is really underserved from a technology perspective. Talk to me, talk to the folks at home about what technology we're bringing to bear in the league this year.
Sohrob Farudi:	Yeah, look, I think the opportunity here is to build a new league from the ground up with technology in mind, right?
Patrick Dees:	Yeah.
Sohrob Farudi:	All the, not knocking any of the pro leagues. I mean, I'm a huge-
Patrick Dees:	No.
Sohrob Farudi:	... Cowboys fan-
Patrick Dees:	I know you are.
Sohrob Farudi:	... I mean, I'm a huge sports fan. So, but I think none of the leagues that are around right now really got a chance to embrace technology as it stands right now.
Patrick Dees:	Yeah.
Sohrob Farudi:	For us, this is an opportunity to get fans closer with drone cams and live-stream helmet cams and mics on the guys and biometrics and all the latest and greatest from a technology standpoint. And then the interactivity, right? So we're gonna let fans call plays in real time. We proved that the technology works with the Screaming Eagles in our proof of concept season. And this is that opportunity to take it to the next level and do it across an entire league.
Patrick Dees:	It's the best of video game, like playing Madden in real life, right?
Sohrob Farudi:	Exactly.

Patrick Dees:	Like calling plays in real time. And I for one love the drone footage, the angles that you get is, they're incredible. One question that I have for you Sohrob is, we are in the middle of a token sale.
Sohrob Farudi:	Sure.
Patrick Dees:	Nobody's heard of tokens. What are tokens? What do they get me?
Sohrob Farudi:	Yeah, look. Tokens for us is the digital currency of the league, right? So we're building a real-life video game, and tokens fit really well into that model. So the idea here is that as a token-holder, you're gonna have access and voting power in the league. So the more tokens you have, the more tokens you acquire, the more voting power you're gonna have over the team that you choose to actually participate within-
Patrick Dees:	Sure.
Sohrob Farudi:	... the league. And then the tokens themselves are ERC20 tokens, so these are built on the Ethereum blockchain. What does that mean exactly?
Patrick Dees:	Yeah, what does that mean?
Sohrob Farudi:	We are incorporating blockchain into this league for couple of reasons. The big one is transparency in the voting. So one of the things that blockchain allows is it allows fully transparent voting and an immutable ledger. So when you make a vote, when you cast a vote as a fan for the coach or the players-
Patrick Dees:	Yup.
Sohrob Farudi:	... that you want on your team, we will be able to show you that whatever fans voted for is what fans actually get. And to me, trusting the outcome of these votes is gonna be paramount to actually being, the league being successful.
Patrick Dees:	Absolutely. So, we, I know that in most games we talk a lot about currencies, right? So tokens are your currency, like in-
Sohrob Farudi:	Right.
Patrick Dees:	... a video game. I know that I'll be able to buy tokens right now. I also can earn some, right? A limited amount during the course of the season.
Sohrob Farudi:	Yes.
Patrick Dees:	How do I go about doing that?
Sohrob Farudi:	Yeah, look. We don't wanna exclude anybody from this league, right? At the end of the day, we want everybody in the world to be fans of the FCFL, right?

Patrick Dees:	Right.
Sohrob Farudi:	So the opportunity is right now to participate in the token sale, get a 25% bonus for participating. Getting early access to actually helping design some of the teams that we're bringing-
Patrick Dees:	Yeah.
Sohrob Farudi:	... in, these seven new teams. So, helping design the logos and name the teams. But, at the same time, we want fans that missed out on the token sale, or friends of fans that participated, to be able to earn them. So during the course of play, in the app, the more you participate, the more plays you call, the more content you consume, you'll be able to earn just like you do in a video game.
Patrick Dees:	Okay. Very cool. Last question. This is coming this year, 2018. When can I expect to be watching the FCFL?
Sohrob Farudi:	We have a lot to do.
Patrick Dees:	We do.
Sohrob Farudi:	The good news is we've got a great team, I think.
Patrick Dees:	Yup.
Sohrob Farudi:	But we're shooting for summer of 2018. That's the goal, is to have kick-off in summer of 2018.
Patrick Dees:	Which team are you choosing?
Sohrob Farudi:	Whichever one you're not choosing.
Patrick Dees:	That's exactly what I was going for. I cannot wait to trash-talk you, Sohrob, and you at home. Listen, thank you so much for watching, and we will see you on the field in 2018.

eFL fans call touchdown

Salt Lake City Screaming Eagles Reporter: Hey guys we've got another one of our offensive coordinators up here. This is Ben. This is Noelle. Fourth down, big play, what are you calling here?

Ben: I'm going pass. We still got 11 yards to go. I don't want to see them kick it. I want to see them pass it in.

Reporter: Kind of a rough start out there, but seem to be coming back now. What do you think?

Ben: Yea, I'm actually pretty encouraged. You know fans are doing pretty well to get a couple of good drives in there. We're getting better.

Reporter: Alright Ben and Noelle, thanks very much. Enjoying the game in 117. Let's see this fourth down.

Announcer #1: Screaming Eagles going for it here. Verlon Reed drops back, lots of pressure, looking deep, into the endzone! Touchdown!

Announcer #2: What a great fan play call. What a great fan play call.

Announcer #1: Derwyn Lauderdale again with the touchdown.